 As filed with the Securities and Exchange Commission on December 10, 2010

 Registration No.  333-__________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

HEALTH DISCOVERY CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Georgia (State or other jurisdiction of incorporation or organization)	8099 (Primary Standard Industrial Classification Code Number)	74-3002154 (I.R.S. Employer Identification Number)

2 East Bryan Street, Suite 502
Savannah, GA  31401
(912) 443-1987
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stephen D. Barnhill, M.D.
Chief Executive Officer
Health Discovery Corporation
2 East Bryan Street, Suite 502
Savannah, GA  31401
(912) 443-1987
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of Communications to:

Daniel B. Nunn, Jr.
Fowler White Boggs P.A.
50 North Laura Street, Suite 2800
Jacksonville, FL  32202
(904) 598-3118

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer (Do not check if a smaller reporting company) ☐	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	AMOUNT TO BE REGISTERED	PROPOSED MAXIMUM OFFERING PRICE PER UNIT		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (2)
Common Stock, no par value, to be issued upon exercise of warrants exercisable at $0.20 per share	3.333,333	$0.20	(1)	$666,666.60	$47.53
Common Stock, no par value, to be issued upon exercise of warrants exercisable at $0.25 per share	3,333,333	$0.25	(1)	$833,333.25	$59.42
Common Stock, no par value, to be issued upon exercise of warrants exercisable at $0.30 per share	3,333,334	$0.30	(1)	$1,000,000.20	$71.30
Common Stock, no par value, to be issued upon exercise of warrants exercisable at $0.13 per share	1,000,000	$0.13	(1)	$130,000.00	$9.27
Common Stock, no par value, to be issued upon exercise of warrants exercisable at $0.17 per share	6,875,000	$0.17	(1)	$1,168,750.00	$83.33
Common Stock, no par value	16,263,888	$0.15	(1)	$2,439,583.00	$173.94

(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457.
(2) Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed.  These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective.  This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated December 10, 2010

PROSPECTUS

17,875,000 Shares of Common Stock to be issued upon Exercise of Warrants
16,263,888 Shares of Common Stock

HEALTH DISCOVERY CORPORATION
2 East Bryan Street, Suite 502
Savannah, GA  31401
(912) 443-1987

This prospectus relates to the resale of up to 17,875,000 shares of our common stock, no par value, which may be issued upon the exercise of warrants previously issued by us and 16,263,888 shares of our common stock, no par value, which are being offered for resale from time to time by the shareholders named in the section entitled “Selling Shareholders” on page 14.  The number of shares the selling shareholders may offer and sell under this prospectus includes common shares:

●	the selling shareholders currently hold; and

●
issuable to them upon the exercise of warrants previously issued by us.  The selling shareholders may also offer additional shares of common stock acquired upon the exercise of the warrants and our issuance of stock as a result of anti-dilution provisions, stock splits, stock dividends or similar transactions.

We are registering these shares to satisfy registration rights of the selling shareholders.

We will not receive any of the proceeds from any resales by the selling shareholders. We will, however, receive certain of the proceeds from the exercise of the warrants issued to the selling shareholders. The selling shareholders may sell the shares of common stock from time to time in various types of transactions, including on the Over-the-Counter Bulletin Board and in privately negotiated transactions. For additional information on methods of sale, you should refer to the section entitled “Plan of Distribution” on page 15.

On December 9, 2010, the last sales price of the common stock quoted on the Over-the-Counter Bulletin Board was $0.15 per share. Our company’s common stock is quoted on the Over-the-Counter Bulletin Board under the symbol “HDVY.OB.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is December 10, 2010.

TABLE OF CONTENTS

Page#
PROSPECTUS SUMMARY	1
RISK FACTORS	3
USE OF PROCEEDS	13
PRICE RANGE OF COMMON STOCK AND DIVIDENDS	13
SELLING SHAREHOLDERS	14
PLAN OF DISTRIBUTION	15
BUSINESS	16
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	36
DIRECTORS AND EXECUTIVE OFFICERS	48
DESCRIPTION OF CAPITAL STOCK	56
LEGAL MATTERS	58
EXPERTS	58
WHERE YOU CAN FIND MORE INFORMATION	58
INDEX TO FINANCIAL STATEMENTS	60

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we have filed with the Securities and Exchange Commission.  You should read this prospectus and any accompanying prospectus supplement, as well as any post-effective amendments to the registration statement of which this prospectus is a part, together with the additional information described under “Available Information” before you make any investment decision.

The terms “Health Discovery,” “HDC,” “Company,” “we,” “our” and “us” refer to Health Discovery Corporation unless the context suggests otherwise.  The term “you” refers to a prospective purchaser of our common stock.

You should rely only on the information contained in this prospectus or any accompanying prospectus supplement.  We have not authorized anyone to provide you with information different from that contained in this prospectus or any accompanying prospectus supplement.  These securities are being offered for sale and offers to buy these securities are only being solicited in jurisdictions where offers and sales are permitted.  The information contained in this prospectus and any accompanying prospectus supplement is accurate only as of the date on their respective covers, regardless of the time of delivery of this prospectus or any accompanying prospectus supplement or any sale of the securities.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including “Risk Factors” and the financial statements, before making an investment decision.

Our Company Overview

HDC is a pattern recognition company that uses advanced mathematical techniques to analyze large amounts of data to uncover patterns that might otherwise be undetectable.  The Company operates primarily in the emerging field of molecular diagnostics where such tools are critical to scientific discovery.  The terms artificial intelligence and machine learning are sometimes used to describe pattern recognition tools.

HDC’s mission is to use its patents, intellectual prowess, and clinical partnerships principally to identify patterns that can advance the science of medicine, as well as to advance the effective use of our technology in other diverse business disciplines, including the high-tech, financial, and homeland security markets.

Our historical foundation lies in the molecular diagnostics field where we have made a number of important discoveries that may play a critical role in developing more personalized approaches to the diagnosis and treatment of certain diseases.  However, our SVM assets in particular have broad applicability in many other fields.  Intelligently applied, HDC’s pattern recognition technology can be a portal between enormous amounts of otherwise undecipherable data and truly meaningful discovery.

Our Company’s principal asset is its intellectual property which includes advanced mathematical algorithms called Support Vector Machines (SVM) and Fractal Genomic Modeling (FGM), as well as biomarkers that we discovered by applying our SVM and FGM techniques to complex genetic and proteomic data.  Biomarkers are biological indicators or genetic expression signatures of certain disease states.  Our intellectual property is protected by more than 88 patents that have been issued or are currently pending around the world.

Our business model has evolved over time to respond to business trends that intersect with our technological expertise and our capacity to professionally manage these opportunities.  In the beginning, we sought only to use our SVMs internally in order to discover and license our biomarker signatures to various diagnostic and pharmaceutical companies.  Today, our commercialization efforts include: utilization of our discoveries and knowledge to help develop biomarkers for use as companion diagnostics, surrogate biomarkers, and diagnostic and prognostic predictive tests; licensure of the SVM and FGM technologies directly to diagnostic and pharmaceutical companies; and, the formation of new ventures with domain experts in other fields where our pattern recognition technology holds commercial promise.

Our Principal Market

The principal healthcare market for our pattern recognition technology and biomarker discoveries is medical diagnostics, particularly the rapidly growing field of molecular diagnostics.  The market consists of two basic types of diagnostic procedures: in vitro tests performed on a patient’s fluid or tissue samples and in vivo tests performed directly on the body, including blood pressure monitoring and imaging analysis such as x-rays.  In vitro diagnostics (IVD) can be further divided into several major segments including clinical chemistry, immunochemistry, hematology/cytometry, microbiology, and molecular diagnostics.

The IVD portion of the diagnostics market currently accounts for over $31 billion in sales worldwide.  Today, the molecular diagnostics segment represents a fraction of the IVD revenues with about $2.5 billion in sales, but it is widely considered to be the fastest growing segment, estimated at a 20-25% compounded annual growth rate, mainly in the U.S. and EU markets, versus 6-7% for IVD as a whole.  It is difficult to accurately assess the size of this segment since many countries do not have reference laboratories external to hospitals.  Areas of particular growth include infectious diseases, oncology, genetic diseases, and pharmacogenetic analyses.  Companies involved in this space include several major pharmaceutical and diversified corporations, including Roche Holdings Ltd., Abbott Laboratories, Inc., and Johnson & Johnson.  Siemens AG and GE Healthcare operate medical imaging segments that are expanding in diagnostics.  Other market players include large technology companies like Becton Dickinson and Company, Beckman Coulter, Inc., and Bio-Rad Laboratories, Inc.

IVDs have been established as effective tools for all aspects of disease management, especially in areas of unmet clinical need.  Such tests have been developed for screening and prognosis as well as for applications, such as determination of genetic predisposition to disease, detection of presymptomatic disease, and prediction of individual drug response.

The Offering

Common Stock offered upon Exercise of Warrants	17,875,000 Shares

Common Stock offered	16,263,888 Shares

Common Stock to be outstanding after this offering(1)	247,350,747 Shares

Exercise Price of Warrants	3,333,333 at $0.20/share 3,333,333 at $0.25/share 3,333,334 at $0.30/share 1,000,000 at $0.13/share 6,875,000 at $0.17/share

Net Proceeds	The Company will not receive any proceeds from this offering. The Company will receive cash upon the exercise of certain warrants of up to $1,298,750(2).

Use of proceeds from Exercise of Warrants
We will use the proceeds from the exercise of the warrants for general corporate purposes, which may include, among other things, our working capital needs and other general corporate purposes, including research and product development.  See “Use of Proceeds” on page 13.

Risk Factors	See “Risk Factors” beginning on page 3 and other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Dividend Policy
We have not declared a dividend since our inception and we do not expect to do so in the foreseeable future.  Instead, we anticipate that all of our earnings, if any, will be used for working capital, to support our operations and to finance the growth and development of our business.  Any future determination relating to dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects and other factors that our Board of Directors may deem relevant.  If the Company were to pay dividends, the holders of the shares of the Series B Preferred Stock have a right to first receive, or simultaneously receive, a dividend on each outstanding share of Series B Preferred Stock on an as if converted to common stock basis.  The holders of the shares of Series B Preferred Stock also accrue a 10% annual dividend and have a special dividend right to receive 15% of the Company’s net revenues, subject to certain limitations. See “Price Range of Our Common Stock and Dividends” on page 13.

Over-the-Counter Bulleting Board Symbol	Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol “HDVY.OB.”

(1) The number of shares outstanding after this offering is based on the number of shares outstanding on December 10, 2010 and assumes the issuance of 17,875,000 Shares upon the exercise of the warrants but excludes 16,500,000 shares issuable upon the exercise of stock options and other warrants, which are vested and outstanding as of December 10, 2010 at a weighted average exercise price of $0.10 per share.

(2) The Company will receive cash upon the exercise of the 1,000,000 warrants at $0.13 per share and the exercise of 6,875,000 warrants at $0.17 per share for a total of $1,298,750. The Company does not expect to receive any proceeds from the exercise of the 3,333,333 warrants at $0.20 per share, the 3,333,333 warrants at $0.25 per share and the 3,333,334 warrants at $0.30 per share due to certain exercise price adjustments. See “Legal Proceedings.”

The Offering

We are registering up to 17,875,000 shares of our common stock that may be issued upon the exercise of warrants and 16,263,888 shares of our common stock to enable the sale of such shares by the selling shareholders identified in the section of this prospectus entitled “Selling Shareholders.”  Information regarding our common stock and the warrants is included in the section of this prospectus entitled “Description of Capital Stock.”

RISK FACTORS

This document contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, all statements, other than statements of historical facts, that address activities, events or developments that we expect or anticipate will or may occur in the future, including but not limited to statements regarding the successful implementation of our services, business strategies and measures to implement such strategies, competitive strengths, expansion and growth of our business and operations, references to future success, the ability of the Company to utilize its SVM and FGM assets and other intellectual property to identify biomarkers which can be used in diagnostic tests, the ability to enter into agreements with strategic partners for the development and commercialization of diagnostic tests, the ability of the Company to develop a product line, the ability to achieve profitability, about anticipated size of the market for diagnostic tests, the capabilities of molecular diagnostic tests, regarding working with our collaborators resulting in revenue for the Company, the sufficiency of our liquidity and capital resources, and other such matters.  All such statements are forward-looking statements and are based on the beliefs of, assumptions made by and information currently available to our management. The words “expect,” “estimate,” “anticipate,” “believe,” “intend,” “plan” and similar expressions and variations thereof are intended to identify forward-looking statements. Such forward-looking statements may involve uncertainties and other factors that may cause the actual results and performance of our company to be materially different from future results or performance expressed or implied by such statements.

The cautionary statements set forth in this “Risk Factors” section and elsewhere in this annual report identify important factors with respect to such forward-looking statements, including certain risks and uncertainties, which could cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Among others, factors that could adversely affect actual results and performance include failure to successfully develop a profitable business, delays in identifying and enrolling customers, the inability to retain a significant number of customers, effectiveness and execution of licensing efforts, our ability to employ and retain key employees and experienced scientists, our access to tissue samples, loss of the ability to use certain patent rights, the inability to continue to protect our proprietary information, competitive conditions, our ability to remain competitive in a rapidly changing technological environment, acceptance of our products by the market, volatility in U.S. and global stock markets generally and in our stock price specifically, potential shareholder claims which could result in substantial dilution to our shareholders, economic conditions generally, the effect of current difficulties in the credit markets on our business, factors beyond our control, including, but not limited to, catastrophes (both natural and man-made), earthquakes, floods, fires, explosions, acts or terrorism or war, and the risks identified elsewhere in this report. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement.  All forward looking statements and cautionary statements included in this document are made as of the date hereof based on information available to us, and we assume no obligation to update any forward looking statement or cautionary statement.

Risks Related to Our Business

We are a developing business and a high-risk company.

We are a high-risk company in a volatile industry.  In September 2003, we completely changed the focus of our business from wireless telecommunications to biotechnology.  Investors should recognize that an investment in our company is risky and highly speculative.  We are a developing business, and our prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development.  Failure to implement and execute our business and marketing strategy successfully, to provide superior customer service, to respond to competitive developments and to integrate, retain and motivate qualified personnel could have a material adverse effect on our business, results of operations and financial condition. We must successfully overcome these and other business risks.

We may incur future losses, and we may never achieve or sustain profitability.

While we expect to continue to maintain a positive cash balance during 2010 and 2011, our expenses are expected to exceed our income until we successfully complete transactions resulting in significant revenue.  Accordingly, our capital will be decreased to pay these operating expenses.  If we ever become profitable, of which there is no assurance that we can, from time to time our operating expenses could exceed our income and thus our capital will be decreased to pay these operating expenses.  We cannot assure you that we will ever achieve profitability.  Even if we do achieve profitability, we may not be able to sustain or increase profitability.

Our business is difficult to evaluate because we have a limited history of operations.

Since reorganizing in 2003, our focus and our business model have been continually evolving.  Accordingly, we have a history of operations in which there is limited information to identify any historical pattern. Even if we could discern such a pattern, the rapidly evolving nature of the biotechnology and pharmaceutical industries would make it very difficult to identify any meaningful information in such a short history.  Therefore, it is also difficult to make any projections about the future of our operations.  This difficulty may result in our shares trading below or above their value.

We may need additional financing.

During 2009, we raised additional capital in the amount of $1,490,015 through the issuance of Series B Preferred Stock and received proceeds from the exercise of previously issued warrants to purchase our Common Stock of $2,450,430.  In addition, since January 1, 2010, we have received an additional $5,852,333 from the exercise of previously issued warrants to acquire our Common Stock.  If we are unable to generate sufficient revenue, additional proceeds may be required to finance our activities. We cannot assure prospective investors that we will not need to raise additional capital or that we would be able to raise sufficient additional capital on favorable terms, if at all.  There can be no assurance that additional financing will be available, if required, on terms acceptable to us.  If we fail to raise sufficient funds or do not increase our revenues from licensing our technology or performing services, we may have to cease operations or materially curtail our business operations. If we raise additional capital by issuing equity securities, our stockholders may experience dilution. If we raise additional funds through collaboration and licensing arrangements, we may be required to relinquish some rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us.

A significant portion of our net revenues will be paid as either a Special Dividend to the holders of the Series B Preferred Stock or to our senior management in bonuses.

Subject to the limitations set forth in the Amended and Restated Articles of Amendment to Articles of Incorporation and applicable law, as long as the Series B Preferred Stock (the “Series B Preferred Stock”) remain outstanding, the Company must pay the holders of the Series B Preferred Stock a special dividend (the “Special Dividend”) equal to 15% of the Company’s “Net Revenues.”  Company Net Revenues will include, but not be limited to, revenue derived from development fees, license fees and royalties paid to the Company and revenue collected as a result of the sale of any asset of the Company or distributions from SVM Capital, LLC, but will not include the proceeds of any capital infusions from the exercise of outstanding options or warrants or as a result of any capital raise undertaken by the Company.  At any time following the issuance of the Series B Preferred Stock, the Company may satisfy the Special Dividend in its entirety if the aggregate payments made to the Series B Holders is equal to that value which provides an internal annual rate of return of twenty percent (20%) on the Series B Preferred Stock.  The maximum Special Dividend to be paid each year shall be the aggregate Series B Original Issue Price, and no amounts in excess of such amount shall accrue or carry-over to subsequent years. The shares of our Series B Preferred Stock also accrue dividends at the rate of 10% per year, which must be paid by the fifth anniversary of the issuance of such shares either by the Company’s issuance of the number of shares of Common Stock equal to such accrued dividends divided by the average closing price of the Company’s Common Stock during the prior ten business days or by the payment of cash, as the Company may determine in its sole discretion. Further, pursuant to the terms of the employment agreement with our Chief Executive Officer, a cash bonus (subject to an annual cap specified in the employment agreement) of 10% of the Company’s Net Revenue (as defined in the CEO’s employment agreement) is being accrued and paid as a cash bonus.  The Company and CEO are currently negotiating a new contract at this time. Additionally, the Company may pay additional bonuses out of such revenue to other senior management.

See Item 5, Market for Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities for further information on the terms of the Series B Preferred Stock.  The payment of the Special Dividend and any bonuses to management will reduce the amount of cash able to be used to fund our operations, to pay dividends to holders of our Common Stock and to otherwise distribute to holders of our Common Stock upon a sale or liquidation.

Our operating results are unpredictable and may fluctuate significantly from period to period, which may cause our stock price to decline and result in losses to investors.

Our operating results may vary from period to period due to numerous factors, many of which are outside our control, including the number, timing and acceptance of our services. Factors that may cause our results to vary by period include:

■	payments of milestones, license fees or research payments under the terms of our increasing number of external alliances;
■	changes in the demand for our products and services;
■	the nature, pricing and timing of products and services provided to our collaborators;
■	acquisition, licensing and other costs related to the expansion of our operations;
■	reduced capital investment for extended periods;
■	losses and expenses related to our investments in joint ventures and businesses;
■	regulatory developments or changes in public perceptions relating to the use of genetic information and the diagnosis and treatment of disease based on genetic information; and
■	changes in intellectual property laws that affect our rights in genetic information that we sell and license.

Advisory and personnel costs, marketing programs and overhead account for a substantial portion of our operating expenses. Some of these expenses cannot be adjusted quickly in the short term.  If revenues of the business decline or do not grow as anticipated, we may not be able to reduce our operating expenses accordingly.  Failure to achieve anticipated levels of revenue could therefore significantly harm our operating results for a particular period.

Because we do not intend to pay dividends on our Common Stock, holders of our Common Stock  will benefit from an investment in our Company only if it appreciates in value.

We have never declared or paid any cash dividends on our Common Stock. We currently intend to retain the Company’s future earnings, if any, to finance the expansion of the Company’s business and do not expect to pay any cash dividends in the foreseeable future.  As a result, the success of an investment in our Common Stock will depend entirely upon any future appreciation. There is no guarantee that our Common Stock will appreciate in value or even maintain the price at which its investors purchased their shares.

Our stock price has been, and is likely to continue to be, highly volatile.

Our stock price has, since September 1, 2003, traded as high as $0.60 and as low as $0.03.  Our stock price could fluctuate significantly due to a number of factors beyond our control, including:

■	variations in our actual or anticipated operating results;
■	sales of substantial amounts of our stock;
■	announcements about us or about our competitors, including technological innovation or new products or services;
■	litigation and other developments related to our patents or other proprietary rights or those of our competitors;
■	conditions in the life sciences, pharmaceuticals or genomics industries; and
■	governmental regulation and legislation.

In addition, the stock market in general, and the market for life sciences and technology companies in particular, have experienced extreme price and volume fluctuations historically. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors may decrease the market price of our Common Stock, regardless of our actual operating performance.

In the past, companies that have experienced volatility in the market prices of their stock have been the objects of securities class action litigation. If we became the object of securities class action litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could affect our profitability.

Our approach of incorporating ideas and methods from mathematics, computer science and physics into the disciplines of biology, organic chemistry and medicine is relatively new and may not be accepted by our potential customers or collaborators.

We intend to create a fully integrated biomarker discovery company to provide pharmaceutical and diagnostic companies worldwide with new, clinically relevant and economically significant biomarkers.  Our potential customers and collaborators may be reluctant to accept our new, unproven technologies, and our customers may prefer to use traditional services. In addition, our approach may prove to be ineffective or not as effective as other methods.  For example, our products and technologies may prove to be ineffective if, for instance, they fail to account for the complexity of the life processes that we are now attempting to model.  If our customers or collaborators do not accept our products or technologies and/or if our technologies prove to be ineffective, our business may fail or we may never become profitable.

Even if our computational technologies are effective as research tools, our customers or we may be unable to develop or commercialize new drugs, therapies or other products based on them.

            Even if our computational technologies perform their intended functions as research tools, our customers may be unable to use the discoveries resulting from them to produce new drugs, therapies, diagnostic products or other life science products.  Despite recent scientific advances in the life sciences and our improved understanding of biology, the roles of genes and proteins and their involvement in diseases and in other life processes is not well understood.  Only a few therapeutic products based on the study of and discoveries relating to genes or proteins have been developed and commercialized.  If our customers are unable to use our discoveries to make new drugs or other life science products, our business may fail or we may never become profitable.

Our SVM Portfolio utilizes technology that may be covered by an earlier-issued patent, and if we lose the rights to use that patent, our ability to exploit certain aspects of our SVM technology will be impaired.

Our SVM Portfolio utilizes technology that may be covered by the original hyperplane patent (Pat. No. 5,649,068) invented by members of our Scientific Advisory Board and owned by Lucent Technologies GRL Corporation (“Lucent”).  We have obtained an assignment of a pre-existing patent license from Lucent. If Lucent were to terminate the license, it is possible that we would not be able to use portions of the SVM technology.

The industries in which we are active are evolving rapidly, and we may be unable to keep pace with changes in technology.

The pharmaceutical and biotechnology industries are characterized by rapid technological change.  This is especially true of the data-intensive areas of such technologies.  Our future success will largely depend on maintaining a competitive position in the field of drug, therapeutics and diagnostic products discovery.  If we fail to keep pace with changes in technology, our business will be materially harmed. Rapid technological development may result in our products or technologies becoming obsolete. This may occur even before we recover the expenses that we incurred in connection with developing those products and technologies.  Products or services offered by us could become obsolete due to the development of less expensive or more effective drug or diagnostics discovery technologies.  We may not be able to make the necessary enhancements to our technologies to compete successfully with newly emerging technologies.

We face intense competition, and if we are unable to compete successfully we may never achieve profitability.

The markets for our products and services are very competitive, and we expect our competition to increase in the future.  Although we have not identified specific companies that provide the full suite of services that we do, we compete with entities in the U.S. and worldwide that provide products and services for the analysis of genomic information and information relating to the study of proteins (proteomic information) or that commercializes novel genes and proteins.  These include genomics, pharmaceutical and biotechnology companies, academic and research institutions and government and other publicly funded agencies.  We may not be able to successfully compete with current and future competitors.  Many of our competitors have substantially greater capital resources, research and development staffs, facilities, manufacturing and marketing experience, distribution channels and human resources than we do.  This may allow these competitors to discover or to develop products in advance of us or of our customers.

Some of our competitors, especially academic and research institutions and government and other publicly funded agencies, may provide for free services or data similar to the services and data that we provide for a fee.  Moreover, our competitors may obtain patent and other intellectual property protection that would limit our rights or our customers’ and partners’ ability to use or commercialize our discoveries, products and services.  If we are unable to compete successfully against existing or potential competitors, we may never achieve profitability.

Our management may be unable to address future growth.

We anticipate that if we experience a period of growth in our customer base and market opportunities, a period of significant expansion of the Company will be required. This expansion will place a significant strain on our management, operational and financial resources. To manage future growth of our operations, if any, we will be required to improve existing and implement new operational systems, procedures and controls, and to expand, train and manage our employee base. There can be no assurance that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations, that management will be able to hire, train, retain, motivate and manage the required personnel or that we will be able to identify, manage and exploit existing and potential strategic relationships and market opportunities. Our failure to manage growth effectively could have a material adverse effect on our business, results of operations and financial condition.

 If our business does not keep up with rapid technological change or continue to introduce new products, we may be unable to maintain market share or recover investments in our technologies.

Technologies in the biomarker industry have undergone, and are expected to continue to undergo, rapid and significant change. We may not be able to keep pace with the rapid rate of change and introduce new products that will adequately meet the requirements of the marketplace or achieve market acceptance. If we fail to introduce new and innovative products, we could lose market share to our competitors, limit our growth and damage our reputation and business.

The future success of our business will depend in large part on our ability to maintain a competitive position with respect to these technologies. We believe that successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product and are reluctant to switch to a competing product after making their initial selection. However, our business or others may make rapid technological developments, which could result in our technologies, products or services becoming obsolete before we are able to recover the expenses incurred to develop them.

If our business cannot enter into strategic alliances or licensing agreements, we may be unable to develop and commercialize our technologies into new products and services or continue to commercialize existing products or services.

We may be unable to maintain or expand existing strategic alliances or establish additional alliances or licensing arrangements necessary to continue to develop and commercialize products, and any of those arrangements may not be on terms favorable to the business. In addition, current or any future arrangements may be unsuccessful. If we are unable to obtain or maintain any third party license required to sell or develop our products or product enhancements, we may choose to obtain substitute technology either through licensing from another third party or by developing the necessary technology ourselves. Any substitute technology may be of lower quality or may involve increased cost, either of which could adversely affect our ability to provide our products competitively and harm our business.

We also depend on collaborators for the development and manufacture of complex instrument systems and chemicals and other materials that are used in laboratory experiments.  We cannot control the amount and timing of resources our collaborators devote to our products. We may not be able to enter into or satisfactorily retain these research, development and manufacturing collaborations and licensing agreements, which could reduce our growth and harm our competitive position.

We may not be able to find business partners to develop and commercialize product candidates derived from our discovery activities.

Our strategy for the development and commercialization of diagnostic markers and therapeutic proteins depends on the formation of collaborations or licensing relationships with third parties that have complementary capabilities in relevant fields. Potential third parties include pharmaceutical and biotechnology companies, diagnostic companies, academic institutions and other entities.  We cannot assure you that we will be able to form these collaborations or license our discoveries or that these collaborations and licenses will be successful.

Our dependence on licensing and other collaboration agreements makes us heavily dependent on our collaborators.

We may not be able to enter into licensing or other collaboration agreements on terms favorable to us.  Even if we do enter into an acceptable agreement, collaborators typically may be afforded significant discretion in electing whether to pursue any of the planned activities.  In most cases, our collaborators will have responsibility for formulating and implementing key strategic or operational plans. Decisions by our collaborators on these key plans, which may include development, clinical, regulatory, marketing (including pricing), inventory management and other issues, may prevent successful commercialization of the product or otherwise affect our profitability.

In addition, we may not be able to control the amount and timing of resources our collaborators devote to the product candidates, and collaborators may not perform their obligations as expected. Additionally, business combinations or changes in a collaborator’s business strategy may negatively affect its willingness or ability to complete its obligations under the arrangement with us.  Furthermore, our rights in any intellectual property or products that may result from our collaborations may depend on additional investment of money that we may not be able or willing to make.

Potential or future collaborators may also pursue alternative technologies, including those of our competitors.  Disputes may arise with respect to the ownership of rights to any technology or product developed with any future collaborator. Lengthy negotiations with potential collaborators or disagreements between us and our collaborators may lead to delays or termination in the research, development or commercialization of product candidates or result in time-consuming and expensive litigation or arbitration. If our collaborators pursue alternative technologies or fail to develop or commercialize successfully any product candidate to which they have obtained rights from us, our business, financial condition and results of operations may be significantly harmed.

If we are unable to hire or retain key personnel or sufficient qualified employees, we may be unable to successfully operate our business.

Our business is highly dependent upon the continued services of our Executive Team and Board of Directors.  While certain members of our senior management are parties to employment or consulting agreements and non-competition and non-disclosure agreements, we cannot assure you that these key personnel and others will not leave us or compete with us, which could materially harm our financial results and our ability to compete.  The loss, incapacity or unavailability for any reason of any of these individuals could have a material adverse effect upon our business, as well as our relationships with our potential customers.  We do not carry key person life insurance on any member of our senior management.  Furthermore, competition for highly qualified personnel in our industry and geographic locations is intense.  Our business would be seriously harmed if we were unable to retain our key employees, or to attract, integrate or retain other highly qualified personnel in the future.

We may not be able to employ and retain experienced scientists, mathematicians and management.

Technologies in our industry have undergone, and are expected to continue to undergo, rapid and significant change. A highly skilled staff is integral to developing, marketing and supporting new products that will meet or exceed the expectations of the marketplace and achieve market acceptance. Without experienced staff, our business may be unable to maintain or grow market share, which could result in lower than expected revenues and earnings.

If our access to tissue samples or to genomic data or other information is restricted, or if this data is faulty, our business may suffer.

To continue to build our technologies and related products and services, we need access to third parties’ scientific and other data and information.  We also need access to normal and diseased human and other tissue samples and biological materials.  We may not be able to obtain or maintain such access on commercially acceptable terms.  Some of our suppliers could become our competitors and discontinue selling supplies to us.  Information and data from these suppliers could contain errors or defects that could corrupt our databases or the results of our analysis of the information and data.  In addition, government regulation in the United States and other countries could result in restricted access to, or use of, human and other tissue samples.  Although currently we do not face significant problems in obtaining access to tissues, if we lose access to sufficient numbers or sources of tissue samples, or if tighter restrictions are imposed on our use of the information generated from tissue samples, our business may suffer.

The sales cycle for some of our products and services is lengthy.  We expend substantial funds and management effort with no assurance of successfully selling our products or services.

Our ability to obtain customers for our platforms, tools and services depends in large part upon the perception that our technologies can help accelerate their efforts in drug and diagnostics discovery.  Our ability to obtain customers for our therapeutic or diagnostic product candidates significantly depends on our ability to validate and prove that each such product candidate is suitable for our claimed therapeutic or diagnostic purposes.  Our ability to obtain customers will also depend on our ability to successfully negotiate terms and conditions for such arrangements. The sales cycle for our therapeutic and diagnostic product candidates is typically lengthy and may take more than 12 months.

An inability to protect our proprietary data, technology or products may harm our competitive position.

If we do not adequately protect the intellectual property underlying our products and services, competitors may be able to develop and market the same or similar products and services. This would erode our competitive advantage.  In addition, the laws of some countries do not protect or enable the enforcement of intellectual property to the same extent as the laws of the United States.

We use contractual obligations to protect a significant portion of our confidential and proprietary information and know-how.  This includes a substantial portion of the knowledge base from which we develop a large portion of our proprietary products and services.  However, these measures may not provide adequate protection for our trade secrets or other proprietary information and know-how.  Customers, employees, scientific advisors, collaborators or consultants may still disclose our proprietary information in violation of their agreements with us, and we may not be able to meaningfully protect our trade secrets against this disclosure.

In addition, we have applied for patents covering some aspects of some of our technologies and biomarker subsets of genes and proteins we have discovered using these technologies.  We plan to continue to apply for patents covering parts of our technologies and discoveries as we deem appropriate, but cannot assure you that we will be able to obtain any patents or that the patents will be upheld if challenged.  The patent positions of biotechnology related companies are generally uncertain and involve complex legal and factual questions.  Legislative changes and/or changes in the examination guidelines of governmental patents offices may negatively affect our ability to obtain patent protection for certain aspects of our intellectual property, especially with respect to genetic discoveries, and may negatively impact the enforceability of one or more of our patents. In contrast to recent court decisions invalidating claims directed to individual human genes and proteins, our focus has been directed to identifying relationships between small groups of genes and proteins that are useful for diagnosing, treating and prognosing diseases and other conditions.

Our success depends in large part on our ability to patent our discoveries.

Our success depends, in large part, on our ability to obtain patents on biomarkers and pathways that we have discovered and are attempting to commercialize.  We face intense competition from other biotechnology and pharmaceutical companies. These include customers who use our products and technologies and are pursuing patent protection for discoveries, which may be similar or identical to our discoveries.  We cannot assure you that other parties have not sought patent protection relating to the biomarkers and pathways that we discovered or may discover in the future.  Our patent applications may conflict with prior applications of third parties or with prior publications.  They may not result in issued patents and, even if issued, our patents could be invalidated or may not be sufficiently broad to provide us with any competitive advantages.  U.S. and other patent applications ordinarily remain confidential for 18 months from the date of filing.  As a result, patent applications that we file which we believe are novel at the time of filing may be determined at a later stage to be inconsistent with earlier applications.  Additionally, the scope of patents we receive may not provide us with adequate protection of our intellectual property, which would harm our competitive position.  Any issued patents that cover our proprietary technologies may not provide us with substantial protection or be commercially beneficial to the business.  The issuance of a patent is not conclusive as to its validity or its enforceability.  Federal courts may invalidate these patents or find them unenforceable.  Competitors may also be able to design around our patents.  If we are unable to protect our patented technologies, we may not be able to commercialize our technologies, products or services and our competitors could commercialize our technologies. Any of these events could materially harm our business or financial results.

Litigation or other proceedings or third party claims of intellectual property infringement could prevent us, or our customers or collaborators, from using our discoveries or require us to spend time and money to modify our operations.

The technology that we use to develop our products, and the technology that we incorporate in our products, may be subject to claims that they infringe the patents or proprietary rights of others. The risk of this occurring will tend to increase as the genomics, biotechnology and software industries expand, more patents are issued and other companies engage in other genomic-related businesses.  If we infringe patents or proprietary rights of third parties, or breach licenses that we have entered into with regard to our technologies and products, we could experience serious harm. If litigation is commenced against us alleging intellectual property rights infringement or if we initiate a lawsuit to assert claims of infringement, protect or trade secrets or know-how or to determine the enforceability, scope and validity of the proprietary rights of others, we may incur significant costs in litigating, whether or not we prevail in such litigation.  Regardless of the outcome, litigation can be very costly.  These costs would also include diversion of management and technical personnel to defend us against third parties or to enforce our patents (once issued) or other rights against others.  In addition, parties making claims against us may be able to obtain injunctive or other equitable relief that could prevent us from being able to further develop or commercialize.  Further, these lawsuits could result in the invalidation or limitation of the scope of our patents or the forfeiture of the rights associated with these patents.  This could also result in the award of substantial damages against us.  In the event of a successful claim of infringement against us, we may be required to pay damages and obtain one or more licenses from third parties.  If we are not able to obtain these licenses at a reasonable cost, if at all, we could encounter delays in product introductions while we attempt to develop alternative methods or products. Defense of any lawsuit or failure to obtain any of these licenses could prevent us from commercializing available products, all of which could negatively impact our business, financial condition or results of operations.  Moreover, during the course of these suits, there may be public announcements of the results of hearings, motions and other interim proceedings or developments in the litigation. Securities analysts or investors may perceive these announcements to be negative, which could cause the market price of our Common Stock to decline.

Many of our services will be based on complex, rapidly developing technologies. Although we will try to identify all relevant third party patents, these products could be developed by the business without knowledge of published or unpublished patent applications that cover some aspect of these technologies. The biomarker industry has experienced intensive enforcement of intellectual property rights by litigation and licensing.  If we are found to be infringing the intellectual property of others, we could be required to stop the infringing activity, or we may be required to design around or license the intellectual property in question.  If we are unable to obtain a required license on acceptable terms, or are unable to design around any third party patent, we may be unable to sell some of our services, which could result in reduced revenue.

We may acquire or make strategic investments in other businesses and technologies in the future, and these could prove difficult to integrate, disrupt our business, dilute stockholder value and adversely affect our operating results.

If opportunities arise, we may consider making acquisitions of or investments in businesses, technologies, services or products.  These activities may involve significant cash expenditures, debt incurrence, additional operating losses and expenses that may have a material adverse effect on the operating results of our business.  Moreover, even if we acquire complementary businesses or technologies, we may be unable to successfully integrate any additional personnel, operations or acquired technologies into our business.

Difficulties in integrating an acquired business or managing an investment could disrupt our business, distract our management and employees and increase our expenses.  Future acquisitions could expose us to unforeseen liabilities and result in significant charges relating to intangible assets.  Sizable acquisitions or investments may also divert senior management from focusing on our existing business plan.  Finally, if we make acquisitions using convertible debt or equity securities, existing stockholders may be diluted, which could affect the market price of our stock.

Risks Related to Our Industry

There are many risks of failure in the development of drugs, therapies, diagnostic products and other life science products. These risks are inherent to the development and commercialization of these types of products.

Risks of failure are inseparable from the process of developing and commercializing drugs, therapies, diagnostic products and other life science products. These risks include the possibility that any of these products will:

■	be found to be toxic or ineffective;
■	fail to receive necessary regulatory approvals;
■	be difficult or impossible to manufacture on a large scale;
■	be uneconomical to market;
■	fail to be developed prior to the successful marketing of similar products by competitors; or
■	be impossible to market because they infringe on the proprietary rights of third parties or compete with superior products marketed by third parties.

We are dependent on our customers’ commercialization of our discoveries.  Any of these risks could materially harm our business and financial results.

The trend towards consolidation in the pharmaceutical and biotechnology industries may adversely affect us.

The trend towards consolidation in the pharmaceutical and biotechnology industries may negatively affect us in several ways.  These consolidations usually involve larger companies acquiring smaller companies, which results in the remaining companies having greater financial resources and technological capabilities, thus strengthening competition in the industry.  In addition, continued consolidation may result in fewer customers for our products and services.

We may be subject to product liability claims if products derived from our products or services harm people.

We may be held liable if any product that is made with the use, or incorporation of, any of our technologies or data causes harm or is found otherwise unsuitable.  These risks are inherent in the development of genomics, functional genomics and pharmaceutical products.  If we are sued for any harm or injury caused by products derived from our services or products, our liability could exceed our total assets.  In addition, such claims could cause us to incur substantial costs, divert management’s attention from executing the Company’s business plan and subject us to negative publicity even if we prevail in our defense of such claims.

Our business and the products developed by our collaborators may be subject to governmental regulation.

New therapeutic or diagnostic products that may be developed by our collaborators will have to undergo a lengthy and expensive regulatory review process in the United States and other countries before it can be marketed.  It may be several years, or longer, before any therapy or diagnostic product that is developed by using our technologies, will be sold or will provide us with any revenues.  This may delay or prevent us from becoming profitable.  Changes in policies of regulatory bodies in the United States and in other countries could increase the delay for each new therapy and diagnostic products.

Even if regulatory approval is obtained, a product on the market and its manufacturer are subject to continuing review.  Discovery of previously unknown problems with a product may result in withdrawal of the product from the market.

Although we intend to become involved in the clinical phases in the future, we still expect to rely mainly on collaborators of our discovery activities to file regulatory approval applications and generally direct the regulatory review process.  We cannot be certain whether they will be able to obtain marketing clearance for any product that may be developed on a timely basis, if at all.  If they fail to obtain required governmental clearances, it will prevent them from marketing therapeutic or diagnostic products until clearance can be obtained, if at all.  This will in turn reduce our chances of receiving various forms of payments, including those relating to sales of marketed therapeutic or diagnostic products by them.

The law applicable to us may change in a manner that negatively affects our prospects.

We must comply with various legal requirements, including requirements imposed by federal and state securities and tax laws. Should any of those laws change over the term of our existence, the legal requirements to which we may be subject could differ materially from current requirements, which could increase the cost of doing business or preclude us from undertaking certain parts of our business plan, would result in adverse consequences.

If ethical and other concerns surrounding the use of genetic information become widespread, there may be less demand for our products and services.

Genetic testing has raised ethical issues regarding confidentiality and the appropriate uses of the resulting information.  For these reasons, governmental authorities may call for limits on or regulation of the use of genetic testing or prohibit testing for genetic predisposition to various conditions, particularly for those that have no known cure.  Any of these scenarios could reduce the potential markets for our technologies in the field of predictive drug response, which could materially harm our business and financial results.

Risks Related to This Offering

The so-called “penny stock rule” could make it cumbersome for brokers and dealers to trade in our common stock, making the market for our common stock less liquid which could cause the price of our stock to decline.

Trading of our common stock on the OTC Bulletin Board may be subject to certain provisions of the Securities Exchange Act of 1934, commonly referred to as the “penny stock” rule.  A penny stock is generally defined to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions.  If our stock is deemed to be a penny stock, trading in our stock will be subject to additional sales practice requirements on broker-dealers.  These may require a broker-dealer to:

●	make a special suitability determination for purchasers of our shares;
●	receive the purchaser’s written consent to the transaction prior to the purchase; and
●	deliver to a prospective purchaser of our stock, prior to the first transaction, a risk disclosure document relating to the penny stock market.

Consequently, penny stock rules may restrict the ability of broker-dealers to trade and/or maintain a market in our common stock.  Also, prospective investors may not want to get involved with the additional administrative requirements, which may have a material adverse effect on the trading of our shares.

Any projections and forecasts included in this prospectus were prepared based on assumptions regarding facts and future events which may or may not materialize.

Many factors influencing the operation of our business are beyond our and our management’s control. There can be no assurance that the actual operation of our company’s business will correspond with any projections and the forecasts included in this prospectus.  No representation or warranty of any kind is made by us, management, our accountant, attorneys or any other person associated with our company, that the projections made by us will correspond with future events.

Investors must rely on our management.

Holders of the common stock will have very limited rights or powers to participate in the management of Health Discovery. Accordingly, no potential investor should purchase the common stock unless he or she is willing to entrust all aspects of day-to-day management and operations to our management. Investors will be relying on the expertise and experience of our management to identify and administer the business. Past experience and performance by our Board of Directors, Scientific Advisory Board and employees provides no assurance of future results.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares in this offering by the selling shareholders.  We will, however, receive certain of the proceeds from the exercise of warrants held by the selling shareholders.  We expect to use any proceeds we receive for working capital and for other general corporate purposes, including research and product development.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock is traded on the OTC Bulletin Board under the symbol HDVY.  The range of closing prices for our common stock, as reported on Bloomberg.com during each quarter of the last two fiscal years and last three most recent fiscal quarters was as follows.  These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

	High	Low
First Quarter 2008	$0.08	$0.03
Second Quarter 2008	$0.08	$0.03
Third Quarter 2008	$0.09	$0.03
Fourth Quarter 2008	$0.07	$0.04

	High	Low
First Quarter 2009	$0.09	$0.04
Second Quarter 2009	$0.08	$0.03
Third Quarter 2009	$0.13	$0.03
Fourth Quarter 2009	$0.40	$0.09

	High	Low
First Quarter 2010	$0.36	$0.18
Second Quarter 2010	$0.21	$0.12
Third Quarter 2010	$0.20	$0.15

As of December 10, 2010, there were approximately 299 holders of record of our common stock.

We have not paid any cash dividends for commons shares since inception, and we do not anticipate paying any in the foreseeable future on common shares.  We intend to retain future earnings, if any, to support the development and growth or our business.  Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.  Under the Georgia Business Corporation Act, a company is prohibited from paying a dividend if, after giving effect to that dividend, either the company would not be able to pay its debts as they become due in the usual course of business or the company’s total assets would be less than the sum of its total liabilities plus the amount that would be needed if the company were to be dissolved at the time of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the dividends.   If the Company were to pay dividends, the holders of the shares of  the Series B Preferred Stock have a right to first receive, or simultaneously receive, a dividend on each outstanding share of Series B Preferred Stock on an as if converted to Common Stock basis.  The holders of the shares of Series B Preferred Stock also accrue a 10% annual dividend and have a special dividend right to receive 15% of the Company’s net revenues, subject to certain limitations.

SELLING SHAREHOLDERS

The table below shows the name and number of shares of our common stock owned by the selling shareholders who may sell shares covered by this prospectus. The selling shareholders may resell all, a portion or none of such shares of common stock, whether previously issued or which may be issued upon the exercise of warrants from time to time. The table below sets forth with respect to each selling shareholder, based upon information available to us as the date of this prospectus, the number of shares of common stock beneficially owned, the number of shares of common stock registered by this prospectus and the number and percent of outstanding common stock that will be owned after the sale of the registered shares of common stock assuming the sale of all of the registered shares of common stock under this prospectus and all other currently effective prospectuses.

Because the selling shareholders may offer all, some or none of their respective shares of common stock, no definitive estimate as to the number of shares thereof that will be held by the selling shareholders after such offering can be provided.  Therefore, we have prepared the table below on the assumption that the selling shareholders will sell all shares covered by this prospectus.  Except as noted below by footnote, none of the selling shareholders are affiliates of Health Discovery, have had a material relationship with Health Discovery during the past three years or are or were affiliates with registered broker-dealers.

Name	Beneficially Owned Before Offering (1)	Number of Shares Being Offered		Number of Shares Beneficially Owned After Offering (2)	Percentage of Class Owned After Offering (2)
William F. Quirk, Jr. (3)	32,759,126	27,263,888	(4)	5,495,238	2.4%

Prime Mover Capital Partner, L.P.	17,088,606	6,875,000	(5)	10,213,606	4.5%

(1)
The number of shares beneficially owned is determined in accordance with Rule 13(d)-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose.  Under such rule, beneficial ownership includes any shares as to which each selling shareholder has sole or shared voting power or investment power and also any shares that the selling shareholder has the right to acquire within 60 days.

(2)	Assumes that 229,475,747 shares are outstanding and that all shares issued upon the exercise of warrants issued to the selling shareholders will be resold by the selling shareholders in this offering.

(3)	Mr. Quirk resigned as a Director of HDC on June 21, 2008.

(4)
Includes warrants to acquire 3,333,333 shares of common stock at an exercise price of $0.20 per share and expiring on September 21, 2011, warrants to acquire 3,333,333 shares of common stock at an exercise price of $0.25 per share and expiring on March 31, 2012, 3,333,334 shares of common stock at exercise price of $0.30 per share and expiring on September 21, 2012, and warrants to acquire 1,000,000 shares of common stock at an exercise price of $0.13 per share and expiring on January 31, 2012.

(5)	Represents warrants to acquire 6,875,000 shares of common stock at an exercise price of $0.17 per share.

PLAN OF DISTRIBUTION

We are registering 17,875,000 shares of common stock to be issued upon the exercise of warrants on behalf of the selling shareholders.   We are also registering 16,263,888 shares of our common stock which were issued to the selling shareholders. All costs, expenses and fees in connection with the registration of the shares offered by this prospectus will be borne by us, other than brokerage commissions and similar selling expenses, if any, attributable to the sale of shares which will be borne by the selling shareholders. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.  Sales of shares may be effected by selling shareholders from time to time in one or more types of transactions (which may include block transactions) in the over-the-counter market, any exchange or quotation system, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of any such methods of sale, and any other method permitted pursuant to applicable law, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers.

The selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with selling shareholders. The selling shareholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealers or other financial institutions of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as amended or supplemented to reflect such transaction). The selling shareholders may pledge and/or loan these shares to broker-dealers who may borrow the shares against their hedging short position and in turn sell these shares under the prospectus to cover such short position.

The selling shareholders may make these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from selling shareholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer is not expected to be in excess of customary commissions).

The selling shareholders and any broker-dealers that act in connection with the sale of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers or any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

Because selling shareholders may be deemed “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling shareholders may be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act provided they meet the criteria and conform to the requirements of Rule 144.

BUSINESS

Our History

We were organized under the name Direct Wireless Communications, Inc. in April 2001 by Direct Wireless Corporation, which licensed to us its technology for a wireless telephone.  In October 2001, Direct Wireless Corporation, then our sole stockholder, pursuant to an effective registration statement under the Securities Act of 1933, distributed its entire holdings of our common stock as a stock dividend to its stockholders.  As a result of the dividend, Direct Wireless Corporation ceased to own any of our equity securities.  The negative events that occurred during that time period in the communications industry made it difficult for us to fund the advancement of our communication platform.  As a result, we made the decision to strategically change the overall direction of our intended business activities.

On August 26, 2003, we acquired all of the assets of The Barnhill Group, LLC, which was owned by Stephen D. Barnhill, M.D.  Dr. Barnhill is a physician trained in laboratory medicine and clinical pathology.  He developed, in collaboration with others, artificial intelligence and pattern recognition computational techniques today used in medicine, genomics, proteomics, diagnostics, drug discovery and other fields of scientific endeavor.  Following the acquisition, Dr. Barnhill became our Chief Executive Officer and Chairman of our Board of Directors.  Also, immediately following our acquisition of the assets of The Barnhill Group, LLC and the change in strategic direction of the Company, our licensing rights to the telecommunications technology previously granted by Direct Wireless Corporation were terminated and all payment obligations to Direct Wireless Corporation were terminated.

Subsequently, we amended our charter to change our name to Health Discovery Corporation (“HDC” or the “Company”) on November 6, 2003, at which time the new trading symbol (HDVY) became effective.

On December 30, 2003, we acquired the assets of Fractal Genomics, LLC, a company with patented Fractal Genomics Modeling (“FGM”) software, through the issuance of 3,825,000 common shares of the Company and the issuance of a $500,000 note payable, all of which has been paid.

On July 30, 2004, we began purchasing rights to a portfolio of patents and pending patent applications, including patents on the use of Support Vector Machines, or SVMs, and other machine learning tools useful for diagnostic and drug discovery (the “SVM Portfolio”).  On May 6, 2005, we acquired the remaining interest in the SVM Portfolio from a group of unrelated third parties.

Effective September 26, 2004, we were assigned a patent license agreement with Lucent . The patent license agreement is associated with the SVM Portfolio. We agreed to pay minimum royalty fees to Lucent, which increases based on the revenue of each licensed product that is sold, leased, or put into use by the Company. The license granted will continue for the entire unexpired term of Lucent’s patents.

On July 12, 2007, we completed our reincorporation in Georgia by effecting a conversion in our legal domicile from Texas to Georgia.  Our business, assets, liabilities, net worth and headquarters were unchanged as a result of the conversion, and our directors and officers prior to the conversion continued to serve after the conversion.  In connection with the conversion, the Company’s shares were converted on a one-for-one basis.

On October 9, 2007, we amended our Articles of Incorporation to set forth the rights and preferences of the Series A Preferred Stock.  All outstanding shares of Series A Preferred Stock were converted on a one-for-one basis into shares of our Common Stock, no par value (the “Common Stock”) on November 4, 2009.

On March 30, 2009, we amended our Articles of Incorporation to provide the rights and preferences of the Series B Preferred Stock, including the right to receive dividends, including special dividends, the right to vote on matters presented to holders of Common Stock, a preference right in the event of liquidation, and the right to convert the Series B Preferred Stock into Common Stock.  On November 13, 2009 we further amended and restated our Articles of Incorporation to provide for the rights and preferences of the Series B Preferred Stock as more fully described on the Amended and Restated Articles of Amendment to Articles of Incorporation attached to the 2009 Form 10-K as Exhibit 3.1(c).

Our Company Overview

HDC is a pattern recognition company that uses advanced mathematical techniques to analyze large amounts of data to uncover patterns that might otherwise be undetectable.  The Company operates primarily in the emerging field of molecular diagnostics where such tools are critical to scientific discovery.  The terms artificial intelligence and machine learning are sometimes used to describe pattern recognition tools.  With our historical foundation in the molecular diagnostics field, we have made a number of important discoveries that may play a critical role in developing more personalized approaches to the diagnosis and treatment of certain diseases.  However, our SVM assets in particular, have broad applicability in many other fields.  HDC’s assets, the pattern recognition technology can be a portal between enormous amounts of otherwise undecipherable data and truly meaningful discovery.

HDC’s mission is to use its patents, intellectual prowess, and clinical partnerships principally to identify patterns that can advance the science of medicine, as well as to advance the effective use of our technology in other diverse business disciplines, including the high-tech, financial, and homeland security markets.

Our Company’s principal asset is its intellectual property, which includes advanced mathematical algorithms called Support Vector Machines (SVM) and Fractal Genomic Modeling (FGM), as well as biomarkers that we discovered by applying our SVM and FGM techniques to complex genetic and proteomic data.  Biomarkers are biological indicators or genetic expression signatures of certain disease states.  Our intellectual property is protected by 88 patents that have been issued or are currently pending around the world.

Our business model has evolved over time to respond to business trends that intersect with our technological expertise and our capacity to professionally manage these opportunities.  In the beginning, we sought only to use our SVMs internally in order to discover and license our biomarker signatures to various diagnostic and pharmaceutical companies.  Today, our commercialization efforts include: utilization of our discoveries and knowledge to help develop biomarkers for use as companion diagnostics, surrogate biomarkers, and diagnostic and prognostic predictive tests; licensure of the SVM and FGM technologies directly to diagnostic and pharmaceutical companies; and, the formation of new ventures with domain experts in other fields where our pattern recognition technology holds commercial promise.

Our Principal Market

The principal healthcare market for our pattern recognition technology and biomarker discoveries is medical diagnostics, particularly the rapidly growing field of molecular diagnostics.  The market consists of two basic types of diagnostic procedures: in vitro tests performed on a patient’s fluid or tissue samples and in vivo tests performed directly on the body, including blood pressure monitoring and imaging analysis such as x-rays.  In vitro diagnostics (IVD) can be further divided into several major segments, including clinical chemistry, immunochemistry, hematology/cytometry, microbiology, and molecular diagnostics.

The IVD portion of the diagnostics market currently accounts for over $31 billion in sales worldwide.  Today, the molecular diagnostics segment represents a fraction of the IVD revenues with about $2.5 billion in sales, but it is widely considered to be the fastest growing segment, estimated at a 20-25% compounded annual growth rate, mainly in the U.S. and EU markets, versus 6-7% for IVD as a whole.  It is difficult to accurately assess the size of this segment since many countries do not have reference laboratories external to hospitals.  Areas of particular growth include infectious diseases, oncology, genetic diseases, and pharmacogenetic analyses.  Companies involved in this space include several major pharmaceutical and diversified corporations, including Roche Holdings Ltd., Abbott Laboratories, Inc., and Johnson & Johnson.  Siemens AG and GE Healthcare operate medical imaging segments that are expanding in diagnostics.  Other market players include large technology companies like Becton, Dickinson and Company, Beckman Coulter, Inc. and Bio-Rad Laboratories, Inc.

IVDs have been established as effective tools for all aspects of disease management, especially in areas of unmet clinical need.  Such tests have been developed for screening and prognosis as well as for applications, such as determination of genetic predisposition to disease, detection of presymptomatic disease, and prediction of individual drug response.

Molecular Diagnostics

Within the overall IVD market, the molecular diagnostics segment is expected to expand dramatically, largely attributable to advances in genomics and proteomics. Primary market drivers include the addition of new diagnostic tests in high volume testing areas coupled with the introduction of new instrumentation that provide greater ease, speed, and quality in test performance.  Given its annualized growth rate, the potential for molecular diagnostics is particularly impressive in the U.S., which represents the largest commercial market with the most favorable conditions for entry and marketing.

Borrowing from the two disciplines of genomics and proteomics, molecular diagnostics categorizes cancer and other diseases using technology such as mass spectrometry and gene chips.  Genomics is the study of all the genes in a cell or organism, and proteomics is the study of all the proteins in a cell or organism.  Molecular diagnostics determines how these genes and proteins interact in patients by focusing on patterns in different types of healthy and diseased patient cells.  Molecular diagnostics uncover these genomic and proteomic changes and capture this information as expression patterns.  Also called molecular signatures, these expression patterns improve clinicians’ ability to diagnose cancer when it is less advanced, predict which patients will respond to certain treatments, predict cancer recurrence risk, and select appropriate treatment for individual patients.

Molecular diagnostics can facilitate early, accurate screening and prediction of diseases in their asymptomatic stages, years before symptoms manifest or diseases actually begin.  This allows intervention to begin earlier, perhaps preventing the disease entirely.  Early intervention will allow the healthcare system to encompass both preventative and reactive medicine, improving overall healthcare efficiency and possibly reducing systemic healthcare expenditures.

The molecular diagnostics industry is an increasingly powerful healthcare participant with tremendous potential.  It is characterized by a very diverse, constantly changing technology base that continuously produces new opportunities and applications.  Advances in polymerase chain reaction (“PCR”), multiplexing, sequencing and other technologies are propelling both new and old companies forward with novel capabilities. Similarly, a growing understanding of the molecular basis of cancer and other chronic diseases has awakened new realms of medicine to the possibilities of molecular diagnostic testing.

Clinicians have discovered that molecular diagnostics have many uses beyond just the creation of new screening and diagnostic tools.  Expression patterns can also provide information for the design of new cancer treatments, monitor the treatment’s effectiveness as it is studied in a clinical trial, and even predict the patient’s response to a new treatment.  In addition to its importance in addressing the many kinds of cancer, molecular diagnostics will likely become an important technology for detecting resistance to antibiotics, a major hazard in the hospital setting.  In the future, molecular tests should be able to determine within two to three hours not only the nature of an infection, but also therapeutic selection and any potential resistance.

The molecular diagnostics market as a whole is experiencing growth, rapidly changing technology and intense competition.  New tests and new instruments to perform automated analysis continue to expand the capabilities of companies in this industry.  The identification and validation of novel genes, gene products, and biomarkers results in a potential market for diagnostic tests to identify such genes, gene products and biomarkers.  The market includes sales of reagents, instruments, and kits to clinical laboratories and research reagents that can be used by labs to develop their own in-house diagnostic tests.  It also includes testing services by those clinical labs that have developed their own products, plus diagnostics companies that operate their own branded, certified testing services.

Molecular diagnostic tests typically analyze DNA, RNA, or protein biomarkers (analytes) to identify a disease, determine its course, evaluate response to therapy, or predict individual predisposition to a disease.  The techniques applied involve analysis of DNA sequences, DNA methylation patterns, gene expression profiles, proteins, protein expression, or combinations of these biomarkers.  Such biomarkers provide direct information about genotypic and/or phenotypic changes associated with specific diseases or responses to treatment.  Biomarker analysis has also become an important tool in drug discovery, preclinical drug development, and patient monitoring during clinical trials.

Most molecular diagnostics currently on the market are primarily single-analyte tests involving the detection of a single gene or protein.  However, many disease-related processes are multifactorial, involving the abnormal expression of multiple genes or proteins.  Second-generation molecular diagnostics are anticipated to utilize novel detection technologies and multiplexing platforms to allow the measurement of a large number of analytes simultaneously.  These innovations within the industry will increasingly utilize multiplexing platforms such as DNA microarrays that perform parallel biomarker analysis.

The market has been driven by transition to fully automated systems, real time amplification, and growing development of point-of-care platforms.  Industry experts estimate that future growth will stem from emerging applications like genotyping for identifying drug resistant strains; bioterrorism testing applications within infectious disease; disease diagnostics and prognostic assays for disease applications like sepsis and nosocomial infections, such as MRSA, cancer, cardiovascular disease, and Alzheimer’s disease; diagnosis of inherited disorders; and theranostics companion diagnostics.

Genomic testing to determine diagnosis, therapeutic selection and response, and preventative measures is an important segment of the overall IVD market.  Although this segment is small today, it is an extremely fast-growing component.

Using companion diagnostics in patient care can substantially improve patient outcomes and pave the way for more personalized, targeted medicine by reducing both misdiagnoses and adverse reactions, and by eliminating unnecessary and expensive downstream tests.  Today, patient dosage levels are based on age, sex, and weight, as determined by empirical studies. However, specific drug metabolism may be as individualized as one’s fingerprint.  In the future, molecular diagnostics may be able to direct physicians to the right drugs for every patient, no matter what the illness.

This trend towards personalized medicine may ultimately lead to the reduction of overall healthcare expenditures.  What is known as a surrogate molecular marker may now be substituted for the lengthy process of comparing the effects of a prospective new drug versus a placebo on the ultimate outcome of a disease.  As a result, a drug’s effectiveness against the disease process in question may be monitored more efficiently by evaluating the presence or absence of a specific biomarker, thereby avoiding failures late in the research and development process as well as the threat of recalls.  One example of the successful application of biomarker data to therapeutic evaluation is the use of blood cholesterol levels to evaluate the effectiveness of cholesterol lowering drugs.  This approach has the potential for creating a revolutionary new paradigm in the conduct of clinical trials worldwide.

From a demographic standpoint, 12% of the U.S. population was 65 years old or older in 2000. By 2030, that portion of the population is anticipated to grow to 20%, burdening the healthcare system with increased numbers of cardiovascular, neurological, and other age-related diseases.   Age-related conditions are expected to contribute to the health care market that may provide an opportunity to market greater product development and molecular tests.

Demand for diagnostics addressing the pharmacogenetic testing segment (i.e. companion diagnostics and surrogate biomarkers) are expected to drive market growth in the years ahead.  Pharmacogenetics broadly relates to the study of genetic variations and their application to drug discovery to provide personalized therapy.  Currently the second largest market sector behind diagnostics for infectious diseases, the pharmacogenetic sector of the molecular diagnostics market is projected to grow rapidly.

The Role of HDC’s Technology in Molecular Diagnostics

Our pattern recognition technology offers pharmaceutical companies a key tool as they approach drug discovery in this new era of personalized medicine.  Accordingly, our marketing efforts are focused on utilizing our technology in partnership with many of the world’s leading pharmaceutical and life-sciences companies.  Our primary commercialization strategy for our technology and discoveries is to enter into both licensing agreements and joint development opportunities that feature up-front license fees, fee-for-service development revenue, milestone payments, and royalty streams.  We believe the pharmaceutical market offers us a promising commercial opportunity for the application of our technology, as the pharmaceutical industry is characterized by costly R&D efforts to create new patent-protected products.

The use of HDC’s SVM technology and our discovered biomarkers may help pharmaceutical companies develop and evaluate new drugs and medical therapies in less time and at lower cost.  According to the lobby group PhRMA, only 1 of every 10,000 potential medicines investigated by America’s drug companies survives the research and development process and is approved for patient use by the U.S. Food and Drug Administration (FDA).  On average, the drug developmental process can take up to 15 years in research and development, with costs approaching many hundreds of millions of dollars. This extended timeframe and enormous expense has led to an emphasis on the development of “blockbuster” drugs.

Within the drug discovery R&D process, biomarkers like ours can help pharmaceutical companies identify disease targets and pathways and validate mechanisms of drug action.  They may also serve as pharmacodynamic indicators of drug activity, drug response, and drug toxicity in clinical development.  Biomarkers may also be used to help avoid new drug failures in late stage trials.  Outside of the pharmaceutical market, the use of biomarkers can result in earlier detection of disease, and improved prognosis of therapeutic outcome.

We consistently work to influence the evolving relationship between diagnostics and monitoring patients for therapeutic outcome.  In February 2007, the FDA provided 510(k) clearance for MammoPrint, Agendia B.V.’s multi-gene expression breast cancer prognosis test.  We believe this indicates the acceptance of the field of molecular diagnostics and highlighted the growing importance of personalized medicine.  In particular, the advent of molecular diagnostics has led to the possibility of a completely new paradigm in the care of patients suffering from cancer and other diseases.

Current diagnostic tools, such as blood marker-based immunoassays, imaging techniques, and biopsy analyses, provide valuable information and have played an important role in the successful treatment of cancer patients but are not without limitations.  We believe there is a market for advanced diagnostic and prognostic tests that can provide meaningful information, screen for cancer, detect early recurrence, and monitor progression and therapeutic response in real time.  HDC’s pattern recognition technology can play a critical role in the development of these tests because an advanced pattern recognition technique such as SVM technology is required for this type of discovery.

Working with recognized diagnostic and pharmaceutical partners, our goal is to develop a product line of newly discovered biomarker signatures and pathways that can be found in human genes and genetic variations, as well as gene, protein and metabolite expression differences.  In addition, we market our expertise in the design of clinical trials for companion diagnostics to substantiate the clinical validity and commercial utility of those biomarkers.  We also market the potent combination of our intellectual property and intellectual prowess to our prospective collaborative partners.  As inventors of the SVM technology, our world renowned mathematicians offer these companies the strongest possible development team for their drug discovery, diagnostic test or other applications.

Our Technologies and Discoveries

HDC owns a patent portfolio of machine learning technology, including certain pioneer patents on SVM.  We also consult with many of the physicians, clinical specialists and mathematicians responsible for developing and filing the pioneer neural network and SVM patents for the analysis of clinical data.

The Company’s SVM technology is commonly considered within the context of artificial intelligence.  This is a branch of computer science concerned with giving computers the ability to perform functions normally associated with human intelligence, such as reasoning and optimization through experience. Machine learning is a type of artificial intelligence that enables the development of algorithms and techniques that allow computers to learn.  Pattern recognition is machine learning with a wide spectrum of applications including medical diagnosis, bioinformatics, classifying DNA sequences, detecting credit card fraud, stock market analysis, object recognition in computer vision, and robot locomotion.

SVM Overview

SVMs are mathematical algorithms that allow computers to sift through large, complex datasets to identify patterns.  SVMs are widely acknowledged for their ability to discover hidden relationships in these complex datasets.  With the ability to handle what is known as infinite dimensional space, SVMs are broadly considered to be superior to neural networks and other mathematical techniques.  SVM is a core machine learning technology with strong theoretical foundations and excellent empirical successes.

Since their introduction in 1992, SVMs marked the beginning of a new era in the learning from examples paradigm in artificial intelligence. Rooted in the Statistical Learning Theory developed by Professor Vladimir Vapnik, a member of HDC’s Scientific Advisory Board, SVMs quickly gained attention from the math and science communities due to a number of theoretical and computational merits.  This development advanced a new framework for modeling learning algorithms.  Within this framework, the fields of machine learning and statistics were merged, introducing powerful algorithms designed to handle the difficulties of prior computational techniques.

The new generation of learning algorithms that were developed based on this theory has proved to be remarkably resistant to the problems imposed by noisy data and high dimensionality. They are computationally efficient, have an inherent modular design that simplifies their implementation and analysis and allows the insertion of domain knowledge, and, more importantly, they have theoretical guarantees about their generalization ability.  SVMs have been validated in hundreds of independent academic publications and presentations.  In recognition for his work, Professor Vapnik received the prestigious Alexander von Humboldt Prize from the German government honoring foreign scientists and scholars for lifetime achievement.

SVMs have become widely established as one of the leading approaches to pattern recognition and machine learning worldwide and are replacing neural networks in a variety of fields, including engineering, information retrieval and bioinformatics.  This technology has been incorporated into product and research applications by many biomedical, pharmaceutical, software, computer and financial companies.  Educational and research institutions throughout the world have successfully applied SVMs to a wide array of applications, including gene and protein expression analysis, medical image analysis, flow cytometry, and mass spectrometry.

Recursive Feature Elimination - Support Vector Machine Overview

Recursive Feature Elimination (RFE-SVM) is an application of SVM that was created by HDC’s Chief Executive Officer and members of its Scientific Advisory Board to find discriminate relationships within clinical datasets, as well as within gene expression and proteomic datasets created from micro-arrays of tumor versus normal tissues. In general, SVMs identify patterns – for instance, a biomarker/genetic expression signature of a disease.  The RFE-SVM utilizes this pattern recognition capability to identify and rank order the data points that contribute most to the desired results.  The Company believes that its four RFE-SVM patents are currently the only RFE patents issued in the world.

Using RFE-SVM, we have been able to access information in micro-array datasets that the most advanced bioinformatics techniques missed.  In one micro-array experiment, RFE-SVMs were able to filter irrelevant tissue-specific genes from those related to the malignancy. RFE-SVM has also been used to determine gene expression patterns that correlate to the severity of a disease, not just its existence.  It has been shown to improve both diagnosis and prognosis by providing physicians with an enhanced decision tool.  HDC’s scientists believe that these analytic methods are effective for finding genes and proteins implicated in several cancers, as well as in assisting with the pharmacogenetic and toxicological profiling of patients.  The RFE-SVM method is also capable of finding those specific genes and proteins that are unhindered by ever-increasing patent protection.

Fractal Genomic Modeling Overview

On September 30, 2003, we acquired the assets of Fractal Genomics, LLC, a company with patented FGM software.  The fractal technology is used to find discriminate relationships within clinical datasets as well as within gene expression datasets created from micro-arrays of disease versus normal tissues.

The Fractal Genomic Modeling (“FGM”) data analysis technique has been shown to improve the mapping of genetic pathways involved in the diagnosis and prevention of certain diseases. HDC scientists believe that these analytic methods are effective for finding genes implicated in several cancers, HIV infection, lymphedema, Down’s syndrome, and a host of other diseases, as well as the pharmacogenetic profiling of patients.

FGM technology is designed to study complex networks. A complex network can be made up of genes inside a living organism, web pages on the Internet, stocks within a financial market, or any group of objects or processes that appear to be connected together in some intricate way. FGM uses a new approach toward modeling network behavior to rapidly generate diagrams and software simulations that facilitate prediction and analysis of whatever process is the particular object of study. Two important concepts behind FGM technology are the notions of scale-free networks and self-similarity.

Our Scientific Advisory Board

Our Scientific Advisory Board is comprised of scientists with vast experience in the fields of mathematics and medicine.  The members of the Scientific Advisory Board are Kary Mullis, Ph.D., winner of the Nobel Prize for Chemistry for discovering PCR (1993), Vladmir Vapnik, Ph.D., creator of SVMs and winner of the Humboldt Research Award, Isabelle Guyon, Ph.D., co-inventor of the first patent for SVMs, Nitesh Chawla, Ph.D., Assistant Professor in the Department of Computer Science and Engineering and Co-Director of the Interdisciplinary Center for Network Science and Applications at the University of Notre Dame, Ramananda K. Madyastha, M.D., Ph.D, recipient of the Raja Ravi Sher Singh of Kalsia Memorial Cancer Research Prize for outstanding contributions in the field of cancer research, and Bernhard Scholköpf, Ph.D., director at the Max Plank Institute for Biological Cybernetics in Tubingen, Germany and an elected member of the Max Plank Society.

Our Scientific Achievements

Our Chief Executive Officer and members of our Scientific Advisory Board are experienced in the design, analysis and application of machine learning technology, having invented many of the concepts and methodologies used to exploit domain knowledge.  In addition, through pattern recognition, our Chief Executive Officer and members of our Scientific Advisory Board have identified and patent-protected biomarkers as possible treatment advances for several diseases, including Benign Prostatic Hyperplasia (BPH), prostate cancer, leukemia, colon cancer, and breast cancer.

Benign Prostatic Hyperplasia (BPH)

HDC has identified and patent-protected a subset of genes that separates benign prostatic hyperplasia (BPH) from prostate cancer with a high degree of accuracy.  This same set of genes also separated BPH from normal tissue patterns, indicating that BPH is a disease with molecular characteristics of its own.  This discovery could be used to develop a new non-invasive diagnostic test for BPH, which does not currently exist, as well as a completely new type of therapy for patients with this disease.  This patent-protected gene set was developed in association with an international pharmaceutical company to be used as a surrogate biomarker for their clinical trial evaluating a new BPH drug.

BPH is a non-cancerous enlargement of the prostate gland that occurs as men age.  The enlargement often leads to obstruction in the flow of urine through the urethra that passes through the prostate gland. BPH is a common condition, representing a global treatment market of almost $4 billion annually growing by 12% per year in fixed-rate US dollar terms.  According to the National Institutes of Health (NIH), BPH affects more than 50% of men over age 60 and as many as 90% of men over the age of 70.  While BPH does not cause prostate cancer, both may be found together.

Prostate Cancer

HDC has identified, patent-protected and recently licensed a genetic biomarker signature that identifies clinically significant high grade prostate cancer cells based on analysis of tissue samples.  Upon the achievement of successful validation, the Company’s test may be used to analyze patients with elevated PSA or abnormal rectal exams, with negative biopsy results to determine if there is genomic evidence of grade three or higher cancer cells present in biopsy tissue, indicating the presence of a cancer potentially missed by the biopsy.  In 2008 we, Clarient, Inc. and an internationally renowned US academic cancer center successfully completed all phases of the clinical trial process with the hope of achieving the statistical significance necessary to validate the ability to commercialize a test.  We were very pleased with the results of the clinical trial and our results were recently published in the respected peer-reviewed journal UroToday International, and based on these results, the tissue-based prostate cancer test was made commercially available at Clarient.  For additional developments on the prostate cancer test, see Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operation, Operational Activities.

The National Cancer Institute (NCI) estimates that more than 186,000 new cases of prostate cancer will be diagnosed in the U.S. in 2008, with more than 28,660 deaths.  There are approximately 50 million PSA tests performed worldwide each year, half of which are performed in the U.S.  The PSA test sells in the U.S. national clinical laboratories for approximately $100 per test.  In a peer-reviewed paper recently published in the New England Journal of Medicine, the PSA test was shown to be an ineffective prostate cancer screening test, leaving open the opportunity for a better test to replace the PSA test as a screening tool for prostate cancer.  The Company’s prostate cancer test was the subject of a peer-reviewed paper published in the August 2009 edition of UroToday International, a respected international urology journal.

Leukemia

HDC has identified and patent-protected a set of leukemia genes that can separate ALL-T-cell leukemia from ALL-B-cell leukemia with a high degree of accuracy.  The Company collaborated with a prominent cancer research hospital to analyze a gene expression database to identify new biomarkers and pathways involved in leukemia.  The Company intends to further validate this finding in anticipation of developing a molecular diagnostic product for commercialization.  The Company hopes to complete validation of its test for leukemia in 2010.

Leukemia is a type of cancer that originates in the bone marrow. The accumulation of malignant cells interferes with the body’s production of healthy blood cells and makes the body unable to protect itself against infections. The National Cancer Institute (NCI) estimates that more than 44,000 new cases will be diagnosed in the U.S. in 2008, with almost 22,000 deaths.

Colon Cancer

HDC has identified and patent-protected colon cancer-specific biomarkers that can be used in the development of diagnostic assays for cancer detection, disease discrimination, and even a potential vaccine.  The aim of this early biomarker discovery project was to define the gene expression patterns associated with colon cancer.  Our RFE-SVM served as an effective tool for sifting through the voluminous data of thousands of measurements to highlight only those genes that optimally contributed to the study focus.

In the United States, colorectal cancer is the third most common cancer in men and women.  The National Cancer Institute (NCI) estimates that more than 108,000 new cases of colon and rectal cancer will be diagnosed in the U.S. in 2008, with nearly 50,000 deaths.

Breast Cancer

HDC licensed its two breast cancer diagnostic technologies (MammoSIGHT, for detecting malignancy in mammograms and MetastaSIGHT, for identifying circulating tumor cells in the blood) to Smart Personalized Medicine, LLC pursuant to an amended license agreement in exchange for a 20% ownership position in Smart Personalized Medicine, LLC and a per test royalty up to 7.5% based on net proceeds received from the sale of the new breast cancer prognostic test other than by Quest Diagnostics Incorporated.  The detection component of these technologies finds the areas of particular interest in the image and separates these objects from the background.  The feature extraction component formulates numerical values relevant to the classification task from the segmented objects.  HDC’s patented technology can be used within all diagnostic imaging radiology techniques, including PET scans, CT scans, and MRIs.

See Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, Operational Activities for additional information regarding recent developments with Smart Personalized Medicine and Quest.

For women, breast cancer is the most common non-skin cancer and the second leading cause of cancer-related death in the United States.  An estimated 221,000 women are diagnosed with breast cancer in the United States each year, and one in eight U.S. women will have breast cancer in her lifetime.  However, death rates from breast cancer have been declining since 1990, and these decreases are believed to be the result, in part, of earlier detection and improved treatment.  Mammography remains the best method of early breast cancer detection.  According to studies cited by the National Cancer Institute, 10-20% of breast cancers detected by a physical exam were missed by a film mammogram.  For this reason, there have been extensive research efforts to improve mammography.

The FDA reports that there are about 33.5 million mammography procedures performed each year in the United States.  Data from 2000-2002 show that about 70 percent of all mammograms that are performed annually are for screening purposes (to detect cancer as opposed to following cancer once it has been diagnosed). This translates to about 23.5 million screening procedures every year.  Currently, the breast cancer prognostic market is projected to be about $300 to $400 million.

Detecting malignancy in mammograms can be very difficult. Individual mammograms are unique and there can be great variation within “normal” images.  Unlike CT scans and MRIs, mammograms are not cross-sectional images.  Basically, a mammogram produces a two-dimensional picture of a three-dimensional object.  The projection from 3D to 2D and the resulting overlaps on the images may interfere with the recognition of the distinguishing features, which are often very subtle.  The rules for differentiating the benign and malignant cases are vague and not easily formulated.

One way to reduce reading errors is to have two radiologists read the same mammograms independently. However, in most health care systems, it is not feasible to implement such a two-radiologist reading process.  A computer-assisted detection (CAD) system serving as a second reader is therefore an attractive option, and CAD is currently reimbursed by both insurance companies and Medicare.

Both digital and film mammography use X-rays to produce an image of the breast.  In film mammography, which has been used for over thirty-five years, the image is created directly on a film.  While standard film mammography is very good, it is less sensitive for women who have dense breasts.  A major limitation of film mammography is the film itself.  Once a film mammogram is obtained, it cannot be significantly altered; if the film is underexposed, for example, contrast is lost and cannot be regained.

Digital mammography takes an electronic image of the breast and stores it directly in a computer. Digital mammography uses less radiation than film mammography and allows for improvement in image storage and transmission because images can be stored and sent electronically.  Radiologists can use software to help interpret digital mammograms.

MammoSIGHT

HDC’s MammoSIGHT technology introduces the use of SVMs in detecting malignancy in mammograms. The SVM classifier produces an index discriminating between the benign and malignant cases. The individual components can be developed in parallel because of the modular structure. In developing the calcification segmentation component, a selected set of malignant, benign and normal cases representing a wide range of images was used to guide and test the design in order to produce a general, robust and accurate algorithm. At the same time, the SVM classifier was developed and tested with manually prepared input data. A set of 300 images (150 benign and 150 malignant cases) was used in training the SVM. An independent set of 328 images was used for testing. High dimensional input features were used to ensure a sufficient capacity for automatically extracted features.

Clusters of micro calcifications are characterized by their relatively small sizes and high densities. The algorithm combines a recursive peak seeking technique with morphological operations to achieve a highly accurate calcification detection and segmentation.

MetastaSIGHT

Cancer cells have the ability to migrate from the organ of its origin to any distant organ throughout the body. This is known as metastasis, the hallmark of malignant cancers. During metastasis, cancerous cells break through barriers to travel through the body’s circulatory system to invade other organs. These cells form new cells in vital organs throughout the body, becoming secondary tumors that destroy normal cells by depriving them of nutrition.

Even with today’s best treatment when the cancer is forced into remission, metastasis will not necessarily leave the body. Metastasis cannot be eliminated by surgery. Often, malignant cells circulate in the blood before detection by clinical examination.  MetastaSIGHT uses an SVM-based approach to introduce new cellular imaging technology that identifies circulating tumor cells in the blood.  By identifying circulating tumor cells, patients and their doctors can take proactive measures to address therapeutic decisions.

HIV/AIDS

HDC identified and patent-protected an AIDS expression signature that separated AIDS brain cells from non-AIDS brain cells with a high degree of accuracy.  This biomarker discovery was accomplished in conjunction with Dr. Paul Shapshak, Director of the Dementia/HIV Laboratory at the University of Miami Medical School, and a group of leading scientists using HDC’s proprietary FGM analysis technique.  HDC sold the biomarker discovery to the University of Miami in November 2005.

Employees

On December 10, 2010, we had 6 full time employees.

Website Address

Our corporate website address is www.healthdiscoverycorp.com.  To view our public filings from the home page, select the “Display SEC Filings” tab followed by “SEC Filings.”  This is a direct link to our filings with the Securities and Exchange Commission (“SEC”), including but not limited to our Annual Report of Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and any amendments to these reports.  These reports are accessible soon after we file them with the SEC.

Governmental Regulation

Our business plan involves Biomarker Discovery in the field of molecular diagnostics.  This early discovery process does not involve any governmental regulations or approvals.  If we are successful in licensing our discoveries to other companies, FDA approvals may be required before the ultimate product may be sold to consumers.  Our current plan is to require the companies licensing our discoveries or technologies to be responsible for the costs involved in such approvals.  If we are not successful in licensing these discoveries on these terms or choose to take these discoveries to market ourselves, we may then be subject to applicable FDA regulations and would then bear the costs of such approvals.

We know of no governmental regulations that will materially affect the Company’s current operations or products.

Intellectual Property

In connection with the SVM Acquisition, we obtained rights to the intellectual property within the “SVM Portfolio” that currently consists of forty-seven patents which were or have since issued as well as forty-one other patent applications that are pending in the U.S. and elsewhere in the world.  The issued patents and pending applications in the SVM portfolio to date, including new applications that we have filed since acquiring the original SVM Portfolio, HDC are:

Patent/Application No.	Title	Expiration Date

U.S. Patent No. 6,128,608	Enhancing Knowledge Discovery Using Multiple Support Vector Machines	05/01/2019

U.S. Patent No. 6,157,921	Enhancing Knowledge Discovery Using Support Vector Machines in a Distributed Network Environment	05/01/2019

U.S. Patent No. 6,427,141	Enhancing Knowledge Discovery Using Multiple Support Vector Machines.	05/01/2019

U.S. Patent No. 6,658,395	Enhancing Knowledge Discovery from Multiple Data Sets Using Multiple Support Vector Machines.	05/01/2019

U.S. Patent No. 6,714,925	System for Identifying Patterns in Biological Data Using a Distributed Network.	05/01/2019

U.S. Patent No. 6,760,715	Enhancing Biological Knowledge Discovery Using Multiple Support Vector Machines.	05/01/2019

U.S. Patent No. 6,789,069	Method of Identifying Patterns in Biological Systems and Method of Uses.	05/01/2019

U.S. Patent No. 6,882,990	Method of Identifying Biological Patterns Using Multiple Data Sets.	05/01/2019

U.S. Patent No. 6,944,602	Spectral Kernels for Learning Machines	02/19/2023

U.S. Patent No. 6,996,542	Computer-Aided Image Analysis	04/21/2021

Patent/Application No.	Title	Expiration Date

U.S. Patent No. 7,299,213	Method of Using Kernel Alignment to Extract Significant Features from a Large Dataset	03/01/2022

U.S. Patent No. 7,318,051	Methods for Feature Selection in a Learning Machine	02/25/2021

U.S. Patent No. 7,353,215	Kernels and Methods for Selecting Kernels for Use in a Learning Machine	01/20/2023

U.S. Patent No. 7,383,237	Computer-Aided Image Analysis	11/04/2019

U.S. Patent No. 7,444,308	Data Mining Platform for Bioinformatics	08/07/2020

U.S. Patent No. 7,475,048	Pre-Processed Feature Ranking for a Support Vector Machine	08/07/2020

U.S. Patent No. 7,542,947	Data Mining Platform for Bioinformatics and Other Knowledge Discovery	08/07/2020

U.S. Patent No. 7,542,959	Feature Selection Using Support Vector Machine Classifier	05/01/2019

U.S. Patent No. 7,617,163	Kernels and Kernel Methods for Spectral Data	11/09/2021

U.S. Patent No. 7,624,074	Methods for Feature Selection in a Learning Machine	08/07/2020

U.S. Patent No. 7,676,442	Kernels and Kernel Method for Spectral Data	08/07/2020

U.S. Patent No. 7,778,193	Kernels and Methods for Selecting Kernels for Use in a Learning Machine	05/07/2022

U.S. Patent No. 7,797,257	System for Providing Data Analysis Services Using a Support Vector Machine for Processing Data Received from a Remote Source	05/01/2019

U.S. Patent No. 7,805,388	Feature Selection for a Support Vector Machine Using Feature Ranking	01/26/2021

Australian Patent No. 764897	Pre-processing and Post-processing for Enhancing Knowledge Discovery Using Support Vector Machines.	05/01/2019

Indian Patent No. 212978	Pre-Processing and Post-Processing for Enhancing Knowledge Discovery Using Support Vector Machines	05/01/2019

South African Patent No. 00/7122	Pre-processing and Post-processing for Enhancing Knowledge Discovery Using Support Vector Machines.	05/01/2019

Australian Patent No. 780050	Enhancing Knowledge Discovery from Multiple Data Sets Using Multiple Support Vector Machines.	05/24/2020

Chinese Patent No. ZL00808062.3	Enhancing Knowledge Discovery from Multiple Data Sets Using Multiple Support Vector Machines.	05/24/2020

European Patent No. 1192595	Enhancing Knowledge Discovery from Multiple Data Sets Using Multiple Support Vector Machines.	05/24/2020

German Patent No. DE60024452.0-08	Enhancing Knowledge Discovery from Multiple Data Sets Using Multiple Support Vector Machines.	05/24/2020

Spanish Patent No. 2254182	Enhancing Knowledge Discovery from Multiple Data Sets Using Multiple Support Vector Machines.	05/24/2020

Patent/Application No.	Title	Expiration Date

Israeli Patent No. 146705	Enhancing Knowledge Discovery from Multiple Data Sets Using Multiple Support Vector Machines	05/24/2020

Norwegian Patent No. 319,838	Enhancing Knowledge Discovery from Multiple Data Sets Using Multiple Support Vector Machines.	05/24/2020

South Korean Patent No. 724104	Enhancing Knowledge Discovery from Data Sets Using Multiple Support Vector Machines	05/24/2020

Australian Patent No. 779635	Method of Identifying Patterns in Biological Systems and Method of Uses.	10/27/2020

Australian Patent No. 2002243783	Computer Aided Image Analysis	01/23/2022

European Patent No. 1356421	Computer Aided Image Analysis	01/23/2022

Spanish Patent No. 2337556	Computer Aided Image Analysis	01/23/2022

Japanese Patent No. 3947109	Computer Aided Image Analysis	01/23/2022

Australian Patent No. 2002253879	Methods of Identifying Patterns in Biological Systems and Uses Thereof	01/24/2022

Japanese Patent No. 4138486	Methods of Identifying Patterns in Biological Systems and Uses Thereof	01/24/2022

Canadian Application No. 2,330,878	Pre-Processing and Post-Processing for Enhancing Knowledge Discovery Using Support Vector Machines	05/01/2019

European Publication No. 1082646	Pre-Processing and Post-Processing for Enhancing Knowledge Discovery Using Support Vector Machines	05/01/2019

European Application No. 10184558.4	Pre-Processing and Post-Processing for Enhancing Knowledge Discovery Using Support Vector Machines	05/01/2019

Hong Kong Application No. 011065063	Pre-Processing and Post-Processing for Enhancing Knowledge Discovery Using Support Vector Machines	05/01/2019

Canadian Application No. 2,371,240	Enhancing Knowledge Discovery from Multiple Data Sets Using Multiple Support Vector Machines	05/24/2020

Japanese Application No. 2000-620577	Enhancing Knowledge Discovery from Multiple Data Sets Using Multiple Support Vector Machines	05/24/2020

Canadian Application No. 2,388,595	Method of Identifying Patterns in Biological Systems and Method of Uses	08/07/2020

European Publication No. 1236173	Method of Identifying Patterns in Biological Systems and Method of Uses	08/07/2020

European Application No. 10185728.2	Method of Identifying Patterns in Biological Systems and Method of Uses	08/07/2020

Japanese Application No. 2001-534088	Method of Identifying Patterns in Biological Systems and Methods of Uses	08/07/2020

Patent/Application No.	Title	Expiration Date

U.S. Patent Publication No. 2005/0165556	Colon Cancer-Specific Markers	05/01/2019

U.S. Application No. 12/814,431	System for Providing Data Analysis Services Using a Support Vector Machine for Processing Data Received from a Remote Source	05/01/2019

European Publication No. 1828917	Biomarkers for Screening, Predicting, and Monitoring Prostate Disease	11/14/2025

Canadian Application No. 2,435,254	Methods of Identifying Patterns in Biological Systems and Uses Thereof	01/24/2022

European Publication No. 1459235	Methods of Identifying Patterns in Biological Systems and Uses Thereof	01/24/2022

U.S. Application No. 12/868,658	Kernels for Identifying Patterns in Datasets Containing Noise or Transformation Invariance	05/07/2022

Canadian Application No. 2,435,290	Computer Aided Image Analysis	01/23/2022

U.S. Application No. 11/929,522	Model Selection for Cluster Data Analysis	05/17/2022

U.S. Patent Publication No. 2008/0097938	Data Mining Platform for Knowledge Discovery from Heterogeneous Data Types and/or Heterogeneous Data Sources	08/07/2020

U.S. Patent Publication No. 2010/0205124	Kernels and Kernel Methods for Spectral Data	08/07/2020

U.S. Patent Application No. 12/890,705	Feature Selection for a Support Vector Machine Using Feature Ranking	08/07/2020

U.S. Patent Application No. 12/944,197	Feature Selection Using Support Vector Machine Classifier	01/24/2022

U.S. Patent Application No. 12/957,411	Support Vector Machine - Recursive Feature Elimination (SVM-RFE)	01/24/2022

European Publication No. 1449108	Pre-Processed Feature Ranking for a Support Vector Machine	11/07/2022

U.S. Patent Publication No. 2008/0050836	Biomarkers for Screening, Predicting, and Monitoring Benign Prostate Hyperplasia	01/24/2022

U.S. Patent Publication No. 2009/0215024	Biomarkers Upregulated in Prostate Cancer	01/24/2022

U.S. Patent Publication No. 2009/0286240	Biomarkers Overexpressed in Prostate Cancer	01/24/2022

U.S. Patent Publication No. 2009/0305257	Biomarkers Downregulated in Prostate Cancer	01/24/2022

U.S. Patent Publication No. 2009/0215058	Methods for Screening, Predicting and Monitoring Prostate Cancer	01/24/2022

U.S. Patent Publication No. 2009/0226915	Methods for Screening, Predicting and Monitoring Prostate Cancer	01/24/2022

Patent/Application No.	Title	Expiration Date

U.S. Patent Publication No. 2009/0204557	Method and System for Analysis of Flow Cytometry Data Using Support Vector Machines	02/08/2029

Australian Application No. 2009212193	Method and System for Analysis of Flow Cytometry Data Using Support Vector Machines	02/08/2029

Chinese Application based on PCT/US09/33504	Method and System for Analysis of Flow Cytometry Data Using Support Vector Machines	02/08/2029

European Application No. 09709037.7	Method and System for Analysis of Flow Cytometry Data Using Support Vector Machines	02/08/2029

Indian Application No. 5526/CHENP/2010	Method and System for Analysis of Flow Cytometry Data Using Support Vector Machines	02/08/2029

Japanese Application based on PCT/US09/33504	Method and System for Analysis of Flow Cytometry Data Using Support Vector Machines	02/08/2029

U.S. Application No. 61/289,372	Remote Melanoma Diagnosis Using a Smart Phone	12/22/2010

U.S. Application No. 61/293,987	System and Method for Remote Melanoma Diagnosis Using a Smart Phone	01/11/2011

U.S. Application No. 61/304,796	System and Method for Remote Melanoma Screening	02/15/2011

U.S. Application No. 61/308,792	Remote Melanoma Diagnosis Using a Smart Phone	2/25/2011

            HDC also owns intellectual property rights in U.S. and foreign patents and pending patent applications covering the FGM technology.  The FGM portfolio includes three issued patents, which are:

Patent/Application No.	Title	Expiration Date

U.S. Patent No. 6,920,451	Method for the Manipulation, Storage, Modeling, Visualization and Quantification of Datasets.	01/19/2021

U.S. Patent No. 7,366,719	Method for the Manipulation, Storage, Modeling, Visualization and Quantification of Datasets	01/19/2021

European Patent No. 1252588	Method for the Manipulation, Storage, Modeling, Visualization and Quantification of Datasets.	01/19/2021

In November 2009, the U.S. Patent and Trademark Office issued a patent based on the Company’s application covering an alternative method of feature selection that reduces the number of support vectors to create a sparse-SVM that can be used to generate a codebook for identifying patterns in data, including applications to signal compression.

In March 2010, the U.S Patent and Trademark Office issued a patent based on the Company’s method for analyzing spectral data obtained from a mass spectrometer for identification of the most important features in the data that can be used for classification of patient samples.  This method is particularly suited for discovery of biomarkers using protein samples.

Also in March 2010, the U.S. Patent and Trademark Office issued a notice of allowance of the Company’s application covering methods for analyzing data in a text document to identify matches between strings of characters.  This technique for text recognition can be incorporated in a search engine.

In May 2010, the U.S. Patent and Trademark Office issued a notice of allowance of the Company’s application covering a system for providing data analysis services using a support vector machine for processing data received from a remote source.   The U.S. Patent and Trademark Office issued another notice of allowance in May 2010 for the Company’s application covering a method of feature selection and feature ranking using a support vector machine.  This method differs from the Company’s patented RFE-SVM, thus expanding its coverage of a variety of feature selection methods, which have become essential for identifying the most important data in large datasets.

In June 2010, the Canadian Intellectual Property Office issued a notice of allowance of the Company’s application covering Pre-Processing and Post-Processing for Enhancing Knowledge Discovery Using Support Vector Machines. In addition to covering pre-processing and post-processing of data in conjunction with SVM analysis, the claims of this patent cover methods of providing data analysis services using a support vector machine for processing data received from a remote source.

In July 2010, the European Patent Office issued a notice of intent to grant a European patent covering the company’s RFE-SVM method.  In August 2010, the Canadian Intellectual Property Office issued a notice of allowance of the Company’s application covering RFE-SVM. With the issuance of these patents, the Company will have 7 issued patents covering its RFE-SVM technique in the U.S., Australia, Canada, Europe and Japan.  Additional patents covering the RFE-SVM method are pending.

In August 2010, the U.S. Patent and Trademark Office issued a notice of allowance of the Company’s application covering a method for clustering data in a dataset consisting of letters in text or speech. This method measures the similarity between the letters or sounds to determine the optimum number of clusters or classes for separating the data when the number of classes is not known in advance. The clustering method may be used alone or in combination with SVM analysis.

Also in August 2010, the U.S. Patent and Trademark Office issued a notice of allowance of the Company’s application covering methods for analyzing data in a text document to identify matches between strings of characters.  This technique for text recognition can be incorporated in a search engine.

In September 2010, the U.S. Patent and Trademark Office issued a notice of allowance of the Company’s application covering a system for providing data analysis services using a support vector machine for processing data received from a remote source.   Also, in September 2010 the U.S. Patent and Trademark Office issued another notice of allowance in May 2010 for the Company’s application covering a method of feature selection and feature ranking using a support vector machine.  This method differs from the Company’s patented RFE-SVM, thus expanding its coverage of a variety of feature selection methods, which have become essential for identifying the most important data in large datasets.

In September 2010, the Canadian Intellectual Property Office issued a notice of allowance of the Company’s application covering Pre-Processing and Post-Processing for Enhancing Knowledge Discovery Using Support Vector Machines. In addition to covering pre-processing and post-processing of data in conjunction with SVM analysis, the claims of this patent cover methods of providing data analysis services using a support vector machine for processing data received from a remote source.

As a result of these activities, the Company now has 88 U.S. and foreign issued and pending patents, including 47 issued and 41 pending patents, in the state-of-the-art pattern recognition technology known as Support Vector Machines, Recursive Feature Elimination and Fractal Genomics Modeling, and the discoveries made from these technologies. In addition, our technology is used in the discovery of knowledge from large and/or complex data sets.

 Our Competition

HDC conducts its business principally in the diagnostics industry in the field of Biomarker Discovery and image analysis.  The diagnostics industry is highly fragmented, competitive and evolving. There is intense competition among countless healthcare, biotechnology and diagnostics companies attempting to discover potential new diagnostic products.  These companies may:

●	develop new diagnostic products before we or our collaborators;
●	develop diagnostic products that are more effective or cost-effective than those developed by us or our collaborators; or
●	obtain patent protection or other intellectual property rights that would limit the ability to develop and commercialize, or a customers’ ability to use, our or our collaborators’ diagnostic products.

The Company competes with companies in the United States and abroad that are engaged in the development and commercialization of diagnostic tests that utilize biomarker discovery and CAD image analysis techniques. These companies may develop products that are competitive with and/or perform the same or similar to the products offered by us or our collaborators. Also, clinical laboratories may offer testing services that are competitive with the products sold by us or our collaborators. The testing services offered by clinical laboratories may be easier to develop and market than test kits developed by us or our collaborators because the testing services are not subject to the same clinical validation requirements that are applicable to FDA-cleared or approved diagnostic test kits.

While a number of companies perform biomarker discovery, we believe that our SVM and FGM technologies give us a distinct advantage over competing technologies.  Neither classical statistical analysis nor neural networks (the competing technologies) can effectively handle the large amounts of inputs necessary to produce fully validated biomarkers like the Company’s technology.

Customers and Licensees

We have produced sales, licensing, and developmental revenue since 2005 through agreements with a few customers and licensees. We have a strategic alliance and licensing agreement with Clarient, Inc. for commercialization of a new molecular diagnostic test for prostate cancer based on our discovered prostate cancer biomarker signature.  Pursuant to our agreement, as amended, Clarient, Inc. obtained a non-exclusive license to the prostate cancer test in exchange for our 10% royalty interest from all reimbursements of the test once commercialized.  We and Clarient have successfully completed all phases of the clinical trial process with the hope of achieving the statistical significance necessary to validate the ability to commercialize a test.  Results from both the Phase I, Phase II and Phase III double-blinded clinical validation studies now completed at Clarient demonstrated a very high success rate for identifying the presence of Grade 3 or higher prostate cancer cells (clinically significant cancer), as well as normal BPH (benign prostatic hyperplasia) cells.  With the completion of the clinical trial, HDC’s new gene-based molecular diagnostic test is now being commercialized to be used by physicians on their patients at risk of having prostate cancer. The new prostate cancer test will be performed at Clarient’s Clinical Laboratory in Aliso Viejo, CA. HDC will receive 10% royalty on each test performed.

In July 2008, we entered into a development and license agreement with DCL Medical Laboratories LLC, a full-service clinical laboratory focused on women’s health, for the collaborative development and commercialization of SVM-based computer assisted diagnostic tests for the independent detection of ovarian, cervical and endometrial cancers.  Pursuant to the development and license agreement, we will own any developed intellectual property and DCL will have a sole use license relating to applications and new mathematical tools developed during the course of the development and license agreement. Images and interpretative data from this new SVM-based system may now be transmitted electronically, thus allowing remote review and collaborative interpretation. Dr. Hanbury, one of our directors, is currently President, CEO and a shareholder of DCL.

In August 2008, we entered into a licensing agreement with Smart Personalized Medicine, LLC, a company founded by our former director, Dr. Richard Caruso.  Under the terms of this agreement, we will work to develop a superior breast cancer prognostic test using our SVM technology in collaboration with a prominent cancer research hospital.  In exchange for a license to use our SVM technology, we received a 15% equity position in Smart Personalized Medicine, LLC (which will remain undiluted until there is at least $5 million in investment from investors in Smart Personalized Medicine, LLC) and a per test royalty up to 7.5% based on net proceeds received from the sale of the new breast cancer prognostic test.

In September 2008, we received royalty proceeds related to our licensing agreement with Bruker Daltonics, which was originally announced in August, 2006.  The royalties relate to Bruker Daltonics’ sales of its ClinProToolsTM clinical proteomics product line for its mass spectrometers, which contains HDC’s SVM technology.  Bruker launched its ClinProToolsTM at approximately the same time as the license with our Company.  While this royalty was relatively small, it represents additional royalty payments from this relationship and offers the opportunity of future royalties for the life of the patents related to future sales of the Bruker product.

On January 30, 2009, we entered into a license agreement with Abbott Molecular Inc. (“Abbott”), pursuant to which the Company granted Abbott a worldwide, exclusive, royalty-bearing license for in-vitro diagnostic rights to develop and commercialize reagent test kits for the Company’s prostate cancer molecular diagnostic tests in both biopsy tissue and urine.  Upon regulatory approval, these individual test kits could be sold to national, regional and local clinical laboratories, as well as hospital, academic and physician laboratories around the world.

We also granted Abbott a worldwide, royalty bearing, co-exclusive license (co-exclusive with Quest) for developing and commercializing a “laboratory developed” urine based molecular diagnostic test for clinically significant prostate cancer which could be commercialized and sold directly to physicians for their patients in a clinical laboratory.

We also granted Abbott a worldwide, royalty bearing, co-exclusive license (co-exclusive with Clarient, Inc.) for developing and commercializing a “laboratory developed” biopsy tissue based molecular diagnostic test for clinically significant prostate cancer which could be commercialized and sold directly to physicians for their patients in a clinical laboratory.

In February 2009, Abbott paid to us a one-time initial signing fee of $100,000.  In addition, with respect to the products subject to the license (the “Products”), Abbott will pay milestone payments to us upon achievement of the following events:  $250,000 upon completion of Phase 1 and 2 as described in the FDA Submission Plan; $250,000 upon completion of Phase 3 and 4 as described in the FDA Submission Plan; $500,000 upon submission of either a 510(k) or Pre Market Approval (“PMA”) submission to the FDA; and $500,000 upon the receipt of a written notification by the FDA of the approval of the applicable 510(k) or PMA submission.  The Company has not received any of the milestone payments as of the date of this filing. We will also receive royalty payments of 10% of Abbott’s Net Sales for the Products with medical utility claims for use on prostate biopsy tissue samples, and 5% of Abbott’s Net Sales for the Products with medical utility claims for use on urine samples.  We will also receive royalty payments on the “Laboratory Developed Tests” equal to 10% of Abbott’s Net Sales for the tests performed on prostate biopsy tissue and 5% of Abbott’s Net Sales for tests performed on urine samples.  In addition to the royalty payments, with respect to the urine based Products, Abbott will also pay us certain amounts upon the achievement of certain milestones as follows:  after the sale of 50,000 tests in a calendar year, a milestone payment of $200,000; after a sale of 200,000 tests in a calendar year, a milestone payment of $750,000; and after a sale of 500,000 tests in a calendar year, a milestone payment of $1,500,000.  ”Net Sales” is equal to Abbott’s gross revenue less 5% subject to adjustments as described in the license.

On January 30, 2009, we entered into a license agreement with Quest Diagnostics Incorporated (“Quest”), pursuant to which the Company granted to Quest a non-exclusive, royalty bearing license for developing and commercializing a “laboratory developed” urine based molecular diagnostic test for clinically significant prostate cancer which could be commercialized and sold by Quest’s clinical laboratories directly to physicians for their patients.  In consideration of granting the license to Quest, Quest paid a license fee to the Company and will pay running royalty payments, certain milestone payments, and development fees.

On March 11, 2010, the Company, Quest and Smart Personalized Medicine, LLC (“SPM”) entered into a Development Agreement (the “Quest Development Agreement”) pursuant to which the Company and SPM will assist Quest in the development of new laboratory tests for aiding in the selection of breast cancer therapies. The Company, SPM and Quest also entered a related Licensing Agreement (the “Quest License”).

Pursuant to the Quest License, SPM granted a co-exclusive (with SPM) sublicense to utilize the Licensed Patent Rights to the extent necessary to enable Quest to develop Products and perform the Validation Work under the Quest Development Agreement. Quest has the right to use SPM’s Breast Cancer Database developed in association with a world renowned academic cancer center (the “Database”).  In consideration for the license, Quest will separately make payments to SPM and us. Such payments to us will include a $500,000 up front “Development License Fee,” monthly “License Maintenance Fees” equal to $8,750 for the first year and $17,500 for each year thereafter (with such fees being credited against the “Royalty Payments” described below), upon the publication of a study performed for the Validation Work an “Initial Product License Fee” of $125,000 for each of the first two Products, and “Royalty Payments” equal to 2.45% of the Net Sales of each Licensed Product (i.e., each breast cancer test) sold by Quest. Quest will reimburse SPM and us for costs incurred related to any Validation Work done with respect to a Product.

Pursuant to the Quest Development Agreement, we are required to use the support vector machine technology and other intellectual property licensed to SPM to analyze data for the development and/or validation of applications of clinical laboratory services, In Vitro Diagnostic kits, clinical trial services and the other elements of “Field” (collectively, the “Products”).  In consideration for our efforts under the Quest Development Agreement, Quest will pay us $375,000 (in addition to the $500,000 described above), which payments shall be made in equal monthly installments over the next nine months.

Effective March 11, 2010, the Company and SPM amended (the “Amendment”) the original License Agreement, dated August 22, 2008 (the “SPM License Agreement”), pursuant to which we had licensed our intellectual property to SPM for use in the development of breast cancer products. As amended, we will receive all payments under the Quest Development Agreement and License Agreement directly from Quest, and SPM will not be required to make any additional payments to the Company related to either such agreement.  With respect to SPM proceeds received unrelated to the arrangement with Quest, we will receive a per test royalty up to 7.5% based on net proceeds received from a Test (as defined in the SPM License Agreement) and such additional allocation and distribution of license fees and royalties received from future sublicenses with third parties as may be agreed.  In addition, our equity percentage interest in SPM was increased from 15% to 20%, and such equity percentage interest may be diluted only to the same extent and in the same manner as each other initial equity percentage interest holder; provided, however, that when raising additional equity, SPM must obtain our prior written approval of the terms and conditions of such equity offering.  SPM expects that once the laboratory test is developed with Quest, it can provide physicians and their patients a way to better determine the probability of relapse, allowing patients with good prognosis results an opportunity to avoid unnecessary expensive and traumatic chemotherapy treatments.

We continue our dialogue with several other important industry players in the healthcare field and, in certain situations, related to the field of molecular diagnostics, including proposed projects with some of the world’s largest pharmaceutical and diagnostic companies, such as the potential development and commercialization of our colon cancer molecular diagnostic test with an international diagnostics company, and other prospective partnership opportunities with additional companies and research institutions.  We also continue to pursue development opportunities with our existing licensing customers.

While we have a number of negotiations in process with potential licensing partners, there is a possibility that we will be unable to reach agreement with any party, that the negotiations continue but are not finalized in the near term, or that those that may be finalized do not provide the economic return that we expect.

 Research and Development

Our past Research and Development costs have increased substantially over the last year as a result of our activities with members of our Scientific Advisory Board and other institutions.    These fees amounted to $325,403 for the nine months ended September 30, 2010, and $18,494 for the same period in 2009.

Description of Property

We do not own any real property.  We lease approximately 1,400 square feet of office space in Savannah, Georgia, pursuant to a month to month lease dated September 1, 2010 with rent of $2,883 per month. Our principal executive office is located at 2 East Bryan Street, Suite 502, Savannah, Georgia 31401, and our telephone number is (912) 443-1987.  Our principal executive office is well maintained and suitable for the business conducted in it.

On July 1, 2010 we signed a four year lease to accommodate our central administrative office. The initial terms are $4,100 per month plus 3% annual increases for the duration of the lease. The Company will continue to operate in its current location until the new premises is suitable for occupancy, estimated to be during January 2011.

Legal Proceedings

On September 22, 2010, the Company and William F. Quirk, Jr. entered into a settlement agreement with respect to a lawsuit brought by William F. Quirk, Jr., a shareholder of the Company. The litigation related to 32,527,776 warrants issued to Mr. Quirk pursuant to the 2007 Private Placement transaction, and the Company’s counterclaim of Mr. Quirk’s breach of fiduciary duty.

Pursuant to the settlement agreement, Mr. Quirk exchanged his 32,527,776 warrants for 10,000,000 new warrants. The 32,527,776 exchanged warrants consisted of 16,263,888 warrants with an exercise price of $0.14 and 16,263,888 warrants with an exercise price of $.019. The 10,000,000 new warrants consist of three tranches; two of which are for 3,333,333 warrants each and one for 3,333,334 warrants, with strike prices of $0.20, $0.25 and $0.30 respectively, and exercise terms of 12 months, 18 months and 24 months, respectively.

In addition to the exchange of warrants, the Company will provide Mr. Quirk an exercise price adjustment equal to the fair market value of two million phantom shares. The value of this exercise price adjustment will only be applied towards the exercise of some or all of the new warrants. Mr. Quirk is limited to only using this exercise price adjustment to exercise the new warrants and will not receive cash, stock or any other benefit related to this exercise price adjustment. The exercise price adjustment expires September 22, 2012. As a result of the exercise price adjustment, the Company does not expect to receive any proceeds from the exercise of these warrants.

As a part of the settlement, Mr. Quirk has agreed to refrain from taking certain actions related to the Company’s affairs for a period of five years. Under this standstill agreement, Mr. Quirk may not (1) propose to enter into, directly or indirectly, any merger, tender offer, exchange offer, recapitalization or any other business combination involving the Company, other than any such transaction or offer approved by the Company’s board of directors and publicly announced, (2) solicit proxies or consents to vote any securities of the Company, (3) engage in short selling the common stock of the Company or otherwise enter into any agreement or arrangement with any person for the purposes of short selling the common stock of the Company, or (4) act alone or in concert with others to seek to control or influence the management, board of directors or policies of the Company.

Neither the Company nor Mr. Quirk made any admission of liability and the settlement agreement represents only a desire by the Company and Mr. Quirk to settle complex and contested issues in addition to avoiding the expense and uncertainty of litigation. The parties explicitly deny any and all liability with regard to all allegations and claims that are subject to the settlement agreement.

Recent Developments

The iPhone app for melanoma risk assessment continues to see progress. A beta version of the app for use in clinical settings has been completed and the Company. A more advanced version of the app with features and a user interface optimized for consumer use is currently in development.

The Company’s relationship with the Pancreas, Liver and Biliary Center of New York (the “Pancreas Center”) continues without interruption, irrespective of the fact that Saint Vincent Catholic Medical Centers located in New York City has opted to close its operations.  The Pancreas Center has affiliated with Beth Israel Medical Center and is expected to affiliate with other hospitals in the New York City region in the near future.

On May 10, 2010, the Company announced the appointment of Maher Albitar, M.D., a world-renowned cancer scientist and inventor, to the position of Chief Medical Officer. Until recently, Dr. Albitar was the Medical Director of Hematology and Oncology and Chief of Research and Development at Quest Diagnostics Nichols Institute San Juan Capistrano, Calif. Prior to Quest Diagnostics, Dr. Albitar was a tenured full professor at the M.D. Anderson Cancer Center and the University of Texas, where he served as chief of the hematopathology of the leukemia section with joint appointment in the clinical leukemia department.

Dr. Albitar invented Leumeta™ (a Quest trademark) plasma-based testing for cancer patients while at MD Anderson Cancer Center and Quest Diagnostics.  Dr. Albitar also established and developed numerous new techniques in clinical laboratory testing.

Dr. Albitar is the principal inventor of more than 12 patents. He is the senior author or co-author of more than 250 peer-reviewed publications in major medical journals including the New England Journal of Medicine. In addition he has written numerous chapters and a book.

Dr. Albitar received the Physician Scientist Award from the U.S. National Institute of Health, the American Cancer Society Fellowship Award, and a Fellowship Award in Genetics from the Howard Hughes Medical Institute at the University of Pennsylvania. Dr. Albitar received his medical degree in 1979 from Damascus Medical School in Damascus, Syria, and is board-certified in anatomic and clinical pathology with extensive experience in hematopathology.

The Company will pay a monthly fee of $10,000 for Dr. Albitar’s services. On August 2, 2010, the company issued Dr. Albitar an option to purchase 1,000,000 shares of common stock. The options vest in four installments of 250,000 options and have a contingent vesting criteria based upon the commercialization of four new molecular diagnostic tests.  The options have an exercise price of $0.15, and expire on August 2, 2015.  The fair value of each option granted was $0.13 and was estimated on the date of grant using the Black-Scholes pricing model with the following assumptions: dividend yield at 0%, risk-free interest rate of 1.62%, an expected life of 5 years, 10% probability, and volatility of 1.3298%.  The aggregate computed value of these options is $13,025 and will be charged as an expense over the vesting period.

On September 2, 2010, the Company announced that Herbert A. Fritsche, Ph.D., recently retired Professor of Laboratory Medicine and Chief of the Clinical Chemistry Section at The University of Texas, M.D. Anderson Cancer Center in Houston, Texas, joined the Company as Senior Vice President and Chief Science Officer, effective September 1, 2010. Dr. Fritsche is one of the world’s leading experts on tumor biomarkers.

Dr. Fritsche was a co-author of the peer-reviewed publication of the Company’s Four-Gene Expression Signature for Prostate Cancer Cells Consisting of UAP1, PDLIM5, IMPDH2, and HSPD1, in UroToday International Journal (August 2009). HDC entered into royalty-bearing licenses for the 4-gene urine-based prostate cancer test with Quest Diagnostics Incorporated and Abbott Laboratories for development and commercialization. The Company also entered into royalty-bearing licenses for its tissue biopsy-based prostate cancer test with Abbott Laboratories for development and commercialization.

Dr. Fritsche served as Professor of Laboratory Medicine and Chief of the Clinical Chemistry Section at The University of Texas, M.D. Anderson Cancer Center in Houston, Texas. During his 41 years at M.D. Anderson Cancer Center, Dr. Fritsche has focused his research activities on the development and validation of cancer diagnostics. Dr. Fritsche has been involved with the commercialization of every serum cancer biomarker product in use in the United States, and many of the new tissue based molecular markers.

Dr. Fritsche has served as President of the Clinical Ligand Assay Society (CLAS) and on various national committees for both the CLAS and the American Association for Clinical Chemistry (AACC). He is a Fellow of the National Academy of Clinical Biochemistry and was awarded the National Award for Contributions in Education by the AACC; the Outstanding Clinical Chemist Award by the Texas Section, AACC; a Dean’s Excellence Award from the University of Texas Graduate School of Biomedical Science; a Distinguished Scientist Award from the CLAS; and the Johnson and Johnson Award for Outstanding Research and Contributions to Clinical Biochemistry from the National Academy of Clinical Biochemistry.

In 2006, Dr. Fritsche was awarded the Morton K. Schwartz AACC Award for Research Contributions in Cancer Diagnostics.  In 2009, Dr. Fritsche was awarded the Carl Jolliff Lifetime Achievement Award for Contributions in Clinical and diagnostic Immunology. Dr. Fritsche has served on the Expert Panel for Tumor Marker Practice Guidelines for the American Society of Clinical Oncology (ASCO), and the Laboratory Practice Guidelines Committee for the National Academy of Clinical Biochemistry. In addition, he serves on the Editorial Board of six international scientific journals. Dr. Fritsche has served as a consultant/advisor to the National Cancer Institute (NCI) and the U.S. Food and Drug Administration (FDA), and many major international diagnostic companies and biotech start-up companies.

On Tuesday, May 11, 2010, the Company was awarded the prestigious MICO Award presented by MDB Capital Group, San Francisco, Calif., at its invitation-only Bright Lights Conference held May 11-12, 2010.  The MICO Award is Latin for “to shine.”  The award was presented to the Top 5 companies across all industries with the most potentially disruptive or market changing intellectual property.

In May 2010, the Company announced today that Support Vector Machine technology was used to take first place in solving a complex marketing problem in the recent Active Learning Challenge. The results of the Active Learning Challenge were presented at the 13th International Conference on Artificial Intelligence and Statistics, in Sardinia, Italy.

On July 13, 2010, the Company notified R. Scott Tobin, the Company’s President and General Counsel and Principal Financial Officer, that it would not renew his employment agreement when the current term of his employment agreement expired on October 15, 2010.  On August 2, 2010, the Company received a letter from counsel to Mr. Tobin asserting, among other matters, (i) that the non-renewal notice is ineffective and that Mr. Tobin’s employment agreement remains in effect through October 15, 2011, and (ii) that Mr. Tobin would be entitled to damages if his employment is involuntarily terminated prior to October 15, 2011.  The Company believes that these contentions are without merit and intends to defend vigorously any claims asserted by Mr. Tobin.  As of August 9, 2010, the Company and Mr. Tobin agreed that Mr. Tobin will not be performing his duties for the Company.  As a result, Thomas L. Gallagher, the Company’s Executive Vice President, Global IP Strategies, performed Mr. Tobin’s duties.

On October11, 2010, the Company announced that Richard Scott Tobin its President, General Counsel, Principal Financial Officer, Principal Accounting Officer and Director, has stepped down from all positions effective October 10, 2010.

As part of his employment agreement, Mr. Tobin’s 4.5 million options vested options would have been required to be exercised within 90 days of his separation from the company or be forfeited.  In connection with the release agreement, the Company has agreed (i) to pay Mr. Tobin $269,615, (ii) to extend the exercise period of his options until January 15, 2012, and (iii) to allow Mr. Tobin an exchange feature enabling him to pay with a portion of his HDC shares up to $170,000 related to any option conversion tax liability.  The Company expects to incur an expense of $127,164 for extending his options until January 15, 2012. This expense will be charged in the fourth quarter. The aggregate cost of this settlement is $396,779.

The Company has received numerous letters from the lead purchaser (the “Investor”) in the Company’s 2007 private placement,  claiming, among other things, (a) that rights to receive up to 146,664,375 additional shares of the Company’s common stock for no additional consideration have been triggered by certain actions of the Company, (b) breaches of its contractual rights to approve certain issuances of options and warrants, (c) breaches of other covenants made by the Company in the 2007 Private Placement, (d) the Company had violated its SEC disclosure obligations, and (e) various breaches by the members of the Board of Directors of their fiduciary duties.

The Company denied the Investor’s claims and allegations.  However, due to the expense, distraction and uncertainty of potential litigation regarding the claims, the Company negotiated a settlement with the Investor, effective July 27, 2010.  Pursuant to the settlement agreement, the Company agreed, among other things, to (a) pay $145,625 to cover certain expenses of the Investor, (b) credit $1,134,375 to cover the aggregate exercise price of  warrants to purchase 6,875,000 shares of the Company’s common stock held by the Investor, (c) issue to the Investor a new two year warrant to purchase an additional 6,875,000 shares of common stock at an exercise price of $0.17 per share, and (d) file a registration statement covering the resale of the shares of common stock underlying the new warrant.  In exchange, the Investor agreed, among other things, to (a) release the Company and certain related persons from all claims through the date of the settlement (including the claims relating to the 2007 Private Placement), (b) waive all future rights under the 2007 Private Placement agreements, and (c) standstill from certain actions related to the Company and its equity securities for a period of five years from the date of settlement.  Neither the Company nor the Investor admitted liability or wrongdoing in connection with the settlement.

The Company recognized a charge of approximately $1.9 million related to the settlement, including approximately $598,000 in non-cash charges related to the issuance of the new warrant. The Company is registering the resale of the shares of common stock underlying the new warrant issued to the Investor pursuant to this Prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Corporate Overview

Our Company is a molecular diagnostics company that uses advanced mathematical techniques to analyze large amounts of data to uncover patterns that might otherwise be undetectable.  Our Company operates primarily in the emerging field of personalized medicine where such tools are critical to scientific discovery.  Our primary business consists of licensing our intellectual property and working with prospective customers on the development of varied products that utilize pattern recognition tools.  We also endeavor to develop our own product line of newly discovered biomarker-based diagnostic tests that include human genes and genetic variations, as well as gene, protein, and metabolite expression differences and image analysis.  In drug discovery, biomarkers can help elicit disease targets and pathways and validate mechanisms of drug action.  They may also be pharmacodynamic indicators of drug activity, response and toxicity for use in clinical development.

We intend to continue partnering with clinical laboratories to commercialize our clinical diagnostic tests and to provide pharmaceutical and diagnostic companies with all aspects of all phases of diagnostic and drug discovery, from expert assessment of the clinical dilemma to proper selection and procurement of high quality specimens.  Through the application of our proprietary analytical evaluation methods and state-of-the-art computational analysis to derive relevant and accurate clinical data, we intend to identify accurate biomarker and pathway discoveries, resulting in patent protection of our biomarker discoveries for future development.

Our business is based on the belief that to discover the most clinically relevant biomarkers the computational component must begin at the inception of the clinical dilemma to be solved.  This process includes several critical levels of decision-making - all of which are part of our business strategy.  We intend to identify more relevant and predictable biomarkers for drug discovery so that new and better medicines and diagnostic markers can be developed for patients worldwide.

Operational Activities

The Company actively markets its technology and related developmental expertise to several prospects in the healthcare field, including some of the world’s largest corporations in the pharmaceutical, biotech, and life sciences industries.  Given the scope of some of these prospects, the sales cycle can be quite long, but management believes that these marketing efforts will produce favorable results in the future.

Licensing and Commercialization Developments

On March 11, 2010, the Company, Quest Diagnostics Incorporated (“Quest”) and Smart Personalized Medicine, LLC (“SPM”) entered into a Development Agreement (the “Quest Development Agreement”) pursuant to which the Company and SPM will assist Quest in the development of new laboratory tests for aiding in the selection of breast cancer therapies. The Company, SPM and Quest also entered a related Licensing Agreement (the “Quest License”).

Pursuant to the Quest License, SPM granted a co-exclusive (with SPM) sublicense to utilize the Licensed Patent Rights to the extent necessary to enable Quest to develop Products and perform the Validation Work under the Quest Development Agreement. Quest has the right to use SPM’s Breast Cancer Database developed in association with a world renowned academic cancer center (the “Database”).  In consideration for the license, Quest will separately make payments to SPM and us. Such payments to us will include a $500,000 up front “Development License Fee,” monthly “License Maintenance Fees” equal to $8,750 for the first year and $17,500 for each year thereafter (with such fees being credited against the “Royalty Payments” described below), upon the publication of a study performed for the Validation Work an “Initial Product License Fee” of $125,000 for each of the first two Products, and “Royalty Payments” equal to 2.45% of the Net Sales of each Licensed Product (i.e., each breast cancer test) sold by Quest. Quest will reimburse SPM and us for costs incurred related to any Validation Work done with respect to a Product.

Pursuant to the Quest Development Agreement, we are required to use the support vector machine technology and other intellectual property licensed to SPM to analyze data for the development and/or validation of applications of clinical laboratory services, In Vitro Diagnostic kits, clinical trial services and the other elements of “Field” (collectively, the “Products”).  In consideration for our efforts under the Quest Development Agreement, Quest will pay us $375,000 (in addition to the $500,000 described above), which payments shall be made in equal monthly installments over the next nine months.

Effective March 11, 2010, the Company and SPM amended (the “Amendment”) the original License Agreement, dated August 22, 2008 (the “SPM License Agreement”), pursuant to which we had licensed our intellectual property to SPM for use in the development of breast cancer products. As amended, we will receive all payments under the Quest Development Agreement and License Agreement directly from Quest, and SPM will not be required to make any additional payments to the Company related to either such agreement.  With respect to SPM proceeds received unrelated to the arrangement with Quest, we will receive a per test royalty up to 7.5% based on net proceeds received from a Test (as defined in the SPM License Agreement) and such additional allocation and distribution of license fees and royalties received from future sublicenses with third parties as may be agreed.  In addition, our equity percentage interest in SPM was increased from 15% to 20%, and such equity percentage interest may be diluted only to the same extent and in the same manner as each other initial equity percentage interest holder; provided, however, that when raising additional equity, SPM must obtain our prior written approval of the terms and conditions of such equity offering.  SPM expects that once the laboratory test is developed with Quest, it can provide physicians and their patients a way to better determine the probability of relapse, allowing patients with good prognosis results an opportunity to avoid unnecessary expensive and traumatic chemotherapy treatments.

We previously announced that the RT-PCR assay for the four genes comprising the Company’s recently commercialized gene-based molecular diagnostic test for prostate cancer can be successfully used in urine samples for gene testing.  The study, completed in collaboration with a world renowned academic cancer research hospital, demonstrated that the gene expression of all four genes comprising the molecular signature for clinically significant prostate cancer could be detected in urine samples spiked with as few as 50 prostate cancer cells.

On January 30, 2009, we entered into a license agreement with Abbott Molecular Inc. (“Abbott”), pursuant to which, among other things, the Company granted Abbott a worldwide, exclusive, royalty-bearing license for in-vitro diagnostic rights to develop and commercialize reagent test kits for the Company’s prostate cancer molecular diagnostic tests in both biopsy tissue and urine.  We also granted Abbott a worldwide royalty bearing, co-exclusive license (co-exclusive with Quest) for developing and commercializing a Laboratory Developed urine based molecular diagnostic test (“LDT”) for clinically significant prostate cancer, which could be commercialized in a clinical laboratory and sold directly to physicians for their patients.  Abbott paid to us a one-time initial signing fee of $100,000 and then reimbursed us $100,000 in development costs as required by the license agreement.  In addition, with respect to products subject to the license (the “Products”), Abbott will pay milestone payments to us upon achievement of the following events:  $250,000 upon completion of Phases 1 and 2 as described in the FDA Submission Plan; $250,000 upon completion of Phases 3 and 4 as described in the FDA Submission Plan; $500,000 upon submission of either a 510(k) or Pre Market Approval (“PMA”) submission to the FDA; and $500,000 upon the receipt of a written notification by the FDA of the approval of the applicable 510(k) or PMA submission. We will also receive royalty payments of 10% of Abbott’s Net Sales for the Products with medical utility claims for use on prostate biopsy tissue samples, and 5% of Abbott’s Net Sales for the Products with medical utility claims for use on urine samples. In addition to the royalty payments, with respect to the urine based products, Abbott will also pay us certain amounts upon the achievement of certain milestones as follows:  after the sale of 50,000 tests in a calendar year, a milestone payment of $200,000; after a sale of 200,000 tests in a calendar year, a milestone payment of $750,000; and after a sale of 500,000 tests in a calendar year, a milestone payment of $1,500,000.  ”Net Sales” is equal to Abbott’s gross revenue less 5%, subject to adjustments as described in the license.

On January 30, 2009, we entered into a license agreement with Quest, pursuant to which the Company granted to Quest a non-exclusive, royalty bearing license for developing and commercializing a urine-based LDT for clinically significant prostate cancer which could be commercialized and sold by Quest’s clinical laboratories directly to physicians for their patients.  In consideration of granting the license to Quest, Quest paid a license fee to the Company and will pay running royalty payments, certain milestone payments, and development fees.

The Company is continuing to advance the development of the urine based prostate cancer test. The Company is pleased with the data and results completed to date.  We continue to progress towards the goal of commercialization of the urine-based prostate cancer test at Quest and with Abbott as laboratory developed tests in the near future, as well as an in-vitro diagnostic test (IVD test kits) offered for sale by Abbott upon FDA approval of the test kits.   Upon regulatory approval, Abbott could begin commercialization and sale of the individual in-vitro diagnostic test kits to additional national, regional and local clinical laboratories, as well as hospital, academic and physician laboratories around the world.

On July 31, 2007, we announced our alliance and licensing agreement with Clarient, Inc. for development of a new molecular diagnostic test for prostate cancer based on our discovered prostate cancer biomarker signature.  During 2008, we and Clarient successfully completed all phases of the clinical trial process with the hope of achieving the statistical significance necessary to validate the ability to commercialize a test.  Results from both the Phase I, Phase II and Phase III double-blinded clinical validation studies now completed at Clarient demonstrated a very high success rate for identifying the presence of Grade 3 or higher prostate cancer cells (clinically significant cancer), as well as normal BPH (benign prostatic hyperplasia) cells.  Although Clarient has not yet reported any commercial sales to us, the prostate gene expression test is available through Clarient’s PATHSiTETM virtual reporting tool and accessible to Clarient’s entire pathology network.

In January 2007, SVM Capital, LLC was formed as a joint venture between HDC and Atlantic Alpha Strategies, LLC (“Atlantic Alpha”) to explore and exploit the potential applicability of our SVM technology to quantitative investment management techniques.  Atlantic Alpha’s management has over thirty years of experience in commodity and futures trading.  SVM Capital has made significant progress since the formation of the joint venture.  Atlantic Alpha reports that the SVM technology is now working well with dynamic time series for S&P data accumulated over the past fifty-eight years as well as a limited pilot program of real-time trading activity, and that the latest SVM-derived models generated by SVM Capital have successfully outperformed the static buy-and-hold model both in increased returns as well as in reduced risk.  Once the stability of these models is confirmed, SVM Capital intends to apply the models to a wide range of financial asset classes such as interest rates, currencies, metals and petroleum products.  SVM Capital plans to apply the investment model either in a single fund or a series of related funds.  SVM Capital expects to charge a management fee and a performance fee related to its investment activities.  HDC owns a 45% equity position in SVM Capital.

Management believes that our research agreement with a leading biotech company to develop an SVM-based diagnostic test to help interpret flow cell cytometry data for myelodysplastic syndrome (pre-leukemia) has resulted in a successful proof of concept The Company is pleased with the development progress to date, and the Company is now seeking a strategic partnership with a clinical laboratory capable of completing development, final validation and commercialization of the new diagnostic test for the interpretation of flow cytometry data.

We have developed, in association with a large international pharmaceutical company, a diagnostic test for use as a surrogate biomarker to determine treatment success in the clinical trial for its new drug to treat BPH (enlarged prostate).  This international pharmaceutical company was acquired by a larger pharmaceutical company during our final contract discussions, and the acquiring company has now subsequently been acquired by an even larger international pharmaceutical company. After the successful integration of these companies, we hope to renew interest in the BPH test that we developed for them. If the new pharmaceutical company chooses not to continue development of its BPH drug, then we intend to seek another strategic pharmaceutical partner, which has BPH drugs either in the market currently or under development to finish development, final validation and commercialization of our new molecular diagnostic test for BPH.

In February 2010, we announced that we are developing a melanoma/skin cancer mobile phone application which will enable customers to take a picture of a mole, lesion or birthmark, send it to HDC, and receive a risk assessment for melanoma and other skin cancer on their mobile phone.  This first-ever melanoma/skin cancer mobile phone application using our SVM technology will employ sophisticated image analysis techniques using patent protected algorithms for evaluating moles, lesions and birthmarks.  Since mid-February 2010, Health Discovery Corporation has made progress on our melanoma risk management mobile phone application.  We have selected Apple’s iPhone as our initial mobile platform and have been focused on tuning image capture and analysis capabilities for skin lesions and moles for that platform.  In addition, we have initiated discussions with potential U.S. and non-U.S. laboratory partners, dermatologists and marketing partners.  Discussions have also begun with the research arm of a major medical center expert in skin cancer for joint research opportunities.  A beta version of the app for use in clinical settings has been completed. A more advanced version of the app with features and a user interface optimized for consumer use is currently in development.

In February 2010, the Company entered into an exclusive agreement with the Pancreas, Biliary and Liver Surgery Center of New York to develop new molecular diagnostic tests for the early detection of pancreatic cancer. The Pancreas, Biliary and Liver Surgery Center is under the leadership of Drs. Michael Wayne, Franklin Kassim and Avram Cooperman.  Under the terms of the agreement, the Pancreas, Biliary and Liver Surgery Center will provide all specimens from their collected specimen banks, specimens on all new patients and all associated clinical and outcomes data. The specimens will include tissue, blood and urine.  The Company will use its patent protected SVM-based discovery technology and science team in an attempt to develop these new molecular diagnostic tests for pancreatic cancer in a similar fashion to the urine-based prostate cancer test developed by the Company and licensed for development and commercialization to Quest Diagnostics and Abbott on a royalty-based, world-wide co-exclusive basis.  The Company will own all of the intellectual property and commercialization rights to these newly discovered molecular diagnostic tests for pancreatic cancer, and the Company intends to partner with a large clinical laboratory for development, marketing and commercialization of these new pancreatic cancer tests.

The Company’s relationship with the Pancreas, Liver and Biliary Center of New York (the “Pancreas Center”) continues without interruption, irrespective of the fact that Saint Vincent Catholic Medical Centers located in New York City, has opted to close its operations.  The Pancreas Center has affiliated with Beth Israel Medical Center and is expected to affiliate with other hospitals in the New York City region in the near future.

We continue our dialogue with several other important industry players in the healthcare field and, in certain situations, related to the field of molecular diagnostics, including proposed projects with some of the world’s largest pharmaceutical and diagnostic companies, such as the potential development and commercialization of our colon cancer molecular diagnostic test with an international diagnostics company, and other prospective partnership opportunities with additional companies and research institutions.  We also continue to pursue development opportunities with our existing licensing customers.

While we have a number of negotiations in process with potential licensing partners, there is a possibility that we will be unable to reach agreement with any party, that the negotiations continue but are not finalized in the near term, or that those that may be finalized do not provide the economic return that we expect.

The Company has recorded revenue of $2,013,741 from inception through September 30, 2010. This amount includes deferred revenue yet to be recognized of $974,406 shown as a liability on the balance sheet.

Intellectual Property Developments

The U.S. Patent and Trademark Office issued a new patent to the Company in January 2009, which covers a feature ranking technique for use with support vector machines.  In June 2009, the U.S. Patent and Trademark Office issued two new patents to the Company, one of which includes expanded claims to the Company’s proprietary RFE-SVM method for feature selection.  The second patent covers a web-based data mining system that utilizes multiple support vector machine models to analyze combinations of biological data of many different types, for example, genomic, proteomic, and clinical data, from many different sources, including measurement instruments, clinical databases, on-line databases and on-line journals to produce ranked lists of genes or proteins that may be used as biomarkers..  The U.S. Patent and Trademark Office issued another new patent to the Company in November 2009 covering an alternative method of feature selection that reduces the number of support vectors to create a sparse-SVM that can be used to generate a codebook for identifying patterns in data, including applications to signal compression. Also in November 2009, the U.S. Patent and Trademark Office issued the Company’s first patent covering a pre-processing method to greatly improve the effectiveness of SVMs for the analysis of mass spectrometry data for protein biomarker discovery.  Finally, in December 2009, the European Patent Office granted a patent on the Company’s claims covering the use of SVMs for computer-aided analysis of digitized images.  With the issuance of these patents, the Company now holds the exclusive rights to 41 issued U.S. and foreign patents covering uses of SVM and FGM technology for discovery of knowledge from large data sets.

In December 2009, the decision was made to allow the two remaining pending patent applications covering methods using Fractal Genomic Modeling to be abandoned following repeated rejections by the U.S. Patent and Trademark Office.  These rejections were based on a change in patentability criteria that was set forth in a 2008 decision by the U.S. Supreme Court in a case known as In re Bilski.  The applications, which had been filed prior to the ruling, did not contain certain descriptive material that would have been necessary to overcome a patentable subject matter rejection pursuant to Bilski.

On October 16, 2009, the U.S. Patent and Trademark Office issued a notice of allowance for the Company’s pending patent application entitled “Kernels and Kernel Methods for Spectral Data.”  This application includes claims covering an alternative pre-processing method for enhancing the analysis of protein expression data obtained using a mass spectrometer.   In December 2009, the Company filed a provisional application covering its new smart phone application for melanoma screening.   Also in December 2009, the Company filed an international patent application through the World Intellectual Property Organization (WIPO) with claims covering the four gene prostate cancer test and algorithm using tissue or urine specimens.  This application will allow further coverage of the prostate cancer test to be sought via foreign patent offices including Europe, China and Japan, among over one hundred other countries.

In March 2010, the U.S Patent and Trademark Office issued a patent based on the Company’s method for analyzing spectral data obtained from a mass spectrometer for identification of the most important features in the data that can be used for classification of patient samples.  This method is particularly suited for discovery of biomarkers using protein samples.

Also in March 2010, the U.S. Patent and Trademark Office issued a notice of allowance of the Company’s application covering methods for analyzing data in a text document to identify matches between strings of characters.  This technique for text recognition can be incorporated in a search engine.

In May 2010, the U.S. Patent and Trademark Office issued a notice of allowance of the Company’s application covering a system for providing data analysis services using a support vector machine for processing data received from a remote source.   The U.S. Patent and Trademark Office issued another notice of allowance in May 2010 for the Company’s application covering a method of feature selection and feature ranking using a support vector machine.  This method differs from the Company’s patented RFE-SVM, thus expanding its coverage of a variety of feature selection methods, which have become essential for identifying the most important data in large datasets.

In June 2010, the Canadian Intellectual Property Office issued a notice of allowance of the Company’s application covering Pre-Processing and Post-Processing for Enhancing Knowledge Discovery Using Support Vector Machines. In addition to covering pre-processing and post-processing of data in conjunction with SVM analysis, the claims of this patent cover methods of providing data analysis services using a support vector machine for processing data received from a remote source.

In July 2010, the European Patent Office issued a notice of intent to grant a European patent covering the company’s RFE-SVM method.  In August 2010, the Canadian Intellectual Property Office issued a notice of allowance of the Company’s application covering RFE-SVM. With the issuance of these patents, the Company will have 7 issued patents covering its RFE-SVM technique in the U.S., Australia, Canada, Europe and Japan.  Additional patents covering the RFE-SVM method are pending.

In August 2010, the U.S. Patent and Trademark Office issued a notice of allowance of the Company’s application covering a method for clustering data in a dataset consisting of letters in text or speech. This method measures the similarity between the letters or sounds to determine the optimum number of clusters or classes for separating the data when the number of classes is not known in advance. The clustering method may be used alone or in combination with SVM analysis.

Also in August 2010, the U.S. Patent and Trademark Office issued a notice of allowance of the Company’s application covering methods for analyzing data in a text document to identify matches between strings of characters.  This technique for text recognition can be incorporated in a search engine.

In September 2010, the U.S. Patent and Trademark Office issued a notice of allowance of the Company’s application covering a system for providing data analysis services using a support vector machine for processing data received from a remote source.   Also, in September 2010 the U.S. Patent and Trademark Office issued another notice of allowance in May 2010 for the Company’s application covering a method of feature selection and feature ranking using a support vector machine.  This method differs from the Company’s patented RFE-SVM, thus expanding its coverage of a variety of feature selection methods, which have become essential for identifying the most important data in large datasets.

In September 2010, the Canadian Intellectual Property Office issued a notice of allowance of the Company’s application covering Pre-Processing and Post-Processing for Enhancing Knowledge Discovery Using Support Vector Machines. In addition to covering pre-processing and post-processing of data in conjunction with SVM analysis, the claims of this patent cover methods of providing data analysis services using a support vector machine for processing data received from a remote source.

As a result of these activities, the Company now has 88 U.S. and foreign issued and pending patents, including 47 issued and 41 pending patents, in the state-of-the-art pattern recognition technology known as Support Vector Machines, Recursive Feature Elimination and Fractal Genomics Modeling, and the discoveries made from these technologies. In addition, our technology is used in the discovery of knowledge from large and/or complex data sets.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

Revenue

Since December 31, 2005, the Company has received cash from operating activities totaling $1,157,263, which consists of recorded revenue of $613,328 through December 31, 2009 and has deferred revenue yet to be recognized of $543,935 at December 31, 2009.

For the year ended December 31, 2009, revenue was $61,803 compared with $65,731 in revenue for the year ended December 31, 2008.  Revenue is recognized for licensing and development fees over the period earned, which in most cases is the length of the license.  The revenue recognized in 2009 was primarily the recognition of deferred revenue.  As of December 31, 2009, the Company had deferred revenue of $543,935, which includes $431,435 of cash received but not yet recognized as revenue and $112,500 in accounts receivable.  Deferred revenue was $453,715 at December 31, 2008, which has been reduced because we recognize the revenue over the life of the contract.

Operating and Other Expenses

Amortization expense, which is the amortization of costs of acquiring or filing of patents over their estimated useful lives, was $262,719 for the twelve months ended December 31, 2009 and 2008.

Professional and consulting fees totaled $406,786 for 2009 compared with $757,748 for 2008.  These fees, related primarily to legal, accounting, and scientific activities, decreased principally due to the change in accounting estimate related to equity grants for Scientific Advisory Board members.  A credit of $325,676 was recorded to reflect this change.

Compensation expense of $939,029 for the twelve months ended December 31, 2009 was higher than the $745,918 reported for the comparable period of 2008. This increase is due to additional compensation expense related to employees hired in 2009 to manage the business and to develop and nurture new strategic partnerships and the charge for employee options granted in 2009.

Other general and administrative expenses decreased from $484,806 in 2008 to $461,257 in 2009.  This decrease principally was due to reduced costs related to options granted to directors.  A charge of $49,375 was recorded in 2008 related to vesting of a director’s warrants.  No similar charge occurred in 2009.

Loss from Operations

The loss from operations for the twelve months ended December 31, 2009 was $2,007,988 compared to a loss from operations of $2,185,460 for the prior year.  The decreased loss was due to the decrease in expenses as previously discussed.

Other Income and Expense

Interest income was $6,393 for the twelve months ended December 31, 2009 compared to $39,160 in 2008.  Decreased interest income was due to the lower average cash available to invest throughout 2009 and the decreasing interest rates available.

Interest expense was $15,276 in 2009 compared with $1,161 in 2008.  This increase relates to the $14,437 in interest paid to the holder of the $500,000 promissory note in 2009.  See Liquidity and Capital Resources – Cash Flow from Financing Activities for additional information regarding the issuance of the promissory note.

Net Loss

The net loss for the twelve months ended December 31, 2009 was $2,016,871 compared to a net loss of $2,147,460 for the twelve months ended December 31, 2008.  The decreased loss was due to the overall decrease in expenses as previously discussed.

Net loss per share attributable to common shareholders was $0.01 for both the twelve months ended December 31, 2009 and 2008.

Liquidity and Capital Resources

At December 31, 2009, the Company had $2,951,270 in cash and cash equivalents and total current liabilities of $824,334.  Additionally, during the first quarter of 2010, we received approximately $3,150,000 in cash from the exercise of warrants and from the receipt of a final payment under the settlement agreement with Vermillion.  On March 29, 2010, our total cash and cash equivalents was approximately $5,200,000.  As a result of the proceeds from the exercise of our warrants and the sale of the Series B Preferred Stock, we believe we have sufficient resources to meet all of our current obligations.  Our net loss for the twelve months ended December 31, 2009 was $2,016,871.  However, cash used by operating activities for the twelve months ended December 31, 2009 was $1,298,940. The net loss is favorably offset by net non-cash charges to operations and adjustments of $717,931, which did not require the use of cash.  Cash used by investment activities was $638,480 due to the acquisition of fixed assets and the addition of $622,358 in certificates of deposit.   Cash provided by financing activities was $3,940,445, comprised of the sale of Series B Preferred Stock for $1,490,015 and $2,450,430 from the issuance of Common Stock as a result of warrant exercises.

The Company has no future commitments for capital expenditures and anticipates no changes of circumstances likely to require material demands on liquidity.

Cash Flow from Operating Activities

In February 2009 in connection with the licensing agreement, Abbott paid to us a one-time initial signing fee of $100,000.  In addition, with respect to the Products, Abbott may be obligated to pay milestone payments outlined above if certain targets are met.  On August 7, 2009, Abbott reimbursed the Company $100,000 in development costs as required by the license agreement.

On January 30, 2009, we entered into a license agreement with Quest, pursuant to which the Company granted to Quest a non-exclusive, royalty bearing license for developing and commercializing a urine-based LDT for clinically significant prostate cancer which could be commercialized and sold by Quest’s clinical laboratories directly to physicians for their patients.  In consideration of granting the license to Quest, Quest paid a license fee to the Company and will pay running royalty payments, and certain milestone payments.

                In September 2009 and September 2008, we received royalty proceeds related to our licensing agreement with Bruker Daltonics.  The royalties relate to Bruker Daltonics’ sales of its ClinProTools™ clinical proteomics product line for its mass spectrometers, which contains HDC’s SVM technology.

Cash Flow from Financing Activities

Pursuant to the Company’s rights under certain warrants to acquire shares of Company Common Stock at an exercise price of $0.19 (the “Tranche 2 Warrants”), as a result of the Company’s stock achieving minimum trading price thresholds, in March 2010 the Company elected to require the exercise or forfeiture of certain of the Tranche 2 Warrants (the “Tranche 2 Call Right”).  As a result of the Company’s election with respect to its Tranche 2 Call Right and other voluntary exercises by holders of the Tranche 2 Warrants, the Company issued 11,729,390 shares of Common Stock for gross proceeds of $2,228,584 and warrants to acquire 3,001,827 shares were forfeited.

See Note L – Subsequent Events to our financial statement for the fiscal year ended December 31, 2009 for further information on the Company’s call of the Tranche 2 Warrants.

Pursuant to the Company’s rights under certain warrants to acquire shares of Company Common Stock at an exercise price of $0.14 (the “Tranche 1 Warrants”), as a result of the Company’s stock achieving minimum trading price thresholds, in November 2009, the Company elected to require the exercise or forfeiture of certain of the Tranche 1 Warrants (the “Tranche 1 Call Right”).  As a result of the Company’s election with respect to its Tranche 1 Call Right and other voluntary exercises by holders of the Tranche 1 Warrants, the Company issued 15,878,073 shares of Common Stock for gross proceeds of $2,222,930 and warrants to acquire 1,759,394 shares were forfeited.

In 2009, the Company, pursuant to the Purchase Agreement, sold 19,402,675 shares of Series B Preferred Stock for an aggregate purchase price of $1,490,015, net of associated expenses.

On June 30, 2009, we issued a promissory note for $500,000 to a director and long-term shareholder.  The promissory note contained an 8% annual interest rate and was due on January 4, 2010.  The promissory note was secured by certain intellectual property and other assets of the Company.  The proceeds from the promissory note were used for general working capital purposes.  This short term debt financing was intended to serve as a bridge to anticipated future licensing revenues in a manner which is not dilutive to shareholders.  On November 11, 2009, the Company paid in full the outstanding balance of $500,000, with a total payment, including interest, of $514,437, thus eliminating this debt and any collateral obligations on the Company’s intellectual property or other assets.

The Company continues to incur maintenance fees (fees to various governmental patent offices on previously filed patents) for its patent portfolio and expects those fees to be approximately $250,000 during 2010.

The Company has relied primarily on equity funding plus debt financing for liquidity.  While the Company has produced limited revenue, it must continue to do so in order to generate sufficient cash to continue operations.  The Company believes it currently has sufficient cash to support operations until it is able to generate revenue through royalty payments from the molecular diagnostic deals signed, revenue generation from the melanoma risk assessment and additional new licensing fees from its significant patent portfolio and development fees for providing services related to those patents.  The Company expects to receive the $500,000 License Fee and additional the $375,000 development fees from Quest this year from the breast cancer molecular diagnostic test.  In addition, the Company has been and continues to be in meaningful discussions with a variety of parties related to the commercialization efforts discussed above, which if successful, may result in significant revenue.  Should it prove necessary, the Company may also consider such alternatives as raising additional equity through private placements and/or debt offerings.

Three Months Ended September 30, 2010 Compared with Three Months Ended September 30, 2009

Revenue

For the three months ended September 30, 2010, revenue was $159,984 compared with $16,215 for the three months ended September 30, 2009.  As disclosed in our financial statements, revenue is recognized for licensing and development fees over the period earned and the significant increase in this quarter is primarily related to the development agreement with Quest Diagnostics, Inc., which we began providing the development services in February 2010.

Operating and Other Expenses

Amortization expense was $65,680 for both the three months ended September 30, 2010, and 2009. Amortization expense relates primarily to the costs associated with filing patent application and acquiring rights to the patents.

Professional and consulting fees, totaled $149,266 for the three months ended September 30, 2010, compared with $130,675 for the same 2009 period.  The increase is due primarily to higher costs associated with professional service fees.

Legal fees totaled $174,827 during the three months ended September 30, 2010, and were $37,205 during the same period 2009.  The increase was primarily due to legal costs associated with settlement agreements reached by the Company.

Research and development fees were $132,444 for the three months ended September 30, 2010, and $6,526 for the same period in 2009. This increase relates primarily to the costs associated with completion of the Abbott validation study of the urine-based molecular diagnostic test for prostate cancer performed at a major U.S. academic cancer center.

Compensation of $202,500 for the three months ended September 30, 2010, was lower than the $230,117 reported for the comparable 2009 period. The decrease is attributed to a reduction in bonus amounts earned.

Other general and administrative expenses increased to $268,389 for three months ended September 30, 2010, compared to $160,037, for 2009.  This increase was due primarily to higher costs incurred for sales, marketing, and investor relations activities.

Loss from Operations

The loss from operations for the three months ended September 30, 2010 was $833,122, compared to $614,024 for the previous year. This increased loss was due to higher costs primarily associated with legal, research and development and professional fees as previously discussed.

Other Income and Expense

Interest income was $3,139, for the three months ended September 30, 2010, compared to $1,454 in 2009.  Interest income increased because the Company had more cash on hand to invest throughout the 2010 period.

As previously discussed, the Company negotiated a settlement with Richard Scott Tobin.  As a result, the Company realized a settlement charge of $396,779. During the same period in 2009, there were no settlement charges.

No interest expense was incurred during the three months ended September 30, 2010. The comparable 2009 period had $10,320 in interest expense. The reduction is a result of the Company retiring all of its short and long term debt.

Net Loss

The net loss for the three months ended September 30, 2010, was $1,226,762, compared to $622,890 for the three months ended September 30, 2009.  The increased net loss was due to the increase in settlement charges and loss from operations, as previously described.

The net loss attributable to common shareholders was $1,283,525 in 2010, compared to $622,890 in the previous year.

Net loss per share was $0.01 and $0.00 for 2010 and 2009 respectively.

Nine Months Ended September 30, 2010 Compared with Nine Months Ended September 30, 2009

Revenue

For the nine months ended September 30, 2010, revenue was $367,668 compared with $49,121 for the nine months ended September 30, 2009.  As disclosed in our financial statements, revenue is recognized for licensing and development fees over the period earned and the significant increase in this quarter is primarily related to the development agreement with Quest Diagnostics, Inc., which we began providing the development services in February 2010.

Operating and Other Expenses

Amortization expense was $197,040 for both the nine months ended September 30, 2010, and 2009. Amortization expense relates primarily to the costs associated with filing patent application and acquiring rights to the patents.

Professional and consulting fees totaled $478,793 for the nine months ended September 30, 2010, compared with $379,338 for the same 2009 period.  The increase is due primarily to higher costs associated with professional services fees and patent filing and maintenance costs.

Legal fees totaled $602,474 during the nine months ended September 30, 2010, and were $222,367 during the same period 2009.  The increase was primarily due to legal costs associated with settlement agreements reached by the Company.

Research and development fees were $325,403 for the nine months ended September 30, 2010, and $18,494 for the same period in 2009. This increase relates primarily to the costs associated with completion of the Abbott validation study of the urine-based molecular diagnostic test for prostate cancer performed at a major U.S. academic cancer center.

Compensation of $931,425 for the nine months ended September 30, 2010 was higher than the $668,421 reported for the comparable 2009 period. Compensation increased due to the hiring of additional personnel and bonus amounts earned by Company executives.

Other general and administrative expenses increased to $686,584 for nine months ended September 30, 2010, compared to $287,881 for in 2009.  This increase was due primarily to larger costs incurred for sales, promotional, investor relations activities and the computed value of director’s options.

Loss from Operations

The loss from operations for the nine months ended September 30 2010 was $2,854,051 compared to $1,724,420 for the previous year. This increased loss was due to higher costs primarily associated with legal, research and development and professional and administrative activities as discussed above.

Other Income and Expense

Interest income was $13,303 for the nine months ended September 30, 2010, compared to $3,868 in 2009.  Interest income increased because the Company had more cash on hand to invest throughout the 2010 period.

As previously discussed, the Company negotiated a settlement with the lead purchaser in the Company’s 2007 Private Placement and Richard Scott Tobin.  As a result, the Company realized a charge of $2,274,426 as settlement charges. During the same period in 2009, there were no settlement charges.

Interest expense of $159 for the nine months ended September 30, 2010 was significantly less than the $10,683 recorded for the same period 2009.  The reduction is a result of company retiring all of its short and long term debt.

Net Loss

The net loss for the nine months ended September 30, 2010 was $5,115,333 compared to $1,731,235 for the nine months ended September 30, 2009.  The increased net loss was due to the increase in settlement charges and loss from operations, as previously described.

The net loss attributable to common shareholders was $5,394,135 in 2010 compared to $1,731,235 in the previous year.

Net loss per share was $0.03 for 2010 and $.01 for 2009.

Liquidity and Capital Resources

At September 30, 2010, the Company had $4,755,539 in available cash and certificates of deposits.  As of the same date, the Company had total current liabilities of $1,219,117. As a result, we believe we have sufficient resources to meet all of our current obligations.

Our net loss for the nine months ended September 30, 2010 was $5,115,333.  Our cash used by operating activities for the nine months ended September 30, 2010 was $3,943,735. Cash generated by investment activities was $466,400 due to the redemption of $471,564 in certificates of deposit and fixed asset acquisitions of $5,164.  Cash provided by financing activities was $5,753,169, consisting of proceeds from the exercise of warrants of $5,852,333 less dividends paid of $99,164.  As a result, the Company realized an increase of cash of $2,275,834 during the nine months ending September 30, 2010.

In connection with the 2007 private placement, the Company issued warrants to purchase 51,538,822 shares of restricted common stock at an exercise price of $0.19 (the “Tranche 2 Warrants”). Pursuant to the terms of the Tranche 2 Warrants, certain of the holders were obligated to exercise fifty percent of the Tranche 2 Warrants if the average of the last reported closing bid and asked prices on the Over-the-Counter Bulletin Board for the Company’s common stock was $0.24 for a period of thirty consecutive calendar days, which occurred on February 28, 2010, or forfeit the right to acquire those shares.  The Company exercised its call rights relating to certain of the Tranche 2 Warrants during the first quarter.  As a result, the holders of the Tranche 2 Warrants who received the Company’s call notice were obligated to purchase 14,731,217 shares of restricted common stock or forfeit an equal number of Tranche 2 Warrant shares.   The number of shares of common stock purchased relating to the call notice was 11,729,390 and 3,001,827 Warrants were forfeited.  The Company received $2,228,584 in gross proceeds from the purchase of the common stock related to the call provision.

On September 7, 2010, the warrants related to the 2007 private placement expired. As a result, 10,952,261 warrants, representing both the $0.14 and the $0.19 tranches, were exercised on or before September 7, 2010 resulting in proceeds of $1,654,436 to be delivered to the Company.

In addition to the warrant conversions described above, there were 6,875,000 warrants converted into shares as part of the settlement on July 27, 2010, with the lead purchaser in the 2007 Private Placement (“2007 Lead Purchaser”). Therefore, in addition to the warrants converted on or before September 7, 2010, 6,875,000 warrants were converted and $1,134,375 was credited to the 2007 Lead Purchaser in order to cover the aggregate price of the warrants.

Warrants exercised from January 1, 2010 through November 30, 2010 that were exercised independent of the Tranche 2 warrant call and the 2007 Private Placement warrant expiration totaled 4,831,250 warrant shares with proceeds to the Company of $834,938.

The following table summarizes the due dates of our contractual obligations.

	Total	1 Year Or Less	More Than 1 Year
Accrued Compensation	$101,500	$101,500	$-
Office Lease	204,160	40,140	164,020

Total	$305,660	$141,640	$164,020

The Company has relied primarily on equity and debt financing for liquidity.  The Company produced sales, licensing, and developmental revenue starting in late 2005 and must so increase revenues in order to generate sufficient cash to continue operations.  The Company’s plan to have sufficient cash to support operations is comprised of generating revenue through licensing its significant patent portfolio, providing services related to those patents, and obtaining additional equity or debt financing.  The Company has been and continues to be in meaningful discussions with a variety of parties, which if successful may result in significant revenue, as further described above.  In the meantime, the Company maintains a cash conservation program.

Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that provide financing, liquidity, market or credit risk support or involve leasing, hedging or research and development services for our business or other similar arrangements that may expose us to liability that is not expressly reflected in the financial statements.

Critical Accounting Policies, Estimates and Assumptions

We consider our accounting policies related to revenue recognition, impairment of intangible assets and stock based compensation to be critical accounting policies. A number of significant estimates, assumptions, and judgments are inherent in our determination of when to recognize revenue, how to evaluate our intangible assets, and stock-based compensation expense. These estimates, assumptions and judgments include deciding whether the elements required to recognize revenue from a particular arrangement are present, estimating the fair value of an intangible asset, which represents the future undiscounted cash flows to be derived from the intangible asset, and estimating the useful life and volatility of stock awards granted. We base our estimates and judgments on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates.

Valuation of intangible and other long-lived assets.

We assess the carrying value of intangible and other long-lived assets at least annually, which requires us to make assumptions and judgments regarding the future cash flows related to these assets.  The assets are considered to be impaired if we determine that the carrying value may not be recoverable based upon our assessment of events or changes in circumstances such as:

■	the asset’s ability to continue to generate income from operations and positive cash flow in future periods;
■	loss of legal ownership or title to the asset;
■	significant changes in our strategic business objectives and utilization of the asset(s); and
■	the impact of significant negative industry or economic trends.

If the assets are considered to be impaired, the impairment we recognize is the amount by which the carrying value of the assets exceeds the fair value of the assets. In addition, we base the useful lives and related amortization or depreciation expense on our estimate of the period that the assets will generate revenues or otherwise be used by us. We also periodically review the lives assigned to our intangible assets to ensure that our initial estimates do not exceed any revised estimated periods from which we expect to realize cash flows from the technologies. If a change were to occur in any of the above-mentioned factors or estimates, the likelihood of a material change in our reported results would increase.

Revenue Recognition

We recognize revenue principally from license and royalty fees for intellectual property and from development agreements with research partners. Each element of revenue recognition requires a certain amount of judgment to determine if the following criteria have been met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the seller’s price to the buyer is fixed or determinable; (iv) collectability is reasonably assured, and (v) both title and the risks and rewards of ownership are transferred to the buyer. We are required to make significant estimates involving our recognition of revenue from license and royalty fees. Our license and royalty fees revenue estimates depend upon our interpretation of the specific terms of each individual arrangement and our judgment to determine if the arrangement has more than one deliverable and how each of these deliverables should be measured and allocated to revenue. In addition, we have to make significant estimates about the useful life of the technology transferred to determine when the risk and rewards of ownership have transferred to the buyer to decide the period of time to recognize revenue. In certain circumstances we are required to make judgments about the reliability of third party sales information and recognition of royalty revenue before actual cash payments for these royalties have been received.  Changes to these assumptions or market conditions could cause changes in revenues.

Share-Based Compensation

Share-based compensation expense is significant to our financial position and results of operations, even though no cash is used for such expense. In determining the period expense associated with unvested options, we estimate the fair value of each option at the date of grant. We believe it is important for investors to be aware of the high degree of subjectivity involved when using option pricing models to estimate share-based compensation. The determination of the fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include, but are not limited to, our valuation methodology, the expected term, expected stock price volatility over the term of the awards, the risk-free interest rate, expected dividends and pre-vesting forfeitures. If any one of these factors changes and we employ different assumptions in future periods, the compensation expense that we record could differ significantly from what we have recorded in the current period.

For share-based awards, we estimated the expected term by considering various factors including the vesting period of options granted, employees’ historical exercise and post-employment termination behavior; however, due to the limited history of our Company, such data is limited.  We estimated the expected life will be substantially longer than the vesting period given the early stage nature of our operations and accordingly have used the contractual life as the expected term. Our estimated volatility was derived using our historical stock price volatility. We have never declared or paid any cash dividends on our Common Stock and currently do not anticipate paying such cash dividends. The risk-free interest rate is based upon U.S. Treasury securities with remaining terms similar to the expected term of the share-based awards.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that provide financing, liquidity, market or credit risk support or involve leasing, hedging or research and development services for our business or other similar arrangements that may expose us to liability that is not expressly reflected in the financial statements.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

 Our executive officers, directors and significant employees are:

Name	Age	Position
Stephen D. Barnhill, M.D.	51	Chairman and Chief Executive Officer
Thomas L. Gallagher	47	President, Chief Operating Officer and General Counsel
D. Paul Graham	48	Director
Joseph McKenzie, D.V.M.	60	Director
Curtis G. Anderson Herbert A. Fritsche, Ph.D. John A. Norris Ramananda Madyastha, M.D., Ph.D.	69 69 63 73	Director Senior Vice President, Chief Science Officer Senior Vice President, Chief Regulatory and Technology Officer Senior Vice President, Research and Development
Hong Zhang, Ph.D.	48	Senior Vice President, Computational Medicine

In addition to the information presented in the biographical details below regarding each director’s specific experience, qualifications, attributes and skills that led us to conclude that he should serve as a director, we also believe that all of our directors have a reputation for integrity, honesty and adherence to high ethical standards.  They each have demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to the Company and our Board.

Stephen D. Barnhill, M.D., is currently our Chief Executive Officer and has been since September 2003. He also serves as our Chairman of the Board and has been a member of the Board of Directors since November 2003.  He is a physician trained in laboratory medicine and clinical pathology. He has developed and used artificial intelligence, pattern-recognition, and computational techniques in Medicine, Genomics, Proteomics, Diagnostics and Drug Discovery.

Dr. Barnhill is or has been a Fellow of the American College of Physician Inventors, the American College of International Physicians, the American Medical Association, the American College of Physician Executives, the American Association of Artificial Intelligence, the American College of Managed Care Medicine, the Association of Clinical Scientists, the American Society of Contemporary Medicine and Surgery, the American Society of Law, Medicine and Ethics, the Southern Medical Society, the American Federation for Clinical Research, and the National Federation of Catholic Physicians.

Dr. Barnhill founded the Barnhill Clinical Laboratories in 1988 and served as Chairman, CEO, President and Medical Director. This laboratory was later acquired by Corning-Metpath in 1989 and after the acquisition he served as Medical Director of this clinical laboratory until 1992.

In 1992, Dr. Barnhill founded National Medical Specialty Laboratories and served as Chairman, CEO, President, and Medical Director. This research laboratory was founded to utilize pattern-recognition mathematics and artificial intelligence techniques in cancer diagnosis.  Dr. Barnhill is an inventor on the very first patents issued by the United States Patent and Trademark Office for the use of neural networks in medicine. This company was acquired by Horus Therapeutics, a New York based pharmaceutical company.  Dr. Barnhill served as Executive Vice-President and Chairman of the Scientific Advisory Board for Horus Therapeutics until 1998. Johnson & Johnson later acquired the Horus patents invented by Dr. Barnhill.

In 1999, Dr. Barnhill founded and served as Chairman, President and CEO of Barnhill BioInformatics, Inc., which later became Barnhill Genomics, Inc. and BioWulf Technologies, LLC and raised over $13.5 million in private placement funding.   The primary focus of these companies was to utilize the next generation of artificial intelligence and pattern-recognition techniques, known as support vector machines, to identify genes that cause cancer. Dr. Barnhill is the sole inventor on the very first patents issued by the United States Patent and Trademark Office for the use of support vector machines in medicine.  From the summer of 2000 until he organized The Barnhill Group L.L.C. in the summer of 2003, Dr. Barnhill was not engaged in any professional activities as the result of a non-compete agreement signed by Dr. Barnhill when he left the employment of Barnhill Genomics, Inc.

            D. Paul Graham, has been a member of the Board of Directors since February 2010.  In 1997, after a successful 12-year career with one of Canada’s premier transportation companies, Mr. Graham opened offices in Toronto, Canada to bring M&A experience and value to what he considered the underserviced sector of the small to middle market.  In 2002, he added offices in Atlanta, Georgia and in 2005 opened offices in Savannah, Georgia, which is now his principal office.

As CEO of Graham Capital Partners, LLC (“GCP”), Mr. Graham fuels the Company’s strategic direction.  GCP provides investment banking and business advisory services to the small and middle markets for companies achieving revenues between $10 million and $100 million.

GCP undertakes multi-industry transactions and mandates with an emphasis on transportation, logistics, distribution, manufacturing, and business services.  Mr. Graham has been involved in acquisitions, divestitures, and financings totaling over $200,000,000 in transaction value in North America and abroad.

Leveraging his multifaceted experience gained in over two decades of day to day operations and finance of privately held companies, Mr. Graham leads GCP in M&A and advisory services in North America, Europe and North Africa.

Mr. Graham was educated at Lakehead University and York University in the disciplines of accounting and finance.  Mr. Graham serves in an advisory capacity and as a director for a number of privately held corporations and is a member of the Atlanta chapter of the Association for Corporate Growth.

Joseph McKenzie, D.V.M., has been a member of the Board of Directors since April 2009. Dr. McKenzie practices veterinary medicine, having founded and managed the multi-million dollar growth of multiple veterinary practices in Georgia, South Carolina and Florida. He also created and built the community “drug dog” program, which over the years and across the nation has become a generally accepted and highly successful weapon against drug smuggling at the port of Savannah as well as in the community at large. Dr. McKenzie has also been honored for his years of valuable service on the Board of Directors of the Georgia Veterinary Medical Association. Dr. McKenzie holds a degree in chemistry from Armstrong Atlantic State University, where he was recently honored as its most outstanding alumnus. He also holds a doctorate in veterinary science from the University of Georgia’s College of Veterinary Medicine.

Curtis G. Anderson, has been a member of the Board of Directors since October 2010. Mr. Anderson served in the U.S. Navy and then spent 19 years in the corporate and investment banking field. Mr. Anderson founded Anderson Capital Corporation, a privately held venture capital company, in 1986. Mr. Anderson also served as president and chief operating officer for the Kuhlman Corporation in Savannah, Georgia from 1994 to 1999.  Mr. Anderson earned his bachelors degree and his masters in business administration from the University of Washington. Mr. Anderson served in the U.S. Navy from 1963 to 1965. He is active in numerous charitable and civic organizations.

The following sets forth the biographical information for our executive officers and significant employees:

Thomas L. Gallagher, was appointed as our President, Chief Operating Officer and General Counsel on October 20, 2010 and has served as President and General Counsel since August 2010. Mr. Gallagher served as our Executive Vice President and Managing Director of Global IP Strategies from December 2009 to August 2010.  Mr. Gallagher spent almost fifteen years on Wall Street as a securities and business transaction lawyer, as well as an assistant general counsel managing risk on a transaction and policy basis for a then-$9 billion publicly traded company. He went on to become a Vice President at Goldman, Sachs & Co. (NYSE: GS), New York, NY, where he helped co-lead the restricted stock desk on the equity trading floor.  He pioneered the use of 10b5-1 selling plans, working with CEOs and other corporate executives to manage their large, single stock risk. He also assisted numerous companies in strategic buy backs of their stock. Subsequently, Mr. Gallagher was also a member of an investment management team at Goldman Sachs that advised clients with approximately $1.5 billion in assets.  In addition to his Wall Street experience, among other activities, Mr. Gallagher spent three years working on a pro bono basis for Mother Teresa’s religious order, the Missionaries of Charity, developing and administering the Mother Teresa of Calcutta Center, Inc., and traveling to Calcutta, India, among other locations. He spent a year working for a Jesuit-affiliated not-for-profit organization supporting Fe y Alegria, a network of 2,600 schools for the poor serving 1.3 million students in Latin America and the Caribbean.

Herbert A. Fritsche, Ph.D., was appointed as our Senior Vice President, Chief Science Officer on September 1, 2010. Prior to this position, Dr. Fritsche was Professor of Laboratory Medicine and Chief of the Clinical Chemistry Section at The University of Texas, M.D. Anderson Cancer Center in Houston, Texas.   During his 35 years at M.D. Anderson Cancer Center, Dr. Fritsche has focused his research activities on the development and validation of cancer diagnostics.   Dr. Fritsche has participated in the validation and FDA clearance process for every commercial serum tumor marker product currently in use in the United States.  Dr. Fritsche has served as President of the Clinical Ligand Assay Society (CLAS) and on various committees for both the CLAS and the American Association for Clinical Chemistry (AACC).   He is a fellow of the National Academy of Clinical Biochemistry and was awarded the National Award for Contributions in Education by the AACC; the Outstanding Clinical Chemist Award by the Texas Section, AACC; a Dean’s Excellence Award for the University of Texas Graduate School of Biomedical Science; a Distinguished Scientist Award from the CLAS; and the Johnson and Johnson Award for Outstanding Research and Contributions to Clinical Biochemistry from the National Academy of Clinical Biochemistry. Dr. Fritsche currently serves on the Expert Panel for developing Tumor Marker Practice Guidelines for the American Society of Clinical Oncology, and the Laboratory Practice Guidelines Committee for the National Academy of Clinical Biochemistry.   In addition, he serves on the Editorial Board of six international scientific journals. Dr. Fritsche serves as a consultant/advisor to the National Cancer Institute and for some major international diagnostic companies and biotech start-up companies.   Dr. Fritsche has published over 170 peered reviewed scientific papers, invited articles and book chapters.   Dr. Fritsche holds 3 patents and has 2 other applications on file.   He has lectured extensively for many years at international and national meetings.

John A. Norris, has served as our Senior Vice President, Chief Regulatory and Technology Officer since October 2010. Mr. Norris served as our Chief Operating Officer from September 2009 to October 2010.  Mr. Norris also serves as Chairman of Norris Capital.  From March 2007 to November 2008, Mr. Norris served as the Chairman and CEO of Needlebot, Inc.  From May 1999 to June 2005 Mr. Norris served as the Chairman and CEO of Coprindm Corporation (now Decision View). Mr. Norris is a former Principal Deputy Commissioner and COO of the US FDA in Washington, DC, where he led the last major FDA-reform initiative, from May 1984 to May 1988.  This work was performed under the overall leadership and guidance of President Ronald Reagan, HHS Secretaries Margaret Heckler and Dr. Otis Bowen, FDA Commissioner Dr. Frank Young, Senator Orrin Hatch and Congressman Paul Rogers.  Mr. Norris also taught healthcare policy and management (including healthcare-reform, Medicare-reform, healthcare-IT-reform, personalized-medicine-reform, and FDA-reform) at Harvard University, and was founder and faculty-editor-in-chief of the American Journal of Law, Medicine, and Ethics, a leading academic publication covering healthcare policy, law, regulation, management, finance, and ethics.  Mr. Norris has been the CEO to a significant number of successful life-sciences and healthcare-IT companies and has served on the boards of and/or consulted with dozens more.  For example, he helped the billion dollar turn-around of the laser eye surgery company, Summit Technology.  Additionally, he has consulted with senior executives of leading companies, including Pfizer, Merck, Johnson & Johnson, and Glaxo Smithkline, among others.

Ramananda Madyastha, M.D., Ph.D., has served as our Senior Vice President of Research and Development since 2003.  Dr. Madyastha is the Recipient of the Raja Ravi Sher Singh of Kalsia Memorial Cancer Research Prize for outstanding contributions in the field of cancer research. He served on the Faculty of the Basic and Clinical Immunology and Microbiology Department at the Medical University of South Carolina. Dr. Madyastha has been an active member of the American Association of Cancer Research for more than 20 years. In addition, he is Board Certified by the American Board of Managed Care Medicine and is a licensed Clinical Laboratory Director. Dr. Madyastha was involved in the development of the first neural network based diagnostic tests for prostate and ovarian cancer.

Hong Zhang, Ph.D., has been our Senior Vice President, Computational Medicine since 2004.  As visiting faculty at Johns Hopkins University, Dr. Zhang lectured at the Center for Biomarker Discovery on Bioinformatics: Peak Detection Methods for Mass Spectral Data.  Currently a Yamacraw Associate Professor at Armstrong Atlantic University, Dr. Zhang was the Vice President and CIO for a neural network and computer assisted medical diagnostic systems company that employs neural network and mathematical/statistical preprocessing techniques.  In this position, Dr. Zhang was involved in digital image processing and pattern recognition for medical image processing as well as software design and programming for support vector machine applications.  Dr. Zhang was a professor in the Department of Mathematical Sciences at Purdue University from 1989 to 1996.  He has held numerous academic positions, including Adjunct Associate Professor, Associate Professor with Tenure, and Assistant Professor.  He was a visiting Associate Professor in 1995 in the Department of Biometry at the Medical University of South Carolina.

Throughout his academic career, Dr. Zhang has consulted on many software and analytical development projects for Union Switch and Signal, Inc., General Electric Company, and the Department of Pharmacology at the University of Pittsburgh.  Dr. Zhang has published numerous articles on the use of neural networks in the detection of cancers.  He has been published in more than twenty medical and technical journals.  Dr. Zhang received a Ph.D., Mathematics at the University of Pittsburgh, 1989, M.A., Mathematics, University of Pittsburgh, 1986, M.S.E.E., Electrical Engineering, University of Pittsburgh, 1984, B.S., Computer Science, Fudan University, 1982.  Dr. Zhang’s numerous awards and honors include: National Cancer Institute SBIR Grant, 1999, 2000; Purdue Research Foundation Summer Faculty Grant, 1993; IPFW Summer Research Grant, 1992; Andrew Mellon Fellowship, 1986-1987; Andrew Mellon Fellowship, 1985-1986; First Place, Fudan University Mathematics Competition, 1979.

The directors named above will serve until the next annual meeting of our stockholders.  Absent an employment agreement, officers hold their positions at the pleasure of the Board of Directors.

Audit Committee and Compensation Committee

The Board of Directors formed an Audit Committee and a Compensation Committee on August 2, 2010. D. Paul Graham, Joseph McKenzie, D.V.M. and Stephen D. Barnhill, M.D., comprise the Audit Committee. Given the size of the Company and the difficulty in attracting additional directors, the Board has not designated an audit committee financial expert.

Mr. Graham and Dr. McKenzie comprise the Compensation Committee. HDC does not have a separately designated nominating and corporate governance committee.

Audit Report

Prior to the formation of the Audit Committee, the Board of Directors oversaw the Company’s accounting and reporting practices, financial reports, internal controls and audit functions. The Audit Committee will assume that responsibility on a going forward basis.

Management is responsible for the preparation and integrity of the Company’s consolidated financial statements, accounting and financial reporting principles, disclosure controls and procedures, internal control over financial reporting, and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The Company’s independent registered public accounting firm (the “independent auditors”) is responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those consolidated financial statements with generally accepted accounting principles, as well as performing an independent audit and expressing an opinion on the effectiveness of internal control over financial reporting.

The Board, in overseeing the audit function, provided advice, counsel and direction to management and the Company’s independent auditors on the basis of the information it received, through discussions with management and the independent auditors, and the experience of the Board in business, financial and accounting matters. The Board’s audit functions were not intended to duplicate or certify the activities of management or the independent auditors. The Board met with management and the independent auditors to review the Company’s financial statements and discuss various topics and events, including, but not limited to, items related to the Company’s internal control over financial reporting, critical accounting policies and the adequacy of disclosure in the Company’s consolidated financial statements. In accordance with law, the Board also established procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls, or auditing matters, including the confidential, anonymous submission of concerns regarding questionable accounting and auditing matters. The Audit Committee will now assume all such responsibilities.

The Board reports as follows with respect to the audit of the Company’s 2009 consolidated financial statements:

●
The Board has reviewed and discussed the Company’s 2009 audited consolidated financial statements with its management, including the reasonableness of significant estimates and judgments and the clarity of disclosure in the Company’s financial statements, including the disclosures related to the Company’s critical accounting policies;

●
The Board has discussed with Hancock Askew & Co LLP, the matters required to be discussed by SAS 61, which include, among other items, matters related to the conduct of the audit of the Company’s consolidated financial statements;

●
The Board has received written disclosures and the letter from the independent auditors required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor’s communications with the Board concerning independence; and

●
Based on review and discussions of the Company’s 2009 audited consolidated financial statements with management and discussions with Hancock Askew & Co LLP, the Board recommended that the Company’s 2009 audited consolidated financial statements be included in its Annual Report on Form 10-K.

This report is provided by the entire Board of Directors.

Nominees for Directors

In filling vacancies and otherwise identifying candidates for our Board of Directors, we seek individuals who will be able to guide our operations based on their business experience, both past and present, or their education. Responsibility for our operations is centralized within management.

 Shareholder Nomination of Candidates for Board of Directors

Nominations of persons for election to the Board of Directors may be made by any shareholder who complies with the notice provisions set forth in the Bylaws, which provides that a shareholder’s notice must be delivered or mailed and received at the principal executive office of the Company not less than thirty days before the date of the meeting; provided, however, that in the event that less than forty days’ notice or prior public disclosure of the date is given, notice by the shareholder to be timely must be so received not later than the close of business on the tenth day following the day on which the public announcement of the meeting date was made.  Such shareholder’s notice shall set forth (i) as to each person whom the shareholder proposes to nominate for election or reelection as a Director, all information relating to such person as required to be disclosed in solicitation of proxies for election of Directors made in compliance with Regulation 14A under the Securities and Exchange Act of 1934, as amended (including such person’s written consent to being named in a proxy statement as a nominee and to serving as a Director if elected); and (ii) as to the shareholder giving the notice (A) the name and address, as they appear on the books of the Company, of such shareholder and (B) the class and number of shares of the Company’s capital stock that are beneficially owned by such shareholder.  At the request of the Board of Directors, any person nominated by the Board of Directors for election as a Director shall furnish to the Executive Vice President of the Company that information required to be set forth in a shareholder’s notice of nomination which pertains to the nominee.  No person shall be eligible for election as a Director of the Company unless nominated in accordance with the applicable provisions of the Company’s Bylaws.

Code of Ethics

The Company has adopted a Code of Ethics applicable to our Chief Executive Officer and Principal Financial Officer.  This Code of Ethics is posted on our website at www.healthdiscoverycorp.com.  The Code of Ethics is also available without charge upon request directed to Investor Relations, Health Discovery Corporation, 2 East Bryan Street, Suite 502, Savannah, GA  31401.  The Company intends to disclose amendments or waivers of the Code of Ethics required to be disclosed by posting such information on its website.

Summary Compensation Table

The following table sets forth various elements of compensation for our named executive officers for each of the last two fiscal years:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)		All Other Compensation ($)		Total

Stephen D. Barnhill, M.D.	2009	$300,000	$8,508	$—	(1)	$31,855	(2)	$340,363

Chief Executive Officer	2008	$300,000	$50,000	$172,485	(1)	$38,291	(2)	$560,776

R. Scott Tobin	2009	$84,461	—	$175,331	(1)	$8,752	(2)	$268,544

Former President & General Counsel (3)	2008	—	—	—		—		—

(1)	See Note I –Stock Compensation, to the Company’s Financial Statements for the fiscal year ended December 31, 2009 for disclosure of assumptions made in the valuation of options.

(2)	Represents health insurance premiums and reimbursed healthcare costs.

(3)	Mr. Tobin’s employment with the Company was terminated effective October 9, 2010.

Employment Agreements

Dr. Stephen D. Barnhill

On August 15, 2008, the Company entered into an employment agreement with Dr. Stephen D. Barnhill for his employment as Chief Executive Officer.   The employment agreement has a term of two years.  Under the terms of the employment agreement, Dr. Barnhill received a one-time retention signing bonus of $50,000 and his annual base salary is $300,000.  Dr. Barnhill will also be eligible to receive a cash bonus equal to 10% of the Company’s revenue received during the term of the employment agreement; but such cash bonus cannot exceed 300% of his annual base salary.  Dr. Barnhill was also granted an option to purchase an aggregate of 6,000,000 shares of the Company’s Common Stock at an exercise price of $0.08; 5,000,000 of which have vested with the remaining 1,000,000 vesting upon the Company’s Common Stock achieving a minimum share price.  Dr. Barnhill is eligible to be reimbursed monthly for reasonable and necessary business expenses and to receive health insurance benefits and other benefits maintained by us for our executives.  Dr. Barnhill will be entitled to twenty paid vacation days during the calendar year.  If Dr. Barnhill’s employment is terminated for Cause, as that term is defined in the employment agreement, or if Dr. Barnhill terminates the employment agreement for Good Reason, as that term is defined in the employment agreement, then Dr. Barnhill will receive as severance the amount of his base salary for the remainder of the term and an amount equal to the actual cost of ninety days of his COBRA premium payments.  If the employment agreement is terminated for any other reason than for Cause or for Good Reason, Dr. Barnhill is not eligible to receive severance.  The employment agreement also generally provides that Dr. Barnhill will keep confidential information confidential and that he will not compete with us in our business nor solicit our customers or employees for a period of 12 months following termination of employment. The Compensation Committee of the Board of Directors is in discussion with Dr. Barnhill about entering into a new employment agreement.

R. Scott Tobin

We entered into an employment agreement with Mr. R. Scott Tobin  effective April 15, 2009. The employment agreement has an initial term of eighteen (18) months, beginning April 15, 2009, and will automatically renew and continue for successive twelve (12) month periods unless otherwise terminated.   Mr. Tobin will receive an annual base salary of $120,000 and will also be eligible to receive a bonus, which may be paid in cash, stock, enhanced employee benefits or a combination thereof as determined by the Company, of up to one hundred percent (100%) of his salary, based on objectives jointly determined by Mr. Tobin and the Chairman and CEO.   Mr. Tobin was also granted an option to purchase an aggregate of 4,500,000 shares of the Company’s Common Stock at an exercise price of $0.08, which vest over an eighteen (18) month period, and with respect to a portion of the options, the Company attaining certain performance metrics, since achieved.  Mr. Tobin is eligible to receive health insurance benefits and other benefits maintained by us for our executives.   If Mr. Tobin’s employment is terminated without Cause, as defined in the employment agreement, or if Mr. Tobin terminates the employment agreement for Good Reason, as defined in the employment agreement, then Mr. Tobin will receive as severance (i) the maximum incentive bonus he would have received had he remained employed by the Company the later of the entire calendar year in which the termination occurs or the end of the term, (ii) the amount of his base salary for the remainder of the term of the agreement plus ninety (90) days, and (iii) an amount equal to the actual cost of ninety (90) days of his COBRA premium payments.  If the employment agreement is otherwise terminated, Mr. Tobin is not eligible to receive severance, and will only receive his base salary accrued up to the effective date of the termination, any unpaid earned and accrued incentive bonus, payment for accrued and unused vacation, and reimbursement of expenses, if any.  The employment agreement also generally provides that Mr. Tobin will keep confidential information confidential and that he will not compete with us in our business nor solicit our customers or employees for a period of twelve (12) months following termination of employment.

On July 13, 2010, Mr. Tobin was informed by the two independent members of the Board of Directors that the Company agreed not to renew his employment agreement when it expired on October 15, 2010. On August 9, 2010, Mr. Tobin stepped down from his day-to-day management responsibilities, while remaining on Board of Directors. On October 2, 2010, Mr. Tobin executed a release agreement which formally terminated his employment with the Company effective October 9, 2010. Pursuant to the release agreement, the Company has agreed (i) to pay Mr. Tobin $271,931.07, (ii) to extend the exercise period of 4,500,000 vested options until January 15, 2012, and (iii) to allow Mr. Tobin to pay with a portion of his HDC shares up to $170,000 related to any option conversion tax liability. The Company expects to incur an expense of $127,164 in the fourth quarter relating to the release agreement. Mr. Tobin has further agreed that for a period of three years, he will not (i) solicit proxies or consents to vote any securities of HDC, (ii) engage in short selling the common stock of HDC, (iii) act alone or in concert with others to seek to control or influence the management, board of directors or policies of HDC, and (iv) cooperate with any party seeking to do any of the foregoing.

John A. Norris

On September 15, 2009, HDC employed Mr. John A. Norris for his employment as Chief Operating Officer.  Upon the appointment of Mr. Gallagher to serve as the Chief Operating Officer of the Company on October 20, 2010, Mr. Norris was appointed Senior Vice President, Chief Regulatory and Technology Officer.

Thomas L. Gallagher

Effective November 29, 2009, HDC employed Mr. Thomas L. Gallagher as Executive Vice President and Managing Director, Global IP Strategies.  On October 26, 2010, Mr. Gallagher was appointed President, Chief Operating Officer and General Counsel of the Company. For 2010, Mr. Gallagher receives a monthly salary of $10,000 and is eligible for a bonus of 100% of his salary. In connection with his appointment as President and Chief Operating Officer, Mr. Gallagher was granted an option to purchase 2,500,000 shares of Common Stock at an exercise price of $0.19 per share.

Herbert A. Fritsche, Ph.D.

On September 1, 2010, the Company entered into a two-year employment agreement with Herbert A. Fristche, Ph.D. pursuant  to which Dr. Fristche will serve as Senior Vice President, Chief Science Officer. Under the employment agreement, the Company will pay Dr. Fristche an annual salary of $250,000. Dr. Fristche will also be entitled to participate in a mutually acceptable equity and bonus program.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price	Option Expiration Date
Stephen Barnhill, M.D.	3,000,000	3,000,000	(1)	$0.08	August 15, 2018
R. Scott Tobin	1,000,000	3,500,000	(2)	$0.08	April 29, 2019

(1) 2,000,000 options granted to Dr. Barnhill which were unexercisable at December 31, 2009 are currently exercisable.

(2) All 4,500,000 options granted to Mr. Tobin are currently exercisable and the expiration date was changed to January 15, 2012.

Director Compensation for Last Fiscal Year

Outside directors are paid $1.00 each year.  Each outside director was awarded options to purchase shares of the Company’s Common Stock in 2009 as described below.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	Total ($)
Stephen D. Barnhill, M.D.	$0.00	$0.00	$0.00
R. Scott Tobin	$0.00	$0.00	$0.00
Michael Hanbury, M.D. (1)	$1.00	$28,400	$28,401
Joseph McKenzie, D.V.M. (2)	$1.00	$21,206	$21,207

(1)	1,500,000 warrants granted in 2008. 750,000 remain outstanding as of November 30, 2010, and 750,000 were forfeited upon Dr. Hanbury’s resignation from the Board of Directors.
(2)	500,000 options granted in 2009 remain outstanding as of November 30, 2010.

On February 26, 2010, Mr. D. Paul Graham was granted an option to purchase 1,500,000 shares of common stock at an exercise price of $0.26 per share.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND
RELATED STOCKHOLDER MATTERS

The following table sets forth information concerning the beneficial ownership of our Common Stock as of December 10, 2010 by (i) each of our directors, (ii) each of our executive officers, (iii) each person who is known to us to be the beneficial owner of more than five percent of our Common Stock, and (iv) all of our executive officers and directors as a group.  At December 10, 2010, there were 229,475,747 shares of Common Stock outstanding and 18,777,675 shares of Series B Preferred Stock outstanding.  At December 10, 2010 there were no shares of Series A Preferred Stock outstanding. Unless otherwise noted, the address of each beneficial owner below is 2 East Bryan Street, Suite 502, Savannah, Georgia 31401.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner		Percent of Class (1)
Stephen D. Barnhill, M.D., Chairman, Chief Executive Officer and Director	24,855,722	(2)	10.6%
Thomas L. Gallagher, President, Chief Operating Officer and General Counsel	2,500,000	(3)	1.1%
D. Paul Graham, Director	250,000	(4)	*
Curtis G. Anderson, Director	7,100,788		3.1%
Joseph McKenzie, D.V.M., Director	6,056,225	(5)	2.6%
William F. Quirk, Jr. 10 Walter Witch Crossing Savannah, Georgia 31411	32,759,126	(6)	13.6%
Prime Mover Capital Partners, L.P. 767 Third Avenue 16th Floor New York, New York 10017	17,088,606	(7)	7.2%
All executive officers and directors as a group (9 persons)	40,762,735	(8)	17.2%

*	Less than 1%
(1)
The percentage assumes the exercise by the stockholder or group named in each row of all options or warrants for the purchase of our Common Stock held by such stockholder or group and exercisable within 60 days as of December 9, 2010.

(2)	Includes 5,000,000 currently exercisable options. The shares are held by The Barnhill Group LLC, which is wholly owned by Dr. Barnhill.
(3)	Consists of currently exercisable options.
(4)	Consists of currently exercisable options
(5) (6) (7) (8)
Includes 500,000 currently exercisable options.
Includes 11, 000,000 currently exercisable warrants.
Includes 6,875,000 currently exercisable warrants.
None of the executive officers that are not listed above currently own any shares or options that are exercisable within 60 days of December 9, 2010. Management anticipates that the Board of Directors will adopt an equity incentive plan in which these executive officers will participate.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

On June 30, 2009, we issued a promissory note for $500,000 to Joseph McKenzie, a director and long term shareholder.  The promissory note contained an 8% annual interest rate and was due on January 4, 2010.  The promissory note was secured by certain intellectual property and other assets of the Company.  The proceeds from the promissory note were used for general working capital purposes.  This short term debt financing was intended to serve as a bridge to anticipated future licensing revenues in a manner which is not dilutive to shareholders.  On November 11, 2009, the Company paid in full the outstanding balance of $500,000, with a total payment, including interest, of $514,437, thus eliminating this debt and any collateral obligations on the Company’s intellectual property or other assets.

The Company has adopted the independence standards promulgated by the New York Stock Exchange and has made a determination that, as of March 30, 2010, the following directors are independent according to those standards:  Curtis G. Anderson, D. Paul Graham, and Joseph McKenzie, D.V.M.

DESCRIPTION OF CAPITAL STOCK

The following information concerning our capital stock summarizes certain provisions of our Articles of Incorporation, commonly referred to as our Charter, and Bylaws, as well as certain statutes regulating the rights of holders of our common stock. The information does not purport to be a complete description of such matters and is qualified in all respects by the provisions of the Charter, the Bylaws and the Georgia Business Corporation Code.

Common Stock

General.    We are authorized to issue 300,000,000 shares of common stock, no par value.  As of December 10, 2010, there were 229,475,747 shares of common stock outstanding. Holders of the common stock are entitled to one vote per share for the election of directors and on all other matters submitted to a vote of shareholders. Subject to any preferences for preferred shares then outstanding, they are also entitled to dividends declared by the directors out of funds legally available for payment of dividends. Holders of the common stock do not have any cumulative voting rights or any preemptive or similar rights.

Assessment and Redemption.    The shares of common stock presently outstanding are, and the shares that will be issued in connection with this offering will be, fully paid and non-assessable. There is no provision for redemption or conversion of our common stock.

Liquidation Rights.    In the event of our liquidation, dissolution or winding up, whether voluntarily or involuntarily, the holders of our common stock (and the holders of any class or series of preferred stock entitled to participate with our common stock in the distribution of assets) will be entitled to share ratably in any of the net assets or funds which are available for distribution to shareholders, after the satisfaction of all liabilities or after adequate provision is made therefor and after distribution to holders of any class of stock having preference over our common stock in the case of liquidation.

Our Transfer Agent is Corporate Stock Transfer, 3200 Cherry Creek Drive South, Denver, Colorado 80209; telephone (303) 282-4800.

Preferred Stock

We are authorized to issue 30,000,000 shares of preferred stock.  The Board of Directors has the authority to issue classes or series of preferred stock in the future having designations, rights, preferences and relative, participating, option or other special rights of the shares of each such class or series, including such things as voting rights, dividend rights, redemption rights, and other restrictions and features.  In November of 2007, the Company issued 7,437,184 shares of Series A Preferred Stock in a conversion of $594,975 of secured debt to equity.  On November 4, 2009, as a result of the trading value of the Common Stock exceeding $0.12 per share for a period of 30 consecutive calendar days, all shares of Series A Preferred Stock converted by its terms into 7,437,184 shares of Common Stock.

        During the first quarter of 2009 the Board of Directors authorized the designation of Series B Preferred Stock. The number of shares originally constituting the Series B Preferred Stock was 13,750,000, however, during the fourth quarter of 2009 the Board of Directors authorized the increase in the number of shares constituting the Series B Preferred Stock to 20,625,000. The Company sold to individual investors a total of 19,402,675 shares of Series B Preferred Stock for $1,490,015, net of associated expenses, in 2009.  The Series B Preferred Stock has not been registered under either federal or state securities laws and must be held until a registration statement covering such securities is declared effective by the Securities and Exchange Commission or an applicable exemption applies.

The Series B Preferred Stock may be converted into Common Stock of the Company at the option of the holder, without the payment of additional consideration by the holder, so long as the Company has a sufficient number of authorized shares to allow for the exercise of all of its outstanding warrants and options. The Shares of Series B Preferred Stock must be converted into Common Stock of the Company upon the demand by the Company after the fifth anniversary of the date of issuance.

The Series B Preferred Stock  accrues dividends at the rate of 10% of the Series B Original Issue Price per year, which shall be satisfied by the fifth anniversary of the issuance of such shares of the Series B Preferred Stock (the “Original Issue Date”) by the Company’s issuance of the number of shares of Common Stock equal to such accrued dividends divided by the average closing price of the Company’s Common Stock as reported on the Over-the-Counter-Bulletin Board or other exchange on which the Company’s Common Stock trades during the prior ten business days or by the payment of cash, as the Company may determine in its sole discretion. Dividends related to this requirement in the amount of $156,120 have been accrued for the Series B Preferred stock as of September 30, 2010.

Subject to the limitations set forth in the Amended and Restated Articles of Amendment to Articles of Incorporation and applicable law, as long as the Series B Preferred Stock remain outstanding, the Company pay the holders of the Series B Preferred Stock a special dividend equal to 15% of Company Net Revenue collected beginning with the Original Issue Date and ending on the date the Series B Preferred Stock cease to be outstanding (the “Cash Bonus”).  Company Net Revenue will include, but not be limited to, revenue derived from development fees, license fees and royalties paid to the Company and revenue collected as a result of the sale of any asset of the Company or distributions from SVM Capital, LLC (each a “Revenue Contract”), reduced by the amount of any out-of-pocket costs or expenses that are directly related to obtaining, negotiating or documenting the Revenue Contracts and the performance of such Revenue Contracts, but shall not include the proceeds of any capital infusions from the exercise of outstanding options or warrants or as a result of any capital raise undertaken by the Company.  At any time following the Original Issue Date, the Company may satisfy the special dividend right in its entirety if the aggregate payments made to the Series B Holders are equal to that value which provides an internal annual rate of return of twenty percent (20%) on the Series B Preferred Stock.  The maximum Cash Bonus to be paid each year shall be the aggregate Series B Original Issue Price, and no amounts in excess of such amount shall accrue or carry-over to subsequent years.

No dividend payment will be made if, after the payment of such dividend, the Company would not be able to pay its debts as they become due in the usual course of business, or the Company’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved, to satisfy the preferential rights upon the dissolution to shareholders whose preferential rights are superior to those receiving the dividend.

Any amendment to the Charter authorizing an increase in the number of authorized shares of preferred stock will require the prior approval of the holders of a majority of our common stock, Series A Preferred Stock, and Series B Preferred Stock then issued and outstanding. Although we do not have any present plans to issue any additional preferred stock, the ownership and control of Health Discovery Corporation by the holders of our common stock and Series A Preferred Stock would be diluted if we were to issue additional preferred stock that had voting rights.

Private Placement Warrants

In connection with the 2007 private placement, the Company issued warrants to purchase 51,538,822 shares of restricted common stock at an exercise price of $0.19 (the “Tranche 2 Warrants”). Pursuant to the terms of the Tranche 2 Warrants, certain of the holders were obligated to exercise fifty percent of the Tranche 2 Warrants if the average of the last reported closing bid and asked prices on the Over-the-Counter Bulletin Board for the Company’s common stock was $0.24 for a period of thirty consecutive calendar days, which occurred on February 28, 2010, or forfeit the right to acquire those shares.  The Company exercised its call rights relating to certain of the Tranche 2 Warrants during the first quarter.  As a result, the holders of the Tranche 2 Warrants who received the Company’s call notice were obligated to purchase 14,731,217 shares of restricted common stock or forfeit an equal number of Tranche 2 Warrant shares.   The number of shares of common stock purchased relating to the call notice was 11,729,390 and 3,001,827 Warrants were forfeited.  The Company received $2,228,584 in gross proceeds from the purchase of the common stock related to the call provision.

On September 7, 2010, the warrants related to the 2007 private placement expired. As a result, 10,952,261 warrants, representing both the $0.14 and the $0.19 tranches, were exercised on or before September 7, 2010 resulting in proceeds of $1,654,436 to be delivered to the Company.

In addition to the warrant conversions described above, there were 6,875,000 warrants converted into shares as part of the settlement on July 27, 2010, with the lead purchaser in the 2007 Private Placement (“2007 Lead Purchaser”). Therefore, in addition to the warrants converted on or before September 7, 2010, 6,875,000 warrants were converted and $1,134,375 was credited to the 2007 Lead Purchaser in order to cover the aggregate price of the warrants.

Warrants exercised from January 1, 2010 through November 30, 2010 that were exercised independent of the Tranche 2 Warrant call and the 2007 Private Placement warrant expiration totaled 4,831,250 warrant shares with proceeds to the Company of $834,938.

Certain Takeover Considerations

If the Company were to pursue a merger or share exchange of the Company with or into any other corporation, or any sale, lease, exchange or other disposition of all or substantially all of the assets of the Company to any other corporation, person or other entity, the Articles of Incorporation of the Company require that the Board of Directors recommend the plan of merger, plan of conversion or share exchange to the shareholders, unless the Board of Directors elects, because of conflict of interest or other special circumstances, to make no recommendation to the shareholder, and that two-thirds of all of the votes entitled to be cast on the plan approve such plan.

Change in Number of Directors.  Our bylaws provide that any change in the number of directors requires the affirmative vote of at least a majority of the entire Board of Directors or the affirmative vote of the holders of at least a majority of the outstanding shares of common stock.

LEGAL MATTERS

Certain legal matters in connection with this offering have been passed upon for us by Fowler White Boggs, P.A.

EXPERTS

The balance sheets as of December 31, 2009 and 2008 and the related statements of operations, changes in stockholders’ equity, and cash flows for the years then ended in this prospectus and registration statement have been audited by Hancock Askew & Co., LLP, independent registered public accounting firm, as stated in their report thereon included herein, and are included in reliance upon such report given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

HEALTH DISCOVERY CORPORATION	1
PROSPECTUS SUMMARY	1
RISK FACTORS	3
USE OF PROCEEDS	13
PRICE RANGE OF COMMON STOCK AND DIVIDENDS	13
SELLING SHAREHOLDERS	14
PLAN OF DISTRIBUTION	15
BUSINESS	16
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	36
DIRECTORS AND EXECUTIVE OFFICERS	48
DESCRIPTION OF CAPITAL STOCK	56
LEGAL MATTERS	58
EXPERTS	58
WHERE YOU CAN FIND MORE INFORMATION	58
INDEX TO FINANCIAL STATEMENTS	60

We file reports, proxy statements and other information with the SEC pursuant to the information requirements of the Securities Exchange Act of 1934. You can read and copy these reports, proxy statements and other information concerning us at the SEC’s Public Reference Room at 100 F Street, N.E, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. You can review our electronically filed reports, proxy and information statements on the SEC’s Internet site at http://www.sec.gov.

We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to our common stock issuable upon the exercise of warrants offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Certain items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to our company and our common stock, reference is made to the registration statement and the exhibits and any schedules filed with the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other documents filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. You can obtain a copy of the full registration statement, including the exhibits and schedules thereto, from the SEC as indicated above.

Hancock Askew & Co LLP
100 Riverview Drive
Savannah, GA 31404

Report of Independent Registered Public Accounting Firm

Board of Directors
Health Discovery Corporation
Savannah, Georgia

We have audited the accompanying balance sheets of Health Discovery Corporation as of December 31, 2009 and 2008, the related statements of operations, changes in stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2009.  These financial statements are the responsibility of the management of Health Discovery Corporation.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we expressed no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Health Discovery Corporation as of December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/ Hancock Askew & Co., LLP

Savannah, Georgia
March 30, 2010

HEALTH DISCOVERY CORPORATION

Balance Sheets

December 31, 2009 and 2008

Assets
	2009	2008

Current Assets
Cash	$2,328,912	325,887
Certificates of Deposit	622,358	-
Accounts Receivable	112,500	112,500
Prepaid Expense and Other Current Assets	15,569	34,355

Total Current Assets	3,079,339	472,742

Equipment, Less Accumulated Depreciation of $19,251 and $25,947	24,667	14,888

Other Assets
Deferred Charges	10,336	-
Patents, Less Accumulated Amortization of $1,468,412 and $1,205,693	2,517,382	2,780,101

Total Assets	$5,631,724	3,267,731

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts Payable – Trade	$570,837	220,972
Accrued Liabilities	214,122	245,742
Deferred Revenue	39,375	57,153

Total Current Liabilities	824,334	523,867

Deferred Revenue – Long Term	504,560	396,562

Dividends Payable	14,993	-
Total Liabilities	1,343,887	920,429

Commitments and Contingencies

Stockholders’ Equity
Series A Preferred Stock, Convertible, Stated Value of $0.08 per Share,
7,437,184 Authorized, Issued and Outstanding 0 and 7,437,184 respectively	-	594,975
Series B Preferred Stock, Convertible, 20,625,000 Shares Authorized, Issued
and Outstanding 19,402,675 and 0 Shares, respectively	1,490,015	-
Common Stock, No Par Value, 300,000,000 Shares Authorized,
Issued and Outstanding 194,462,847 and 169,522,590 Shares, respectively	18,807,239	15,744,873
Accumulated Deficit	(16,009,417)	(13,992,546)

Total Stockholders' Equity	4,287,837	2,347,302

Total Liabilities and Stockholders' Equity	$5,631,724	3,267,731

See accompanying notes to financial statements.

HEALTH DISCOVERY CORPORATION

Statements of Operations

For the Years Ended December 31, 2009 and 2008

	2009	2008

Revenues
Licensing and Development	$61,803	65,731

Expenses:
Amortization	262,719	262,719
Professional and Consulting Fees	406,786	757,748
Compensation	939,029	745,918
Other General and Administrative Expenses	461,257	484,806
Total Expenses	2,069,791	2,251,191
Net Loss from Operations	(2,007,988)	(2,185,460)

Other Income (Expense):
Interest Income	6,393	39,160
Interest Expense	(15,276)	(1,161)
Total Other Income (Expense)	(8,883)	37,999
Net Loss	$(2,016,871)	(2,147,461)

Preferred stock dividends	14,993	-

Loss attributable to common shareholders (Basic and Diluted)	$(2,031,864)	(2,147,461)

Weighted Average Outstanding Shares (Basic and Diluted)	173,418,302	169,165,786

Loss Per Share (Basic and Diluted)	$(.01)	(.01)

See accompanying notes to financial statements.

HEALTH DISCOVERY CORPORATION
Statements of Changes in Stockholders’ Equity

For the Year Ended December 31, 2009 and 2008

	Issued and Outstanding
	A Preferred Shares	B Preferred Shares	Common Shares	A Preferred Amount	B Preferred Amount	Common Amount	Accumulated Deficit	Total Stockholders' Equity
Balance – January 1, 2008	7,437,184	-	169,007,206	$594,975	$-	$15,390,609	$(11,845,085)	$4,140,499
Shares issued pursuant to the terms of the Securities Purchase Agreement for no additional consideration	-		515,384	-	-	36,077	-	36,077
Share-based Compensation and Expense	-		-	-	-	318,187	-	318,187

Net Loss	-		-	-	-	-	(2,147,461)	(2,147,461)

Balance - December 31, 2008	7,437,184	-	169,522,590	$594,975	$-	$15,744,873	$(13,992,546)	$2,347,302
Shares issued pursuant upon the exercise of warrants			17,503,073	-	-	2,450,430	-	2,450,430
Stock issued in connection with sales of Series B Preferred Stock	-	19,402,675			1,490,015			1,490,015
Share-based Compensation and Expense	-		-	-	-	31,954	-	31,954
Series A Preferred Stock Exchanged for Common Stock	(7,437,184)		7,437,184	(594,975)	-	594,975	-	-
Series B Preferred Stock Dividends						(14,993)		(14,993)

Net Loss	-		-	-	-	-	(2,016,871)	(2,016,871)

Balance - December 31, 2009	-	19,402,675	194,462,847	$-	1,490,015	$18,807,239	$(16,009,417)	$4,287,837

See accompanying notes to financial statements.

HEALTH DISCOVERY CORPORATION
Statements of Cash Flows

For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash Flows From Operating Activities:
Net Loss	$(2,016,871)	$(2,147,461)
Adjustments to Reconcile Net Loss to Net Cash
Used by Operating Activities:
Stock Issued Pursuant to Shareholder Agreement	-	36,077
Share-based Compensation and Expense	31,954	318,187
Depreciation and Amortization	269,062	268,147

Changes in Assets and Liabilities:
Decrease (Increase) in Accounts Receivable	-	112,500
(Increase) Decrease in Prepaid Expense & Other Assets	8,448	(526)
Increase (Decrease)in Accounts Payable – Trade	349,865	159,799
(Decrease) Increase in Deferred Revenue	90,220	(62,708)
(Decrease) Increase in Accrued Liabilities	(31,618)	6,153

Net Cash Used by Operating Activities	(1,298,940)	(1,309,832)

Cash Flows From Investing Activities:
Purchase of Equipment	(16,122)	(12,720)
Purchase of Certificates of Deposits	(622,358)	-

Net Cash Used by Investing Activities	(638,480)	(12,720)

Cash Flows From Financing Activities:
Proceeds from Related Party Note Payable	500,000	-
Repayment of Related Party Note Payable	(500,000)	-
Proceeds from Warrant Exercise	2,450,430	-
Proceeds from Issuance of Preferred B Stock	1,490,015	-

Net Cash Provided by Financing Activities	3,940,445	-

Net Increase (Decrease) in Cash	2,003,025	(1,322,552)

Cash, at Beginning of Period	325,887	1,648,439

Cash, at End of Period	$2,328,912	$325,887

Supplemental Disclosures of Cash Flow Information:
Cash Paid for Interest	$15,276	$1,161

See accompanying notes to financial statements.

HEALTH DISCOVERY CORPORATION

Notes to Financial Statements

Note A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Health Discovery Corporation (the “Company”) is a biotechnology-oriented company that has acquired patents and has patent pending applications for certain machine learning tools, primarily pattern recognition techniques using advanced mathematical algorithms to analyze large amounts of data thereby uncovering patterns that might otherwise be undetectable.  Such machine learning tools are currently in use for diagnostics and drug discovery, but are also marketed for other applications.  The Company licenses the use of its patented protected technology and may provide services to develop specific learning tools under development agreements or to sell to third parties.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Accordingly, actual results could differ from those estimates.  Significant estimates that are particularly susceptible to change in the near-term include the valuation of share-based compensation and consideration for services and the recoverability of the patents.

RECLASSIFICATIONS

Certain amounts from 2008 have been reclassified to conform to the presentation used in 2009.  Items previously classified as cost of revenues have been reclassified to operating expenses.

REVENUE RECOGNITION

Revenue is generated through the sale or license of patented technology and processes and from services provided through development agreements.  These arrangements are generally governed by contracts that dictate responsibilities and payment terms.  The Company recognizes revenues as they are earned over the duration of a license agreement or upon the sale of any owned patent once all contractual obligations have been fulfilled.  Revenue is recognized under development agreements in the period the services are performed.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and monies invested in overnight funds with financial institutions.

ACCOUNTS RECEIVABLE

Trade accounts receivable for licensing fees and development services are recorded at net contract value based upon the written agreement with the customer. In certain cases, accounts receivable may include royalties receivable from customers based upon those customers estimated sales of the products or diagnostic tests containing patented processes and technologies. The Company considers amounts past due based on the related terms of the agreement and reviews its exposure to amounts receivable based upon collection history and specific customer credit analysis.  The Company provides an allowance for doubtful amounts if collectability is no longer reasonably assured.  As of December 31, 2009 and 2008, all amounts receivable were from a single customer and considered fully collectable.

PROPERTY AND EQUIPMENT

Property and equipment, which consists of office furniture, computer equipment and leasehold improvements, are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is shorter.

HEALTH DISCOVERY CORPORATION
Notes to Financial Statements, continued

Note A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

PATENTS

Initial costs paid to purchase patents are capitalized and amortized using the straight line method over the remaining life of the patent. The Company capitalizes the external and in-house legal costs and filing fees associated with obtaining patents on its new discoveries and amortizes these costs using the straight-line method over the shorter of the legal life of the patent or its economic life, generally 17 years, beginning on the date the patent is issued.  If the applied for patents are abandoned or are not issued, the Company will expense the capitalized costs to date in the period of abandonment or earlier if abandonment appears probable.  The carrying value of patents is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. As of December 31, 2009, the Company does not believe there has been any impairment of its intangible assets.

INVESTMENTS

The Company uses the equity method to account for its equity investments in ventures for which it has 50% or less ownership and the ability to exercise significant influence over operating and financial policies, but does not control. The Company uses the cost method to account for its investments in companies that it does not control and for which it does not have the ability to exercise significant influence over operating and financial policies.

INCOME TAXES

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for future tax benefits and expenses or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income for the years in which those temporary differences are expected to be recovered or settled.

In the event the future tax consequences of differences between the financial reporting bases and tax bases of the Company’s assets and liabilities result in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such assets is made. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the reality of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategies.

STOCK-BASED COMPENSATION

Stock-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as expense over the requisite service period.

Valuation and Amortization Method – The fair value awards of stock which do not contain a market condition target are estimated on the grant date using the Black-Scholes option-pricing model. The fair value of options which contain a market condition, such as a specified hurdle price, is estimated on the grant date using a probability weighted fair value model similar to a lattice valuation model.  Both the Black-Scholes and the probability weighted valuation models require assumptions and estimates to determine expected volatility, expected life, expected dividend yield and expected risk-free interest rates.

Expected Term – The expected term of the award represents the period that the Company’s stock-based awards are expected to be outstanding and was determined based on historical experience, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior.  Given the lack of historical data and early-stage nature of the Company's operations, the expected term is estimated as the contractual term.

Expected Volatility – Volatility is a measure of the amounts by which a financial variable such as stock price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company uses the historical volatility, employing prior period equivalent to the expected term to estimate expected volatility.

HEALTH DISCOVERY CORPORATION
Notes to Financial Statements, continued

Note A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Risk-Free Interest Rate – The Company bases the risk-free interest rate used in the Black-Scholes valuation method on the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term equivalent to the expected term of a stock award.

RESEARCH AND DEVELOPMENT EXPENSE

The Company’s past research and development costs have been minimal due to the unique relationships we have maintained with the members of our scientific team and their institutions.  Our total R&D costs have consisted primarily of the consultant fees paid to members of our scientific advisory board. The consultant fees consisted of $13,697 for 2009 and $14,160 for 2008.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, accounts receivable, accounts payable and accrued expenses.  The Company considers the carrying values of its financial instruments in the financial statements to approximate their fair value due to the short term nature of such items.

NET LOSS PER SHARE

Basic Earnings Per Share (“EPS”) includes no dilution and is computed by dividing income or loss available to common shareholders by the weighted average number of common shares outstanding for the period.  Diluted EPS reflects the potential dilution of securities that could share in the earnings or losses of the entity. Due to the net loss in all periods presented, the calculation of diluted per share amounts would cause an anti-dilutive result and therefore is not presented. Potentially dilutive shares at December 31, 2009 and 2008 include options and warrants outstanding of 100,615,177 and 128,777,644 at December 31, 2009 and 2008, respectively.

CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash balances at financial institutions that are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000 per account.  From time-to-time, the Company’s cash balances exceed the amount insured by the FDIC.  Management believes the risk of loss of cash balances in excess of the insured limit to be low.

NEW ACCOUNTING PRONOUNCEMENTS

ASC Topic 105 incorporates the July 2009, FASB issuance of SFAS No. 168, Codification and the Hierarchy of Generally Accepted Accounting Principles, which establishes the FASB Accounting Standards Codification (the “Codification” or “ASC”) and supersedes all existing accounting standards as the single source of authoritative non-governmental U.S. GAAP.  All other accounting literature not included in the Codification is considered non-authoritative, except for additional authoritative rules and interpretive releases of the SEC and applicable only to SEC registrants.  The Codification is organized by topic, subtopic, section, and paragraph, each of which is identified by a numerical designation.  This statement applied beginning in the third quarter 2009.  All accounting references have been updated, and therefore SFAS references have been replaced with ASC references.

In November 2008, the FASB issued Codification No. 323, Equity Method Investment Accounting Considerations ("ASC 323"). ASC 323 clarifies accounting for certain transactions and impairment considerations involving the equity method, including initial measurement, decrease in investment value and change in level of ownership or degree of influence. ASC 323 is effective on a prospective basis for fiscal years beginning on or after December 15, 2008. We adopted ASC 323 on January 1, 2009, and the adoption did not have an impact on our financial statements.

In June 2009, the FASB issued ASC 810, Consolidations, to improve financial reporting by enterprises involved with variable interest entities by addressing (1) the  elimination of the qualifying special-purpose entity concept  and (2) constituent concerns about the application of  accounting and disclosures which do not provide timely and useful information about an enterprise’s involvement in a variable interest entity. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2009, with earlier adoption prohibited. We are currently assessing the potential impacts, if any, on our consolidated financial statements.

HEALTH DISCOVERY CORPORATION

Notes to Financial Statements, continued

Deferred revenue represents the unearned portion of payments received in advance for licensing or service agreements.

The Company received $150,000 in cash in February 2009 in connection with two licensing agreements completed in the first quarter of 2009. Deferred revenue of $150,000 was recorded and will be recognized as income over the estimated remaining term of the underlying patents of approximately 15 years, subject to the terms of the license agreement.

The Company treats the incremental direct cost of revenue arrangements, which consists principally of employee bonuses, as deferred charges and such incremental direct costs are amortized to expense using the straight-line method over the same term, subject to the terms of the license agreement.

The Company had total unearned revenue of $543,935 as of December 31, 2009. The long term portion of unearned revenue represents the remaining term of the agreements or the remaining lives of the underlying patents, as appropriate, and ranges from one to sixteen years.

The expected future annual recognition of revenue is as follows:

For the Year Ending December 31,

2010	$39,375
2011	39,375
2012	39,375
2013	39,375
2014	39,375
Thereafter	347,060
Total expected future annual amortization	$543,935

Note C – PATENTS

The Company has acquired a group of patents related to biotechnology and certain machine learning tools used for diagnostic and drug discovery.

The cost and accumulated amortization for 2009 and 2008 are as follows:

	2009	2008
Cost of Patents	$3,985,794	$3,985,794
Accumulated Amortization	(1,468,412)	(1,205,693)
Patents, net of Amortization	$2,517,382	$2,780,101

Amortization charged to operations for each of the years ended December 31, 2009 and 2008 was $262,719.  The weighted average amortization period for patents is 14 years.  Estimated amortization expense for the next five years is $262,719 per year.

Note D – INVESTMENTS

 At December 31, 2009 the Company had certificates of deposit at a financial institution with maturities ranging from 3 months to 9 months.  These certificates of deposits bear interest at rates from 1.00% to 1.39%.  The fair value of the certificates of deposit approximate the carrying value due to the short maturity on the investment and comparison to similar instructions.

HEALTH DISCOVERY CORPORATION

Notes to Financial Statements, continued

Note D – INVESTMENTS- continued

On March 27, 2007, the Company and an investment partner formed SVM Capital LLC as an equity investment for purposes of utilizing SVMs as a quantitative investment management technique.  The Company owns 45% of the membership interest and has significant influence with the operation of the entity but does not have control over the entity and is not considered the primary beneficiary.  Accordingly, the investment is accounted for using the equity method of accounting.  The Company’s initial investment was $5,000 and the license to use the SVM technology applied to financial markets.  The carrying value of this investment was zero as of December 31, 2009 and December 31, 2008.

In August 2008, pursuant to a license agreement, as amended, we contributed a license to Smart Personalized Medicine, LLC (“SPM”) in return for a 20% equity interest.  SPM is a company founded by a former director and current senior advisor to attempt to develop a breast cancer prognostic test using our SVM technology in collaboration with a prominent cancer research hospital. There was no financial activity in this entity in 2008 or 2009.  In March 2010, the Company announced a deal with Quest Diagnostics and SPM to develop breast cancer products.  See Note L for additional detail regarding the transaction with Quest Diagnostics.  With respect to SPM revenues received unrelated to the arrangement with Quest Diagnostics, we will receive a per test royalty up to 7.5% based on net proceeds received from the sale of the new breast cancer prognostic test.   The Company has no contractual obligation to provide any funds to this venture.   The net value of the investment was zero as of December 31, 2009 and December 31, 2008.

Note E – LICENSE FEES EXPENSE - LICENSE AGREEMENT

Effective September 26, 2004, the Company was assigned a patent license agreement with Lucent Technologies GRL Corporation (“Lucent”).  The patent license agreement was associated with the patents acquired July 30, 2004. The Company agreed to pay royalty fees to Lucent in the amount of the greater of an annual fee of $10,000 or at the rate of five percent (5%) on each licensed product which is sold, leased, or put into use by the Company, until cumulative royalties equal $40,000 and at the rate of one percent (1%) subsequently.  The license granted will continue for the entire unexpired term of Lucent’s patents.  During both 2009 and 2008, the Company paid  $10,000 in royalty fees to Lucent.

Note F – INCOME TAXES

The Company has incurred net losses since inception, and we have determined that it is more likely than not we will be unable to benefit in the future from the accumulated  net operating loss.  Consequently, we have not recorded any U.S. federal or state income tax expense or benefit.  We have no recorded income tax provision or benefit for the fiscal years ending December 31, 2009 or 2008.

The following items comprise the Company’s net deferred tax assets (liabilities) as of December 31, 2009 and 2008.

	2009	2008
Deferred tax assets:
Net operating loss carry-forward	$4,305,217	$3,655,365
Deferred revenue	184,938	154,263
Contributions	3,341	2,491
Depreciation and amortization	894	1,148
Warrants and options granted	272,026	560,136

Total	4,766,415	4,373,403
Less valuation allowance	(4,766,415)	(4,373,403)

Net deferred taxes	-	-

As of December 31, 2009, an increase in the valuation allowance of $393,013 has been recorded for the deferred tax asset, as management has determined that it is more likely than not that the deferred tax asset will not be realized.

HEALTH DISCOVERY CORPORATION

Notes to Financial Statements, continued

Note F – INCOME TAXES - continued

Total income tax expense (benefit) differed from the amounts computed by applying the U.S. Federal statutory tax rates to pre-tax loss for the fiscal years ending December 31, 2009 and 2008 as follows:

	2009	2008
Total expense (benefit) computed by:
Applying the U.S. Federal statutory rate	(34.0)%	(34.0)%
State income taxes, net of federal tax benefit	(3.0)	(3.0)
Valuation allowance	37.0	37.0
Effective tax rate (benefit)	-	-

The Company has unused net operating loss carry-forwards of approximately $12.6 million that are available to offset future income taxes payable. The net operating losses will expire beginning in 2021.

Based in its evaluation of tax positions, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements.  The Company’s evaluation was performed for all tax years which remain subject to examination and adjustment by major tax jurisdictions as of December 31, 2009.

Note G – NOTES PAYABLE AND CONVERTIBLE NOTES PAYABLE

On June 30, 2009, the Company issued a secured promissory note to a director of the Company in the amount of $500,000.  The note contained an 8% annual interest rate and was due on January 4, 2010.  The note was completely repayable by the Company at any time without any related fees or penalties.  The holder had the right to demand payment of the note upon certain Events of Default (as defined in the note).  The note was secured by certain intellectual property and other assets of the Company. On November 11, 2009, the Company paid in full the outstanding balance of this $500,000 secured promissory note with a total payment, including interest, of $514,437, thus eliminating all Company debt under the note and any collateral obligations on the Company's intellectual property or other assets.

Note H – COMMITMENTS

The Company is a party to a three year lease for the corporate office.  The Company currently pays $1,741 per month. The lease is considered an operating lease and terminates June 30, 2010.  Future lease payments under the term of the lease will be $10,446 in 2010.

Note I – STOCK COMPENSATION AND OTHER DERIVATIVE SECURITIES

Information about options and warrants outstanding for 2009 and 2008 is summarized below:

Number of Derivative Securities Issued	2009	Weighted Average Exercise Price	2008	Weighted Average Exercise Price
Outstanding beginning of year	128,777,644	$0.16	162,599,644	$0.17
Granted	5,000,000	$0.08	8,750,000	$0.08
Exercised	(17,503,073)	$0.14	0
Expired un-exercised	(15,659,394)	$0.15	(42,572,000)	$0.21
Outstanding end of the year	100,615,177	$0.16	128,777,644	$0.16
Exercisable December 31	92,615,177	$0.16	120,527,644	$0.16

HEALTH DISCOVERY CORPORATION

Notes to Financial Statements, continued

Note I – STOCK COMPENSATION AND OTHER DERIVATIVE SECURITIES, continued

December 31, 2009
Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (years)	Number Exercisable	Weighted Average Remaining Contractual Life (years) of Exercisable Warrants

$0.08	14,300,000	7.75	6,300,000	7.03
$0.13	2,500,000	2.0	2,500,000	2.0
$0.14	32,276,355	0.75	32,276,355	0.75
$0.19	51,538,822	0.75	51,538,822	0.75
Total	100,615,177	1.8	92,615,177	1.3

As of December 31, 2009, there was approximately $126,017 of unrecognized cost related to stock option and warrant grants.  The cost is to be recognized over the remaining vesting periods that average approximately 1 year.  The aggregate intrinsic value of all options and warrants outstanding and exercisable as of December 31, 2009 was $8,013,729.

In the first quarter of 2008, the Company fully vested a 1,500,000 warrant grant for a retiring director by accelerating the vesting of 375,000 warrant shares exercisable at $0.13.  A charge of $44,438 was recorded as directors’ fees.

In June 2008, a warrant to purchase 1,500,000 shares of Company common stock at an exercise price of $0.08, vesting over three years and expiring in six years, was issued by the Company to a new director.  The value of $85,200 has been charged as directors’ fees over the vesting period.   See Note L – Subsequent Events, regarding the forfeiture of a portion of the warrant shares.

The Company granted 1,250,000 options to an advisor during the third quarter of 2008.  The fair value of each option granted was $0.06 and was estimated on the date of grant using the Black-Scholes pricing model with the following assumptions: dividend yield at 0%, risk-free interest rate of 2.62%, an expected life of 5 years, and volatility of 98.61%.  The aggregate computed value of these options was $74,693, and this amount will be charged as expense over the two-year vesting period.

The Company entered into an award agreement on August 15, 2008 with the Chief Executive Officer granting 6,000,000 stock options.  The options vest in the following increments once both the service condition, indicated by the applicable Vesting Date, and the market condition, indicated by attaining the minimum share price for any 20 consecutive trading days, are satisfied.

Vesting Date	Minimum Share Price	Number of Options

August 15, 2008	$0.10	1,000,000

January 1, 2009	$0.15	2,000,000

January 1, 2010	$0.20	2,000,000

January 1, 2010	$0.25	1,000,000

HEALTH DISCOVERY CORPORATION

Notes to Financial Statements, continued

Note I – STOCK COMPENSATION AND OTHER DERIVATIVE SECURITIES, continued

The August 15, 2008, January 1, 2009 and January 1, 2010 conditions have been satisfied with respect to 5,000,000 of these stock options.

The fair value of each option was $0.03 and was estimated on the date of the grant using a probability weighted fair value model similar to a lattice valuation model with the following assumptions: dividend yield at 0%, risk free interest rate of 3.50%, an expected life of 6 years, and volatility of 106.52%.  The aggregate computed value of these options was $172,485 and this amount will be charged as expense over the 1.4 year vesting period.  Expense of $119,898 and $52,587 was recorded in 2009 and 2008 respectively.

On April 29, 2009, the Company entered into an employment agreement with the Company’s President and General Counsel.  Pursuant to the terms of the employment agreement, an option to purchase an aggregate of 4,500,000 shares of the Company’s common stock at an exercise price of $0.08 was granted.  One million of the options vested immediately and the rest vest over an eighteen (18) month period provided that the Company attains certain performance metrics, as more fully described below.

Each portion of the option grant vests as shown in the table below only if and when (1) the executive has been continuously employed by the Company through the applicable Vesting Date, and (2) with respect to the options that have Vesting Dates of January 1 and September 15, 2010, the option shall not vest until either the Company has (i) cash on hand in excess of $800,000, or (ii) a positive, trailing 90-day EBITDA, or (iii) raised an additional $1,000,000 in capital from new investments, excluding any proceeds from the exercise of any warrants or options.

Vesting Date	Number of Options

April 10, 2009	1,000,000

January 1, 2010	1,500,000

September 15, 2010	2,000,000

One million options granted vested immediately.  The January 1, 2010 conditions have been satisfied, as have the performance metrics related to the September 15, 2010 vesting date stock options.

The fair value of each option was $0.03 and was estimated on the date of the grant using a probability weighted fair value model similar to a lattice valuation model with the following assumptions: dividend yield at 0%, risk free interest rate of 3.50%, an expected life of 6 years, and volatility of 104.86%.  The aggregate computed value of these options was $175,331 and this amount will be charged as expense over the 1.7 year vesting period. Expense of $120,774 was recorded in 2009 in connection with this option grant.

Also during the second quarter of 2009, in connection with an appointment to the Company’s Board of Directors, the Company granted the new director an option to purchase 500,000 shares of the Company’s common stock. The options vest 250,000 shares every six months, have an exercise price of $0.08, and expire on April 29, 2015.  The fair value of each option granted was $0.06 and was estimated on the date of grant using the Black-Scholes pricing model with the following assumptions: dividend yield at 0%, risk-free interest rate of 3.50%, an expected life of 6 years, and volatility of 104.91%.  The aggregate computed value of these options was $28,292, and this amount will be charged as expense over the one year vesting period.

Stock-based expense included in the 2009 net loss consisted of $31,954 in compensatory warrants, options and stock for professional consulting services and compensation.  Stock-based expense included in the net loss for 2008 consisted of $318,187 for the issuance of common stock, warrants and options.

HEALTH DISCOVERY CORPORATION

Notes to Financial Statements, continued

Note I – STOCK COMPENSATION AND OTHER DERIVATIVE SECURITIES, continued

 The following table shows stock-based compensation and expense recorded in 2009 and 2008:

	2009	2008
Options and Warrants Issued for Services	$86,967	$227,002

Stock Based Compensation Expense	240,663	91,185

Stock Based Compensation Expense reversal	(295,676)	-

Net Increase	$31,954	$318,187

 During the fourth quarter of 2009, the Company reversed a previous accrual of expense for warrants for consulting services in the amount of $361,000 as the warrants were not issued and the Company has no obligation or intent to do so.  Of the $361,000 reversed, approximately $65,000 was accrued ratably during the first three quarters of 2009 and $296,000 had been accrued through December 31, 2008.  This amount was not considered material for restatement and was recorded in the fourth quarter of 2009 as a reduction in stock compensation expense.

 Note J - STOCKHOLDERS’ EQUITY

 In August 2008, the Company issued 515,384 shares of common stock to certain investors, pursuant to the terms of the Securities Purchase Agreement dated August 15, 2007, for no additional consideration.  The Company recorded expense of $36,076 or $0.07 per share.  The Company did not issue any other shares during the twelve months ended December 31, 2008.

In connection with the 2007 private placement, the Company issued warrants to purchase 51,538,822 shares of restricted common stock at an exercise price of $0.14 (the “Tranche 1 Warrants”). Pursuant to the terms of the Tranche 1 Warrants, certain of the holders were obligated to exercise fifty percent of the Tranche 1 Warrants if the market price for the Company’s common stock is $0.17 for a period of thirty consecutive calendar days, which occurred on November 6, 2009, or forfeit the right to acquire those shares.  On November 7, 2009, the Company exercised its call rights related to certain of the Tranche 1 Warrants.  As a result, the holders of the Tranche 1 Warrants who received the Company’s call notice were obligated to purchase 17,637,467 shares of common stock or forfeit an equal number of Tranche 1 Warrants.  The number of Tranche 1 warrant shares not called by the Company was 8,131,944. As of December 31, 2009, 15,878,073 shares of common stock have been purchased relating to the call notice and Tranche 1 Warrants to purchase 1,759,394 shares were forfeited. Additional warrants not subject to the call notice totaling 1,625,000 shares were also exercised.  As of December 31, 2009, the total remaining unexercised Tranche 1 Warrants is 31,276,358.

Series A Preferred Stock

The shares of Series A Preferred Stock were entitled to be converted by the holders into common stock by of the Company at any time without the payment of additional consideration.  The Series A Preferred Stock had to be converted into common stock of the Company when the trading value of the common stock of the Company exceeded $0.12 per share for a period of 30 consecutive calendar days.  The holder of the Series A Preferred Stock had the right to receive dividends, the right to vote on matters presented to the common stockholders, and a preference right in the event of liquidation in an amount equal to $594,975.  The Company had a right to redeem the shares of Series A Preferred Stock upon the fifth anniversary of the issue date at a redemption price of $0.08 per share if not previously converted.  On November 4, 2009, as a result of the trading value of the Company’s common stock exceeding $0.12 per share for a period of 30 consecutive calendar days, all outstanding shares of Series A Preferred Stock converted by its terms into 7,437,184 shares of common stock.

HEALTH DISCOVERY CORPORATION

Notes to Financial Statements, continued

Note J – STOCKHOLDERS’ EQUITY – continued

Series B Preferred Stock

During the first quarter of 2009 the Board of Directors authorized the designation of Series B Preferred Stock. The number of shares originally constituting the Series B Preferred Stock was 13,750,000, however, during the fourth quarter of 2009 the Board of Directors authorized the increase in the number of shares constituting the Series B Preferred Stock to 20,625,000. The Company sold to individual investors a total of 19,402,675 shares of Series B Preferred Stock for $1,490,015, net of associated expenses, in 2009.  The Series B Preferred Stock has not been registered under either federal or state securities laws and must be held until a registration statement covering such securities is declared effective by the Securities and Exchange Commission or an applicable exemption applies.

The Series B Preferred Stock may be converted into Common Stock of the Company at the option of the holder, without the payment of additional consideration by the holder, so long as the Company has a sufficient number of authorized shares to allow for the exercise of all of its outstanding warrants and options. The Shares of Series B Preferred Stock must be converted into Common Stock of the Company upon the demand by the Company after the fifth anniversary of the date of issuance.

The Series B Preferred Stock  accrues dividends at the rate of 10% of the Series B Original Issue Price per year, which shall be satisfied by the fifth anniversary of the issuance of such shares of the Series B Preferred Stock (the “Original Issue Date”) by the Company’s issuance of the number of shares of Common Stock equal to such accrued dividends divided by the average closing price of the Company’s Common Stock as reported on the Over-the-Counter-Bulletin Board or other exchange on which the Company’s Common Stock trades during the prior ten business days or by the payment of cash, as the Company may determine in its sole discretion. Dividends in the amount of $14,993 have been accrued for Series B Preferred stock as of December 31, 2009.

Subject to the limitations set forth in the Amended and Restated Articles of Amendment to Articles of Incorporation and applicable law, as long as the Series B Preferred Stock remain outstanding, the Company pay the holders of the Series B Preferred Stock a special dividend equal to 15% of Company Net Revenue collected beginning with the Original Issue Date and ending on the date the Series B Preferred Stock cease to be outstanding (the “Cash Bonus”).  Company Net Revenue will include, but not be limited to, revenue derived from development fees, license fees and royalties paid to the Company and revenue collected as a result of the sale of any asset of the Company or distributions from SVM Capital, LLC (each a “Revenue Contract”), reduced by the amount of any out-of-pocket costs or expenses that are directly related to obtaining, negotiating or documenting the Revenue Contracts and the performance of such Revenue Contracts, but shall not include the proceeds of any capital infusions from the exercise of outstanding options or warrants or as a result of any capital raise undertaken by the Company.  At any time following the Original Issue Date, the Company may satisfy the special dividend right in its entirety if the aggregate payments made to the Series B Holders is equal to that value which provides an internal annual rate of return of twenty percent (20%) on the Series B Preferred Stock.  The maximum Cash Bonus to be paid each year shall be the aggregate Series B Original Issue Price, and no amounts in excess of such amount shall accrue or carry-over to subsequent years.

No dividend payment will be made if, after the payment of such dividend, the Company would not be able to pay its debts as they become due in the usual course of business, or the Company’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved, to satisfy the preferential rights upon the dissolution to shareholders whose preferential rights are superior to those receiving the dividend.

 Note K - RELATED PARTY TRANSACTIONS

The Company acquired a specialized cryogenic freezer system used to keep tissue samples from the Chief Executive Officer on July 11, 2008 for $9,752.

HEALTH DISCOVERY CORPORATION

Notes to Financial Statements, continued

Note L – SUBSEQUENT EVENTS

The Company received the final payment of $112,500, net of certain legal fees, that was due under an agreement that settled the Company’s patent infringement lawsuit against Vermillion, formerly known as Ciphergen Biosystems.

One of our directors resigned during the first quarter of 2010.  As a result of his resignation, he forfeited options to acquire 750,000 shares of common stock at $0.08 because the vesting provisions will not be satisfied.  A new outside director has been appointed to replace a director who resigned for personal reasons and in connection with such appointment, the new director was granted options to acquire 1,500,000 shares of common stock at $0.26 per share.

In connection with the 2007 private placement, the Company issued warrants to purchase 51,538,822 shares of restricted common stock at an exercise price of $0.19 (the “Tranche 2 Warrants”). Pursuant to the terms of the Tranche 2 Warrants, certain of the holders were obligated to exercise fifty percent of the Tranche 2 Warrants if the average of the last reported closing bid and asked prices on such day on the Over-the-Counter Bulleting Board for the Company’s common stock was $0.24 for a period of thirty consecutive calendar days, which occurred on February 28, 2010, or forfeit the right to acquire those shares.  The Company exercised its call rights relating to certain of the Tranche 2 Warrants.  As a result, the holders of the Tranche 2 Warrants who received the Company’s call notice were obligated to purchase 14,731,217 shares of restricted common stock or forfeit an equal number of Tranche 2 Warrant shares.  The number of Tranche 2 warrant shares not called was 8,131,944 and 2,906,250 of the subject Tranche 2 Warrant shares had already been exercised. The number of shares of common stock purchased relating to the call notice was 11,729,390 and 3,001,827 Warrants were forfeited.  The Company has received $2,228,584 in gross proceeds from the purchase of the common stock related to the call provision.

Exercised warrants from January 1, 2010 through March 23, 2010 that were not subject to the Tranche 2 Warrant call totaled 4,531,250 warrant shares with proceeds to the Company of $810,939.  There are Tranche 2 Warrants to acquire 33,276,355 common shares outstanding.

On March 11, 2010, the Company, Smart Personalized Medicine, LLC  and Quest Diagnostics Incorporated  entered into a Development Agreement.  The Company, SPM and Quest also entered a related Licensing Agreement (the “Quest License”).  In consideration for the license, Quest will separately make payments to the Company and SPM.  Payments to the Company will include a $500,000 up front “Development License Fee,” monthly “License Maintenance Fees” equal to $8,750 per month for the first year and $17,500 per month for each year thereafter. Quest will also pay, upon the publication of a study performed for the Validation Work, an Initial Product License Fee of $125,000 for each of the first two Products, and Royalty Payments equal to 2.45% of the net sales of each Licensed Product.

Effective March 11, 2010, the Company and SPM amended the original License Agreement, dated August 22, 2008 pursuant to which HDC had licensed its intellectual property to SPM for use in the development of breast cancer products.  As amended, the Company will receive all payments under the Quest Development Agreement and License Agreement directly from Quest, and SPM will not be required to make any additional payments to the Company related to either such agreement.  In addition, the Company’s equity percentage interest in SPM was increased from 15% to 20%, and such equity percentage interest may be diluted only to the same extent and in the same manner as each other initial equity percentage interest holder; provided, however, that when raising additional equity, SPM must obtain the Company’s prior written approval of the terms and conditions of such equity offering.

HEALTH DISCOVERY CORPORATION

Notes to Financial Statements, continued

Note M – COMMITMENTS AND CONTINGENCIES

The Company is subject to various claims primarily arising in the normal course of business.  Although the outcome of these matters cannot be determined, the Company does not believe it is probable that any such claims will result in material costs and expenses.

The Company has received letters from an investor in the Company’s 2007 private placement (“2007 Private Placement”), claiming (a) that  certain rights to receive additional common stock of the Company for no additional consideration have been triggered by certain actions of the Company, (b) breaches of its contractual rights to approve certain issuances of derivative securities, (c) breaches of other covenants made by the Company in the 2007 Private Placement, (d) the Company had violated its SEC disclosure obligations, and (e) various breaches by the members of the Board of Directors of their fiduciary duties.  The Company denies the allegations and intends to vigorously defend these claims.  However, due to the uncertainties inherent in litigation, we cannot predict the outcome of this matter if the investor brings suit against the Company.  Such a lawsuit would be time consuming, distract our management from the business of the Company and result in substantial expenditures to defend the claim, each of which could have a material adverse impact on our business, financial condition and results of operations.  Moreover, if we are unsuccessful in defending against the claims, the Company may be required, among other things, to issue approximately 146,664,375 shares to such investor, and, if all of the other investors in the 2007 Private Placement sought the same remedy, the Company may be required to issue approximately 1,099,494,872 shares in the aggregate.  Issuing any significant portion of such shares of Common Stock would cause substantial dilution to existing shareholders.

HEALTH DISCOVERY CORPORATION

Balance Sheet
 as of September 30, 2010 (unaudited) and December 31, 2009

Assets
	September 30,	December 31,
	2010 (unaudited)	2009
Current Assets
Cash	$4,604,746	$2,328,912
Certificates of Deposit	150,793	622,358
Accounts Receivable	444,311	112,500
Prepaid Expenses and Other Assets	122,044	15,569

Total Current Assets	$5,321,894	$3,079,339

Equipment, Less Accumulated Depreciation of $25,345 and $19,251	23,737	24,667

Other Assets
Deferred Charges	53,484	10,336
Patents, Less Accumulated Amortization of $1,665,452 and $1,468,412	2,320,342	2,517,382

Total Assets	$7,719,457	$5,631,724

Liabilities and Stockholders’ Equity

Current Liabilities
Accounts Payable – Trade	$511,703	$570,837
Accrued Liabilities	173,082	214,122
Accrued Settlement Charges (Note G)	396,779	-
Dividends Payable	23,518	-
Deferred Revenue	114,035	39,375

Total Current Liabilities	1,219,117	824,334
Long Term Liabilities
Deferred Revenue	860,371	504,560
Dividends Payable	156,120	14,993

Total Liabilities	2,235,608	1,343,887

Commitments and Contingencies (Note H)

Stockholders’ Equity

Series B Preferred Stock, Convertible, 20,625,000 Shares Authorized, 19,402,675 Issued and Outstanding Common Stock, No Par Value, 300,000,000 Shares Authorized	1,490,015	1,490,015
228,850,747 Shares Issued and Outstanding September 30, 2010 and 194,462,847 Shares Issued and Outstanding December 31, 2009	25,118,584	18,807,239
Accumulated Deficit	(21,124,750)	(16,009,417)
Total Stockholders’ Equity	5,483,849	4,287,837

Total Liabilities and Stockholders' Equity	$7,719,457	5,631,724

See accompanying notes to financial statements.

HEALTH DISCOVERY CORPORATION

Statements of Operations
for the Three and Nine Months Ended September 30, 2010 and 2009
(unaudited)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
Revenues:
Licensing & Development	$159,9846	$16,215	$367,668	$49,121

Operating Expenses:
Amortization	65,680	65,680	197,040	197,040
Professional and Consulting Fees	149,266	130,675	478,793	379,338
Legal Fees	174,827	37,205	602,474	222,367
Research & Development Fees	132,444	6,526	325,403	18,494
Compensation	202,500	230,117	931,425	668,421
Other General and Administrative Expenses	268,389	160,037	686,584	287,881
Total Operating Expenses	993,106	630,239	3,221,719	1,773,541

Loss From Operations	(833,122)	(614,024)	(2,854,051)	(1,724,420)

Other Income (Expense)
Interest Income	3,139	1,454	13,303	3,868
Settlement Charges (Note G)	(396,779)	-	(2,274,426)	-
Interest Expense	-	(10,320)	(159)	(10,683)
Total Other Income (Expense)	(393,640)	(8,866)	(2,261,282)	(6,815)

Net Loss	$(1,226,762)	$(622,890)	$(5,115,333)	$(1,731,235)

Preferred stock dividends	56,763	-	278,802	-

Loss attributable to common shareholders	$(1,283,525)	$(622,890)	$(5,394,135)	$(1,731,235)

Weighted Average Outstanding Shares	221,349,240	169,522,590	211,103,478	169,522,590

Loss Per Share (basic and diluted)	$(.01)	$(.00)	$(.03)	$(.01)

See accompanying notes to financial statements

HEALTH DISCOVERY CORPORATION

Statements of Cash Flows
(unaudited)
For the Nine Months Ended September 30, 2010 and 2009

	Nine Months	Nine Months
	Ended	Ended
	September 30, 2010	September 30, 2009
Cash Flows From Operating Activities
Net Loss	$(5,115,333)	$(1,731,235)
Adjustments to Reconcile Net Loss to Net Cash
Used by Operating Activities:
Stock-based Compensation	25,807	197,331
Services Exchanged for Warrants	99,366	128,701
Warrants Issued to Shareholders (Note F)	597,647	-
Increase in Deferred Charges	(43,149)	(25,328)
Depreciation and Amortization	203,134	201,839
Increase in Accounts Receivable	(330,961)	-
Increase in Allowance for Doubtful Accounts	-	112,500
Increase in Recoverable Development Costs	(28,195)	-
(Increase) Decrease in Interest Receivable	288	(156)
Increase (Decrease) in Deferred Revenue	430,472	(11,621)
(Increase) Decrease in Prepaid Expenses and Other Assets	(79,416)	11,135
Increase (Decrease) in Accounts Payable – Trade	(59,135)	311,841
Increase in Accrued Liabilities (Note G)	355,740	51,121
Net Cash Used by Operating Activities	(3,943,735)	(753,872)

Cash Flows From Investing Activities:
Redemption of Certificates of Deposit	471,564	-
Purchase of Equipment	(5,164)	(2,465)
Net Cash Provided by Investing Activities	466,400	(2,465)

Cash Flows From Financing Activities:
Proceeds from Sales of Preferred B Stock	-	600,000
Proceeds from the Exercise of Warrants	5,852,333	-
Proceeds from Borrowing	-	500,000
Dividends Paid	(99,164)	-

Net Cash Provided by Financing Activities	5,753,169	1,100,000

Net Increase in Cash	2,275,834	343,663

Cash, at Beginning of Period	2,328,912	325,887

Cash, at End of Period	$4,604,746	$669,550

Supplemental disclosures of cash flow information:
Cash Paid for Interest	$159	$601

See accompanying notes to financial statements.

HEALTH DISCOVERY CORPORATION

Notes to Financial Statements

Note A - BASIS OF PRESENTATION

Health Discovery Corporation (the “Company”) is a molecular diagnostics company that has acquired certain patents and has patent pending applications for certain machine learning tools used for diagnostic and drug discovery.  The Company licenses the use of its patent protected technology and utilizes such technology internally to develop diagnostic tests, prognostic tests, drug monitoring tests and drug targets for therapeutic use, and sells or licenses such discoveries to diagnostic or pharmaceutical companies worldwide. The Company’s technology also has applications in the data mining and business analytics fields.

The accounting principles followed by the Company and the methods of applying these principles conform with accounting principles generally accepted in the United States of America (GAAP).  In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements.  Actual results could differ significantly from those estimates.

The interim financial statements included in this report are unaudited but reflect all adjustments which, in the opinion of management, are necessary for a fair presentation of the financial position and results of operations for the interim periods presented.  All such adjustments are of a normal recurring nature.  The results of operations for the three and nine month periods ended September 30, 2010 are not necessarily indicative of the results of a full year’s operations and should be read in conjunction with the financial statements and footnotes included in the Company’s annual report on Form 10-K for the year ended December 31, 2009.

Recent Accounting Pronouncements

ASC Topic 105 incorporates the July 2009, FASB issuance of SFAS No. 168, Codification and the Hierarchy of Generally Accepted Accounting Principles, which establishes the FASB Accounting Standards Codification (the “Codification” or “ASC”) and supersedes all existing accounting standards as the single source of authoritative non-governmental U.S. GAAP.  All other accounting literature not included in the Codification is considered non-authoritative, except for additional authoritative rules and interpretive releases of the SEC and applicable only to SEC registrants.  The Codification is organized by topic, subtopic, section, and paragraph, each of which is identified by a numerical designation.  This statement applied beginning in the third quarter 2009.  All accounting references have been updated, and therefore SFAS references have been replaced with ASC references.

In September 2009, the FASB issued ASC 810, Consolidations, to improve financial reporting by enterprises involved with variable interest entities by addressing (1) the elimination of the qualifying special-purpose entity concept  and (2) constituent concerns about the application of  accounting and disclosures which do not provide timely and useful information about an enterprise’s involvement in a variable interest entity. The Company adopted this statement on January 1, 2010 and the adoption of this standard did not have a material effect on our financial position or results of operations.

In August 2009, the FASB issued ASU No. 2009-05, Fair Value Measurements and Disclosures (Topic 820) – Measuring Liabilities at Fair Value.  This update provides clarification for the fair value measurement of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available. ASU also clarifies that when estimating a fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability.  This update is effective for interim periods beginning after August 28, 2009. The adoption of this standard did not have a material effect on our financial position or results of operations.

 HEALTH DISCOVERY CORPORATION

Notes to Financial Statements, continued

Note B – REVENUE RECOGNITION

Revenue is generated through the sale or license of patented technology and processes and from services provided through development agreements.  These arrangements are controlled by contracts that dictate responsibilities and payment terms.  The Company recognizes revenues as earned over the duration of a license agreement or upon the sale of any owned patent once all contractual obligations have been fulfilled.  Revenue is earned under development agreements in the period the services are performed.

During the first quarter the Company signed a License Agreement which required an initial payment to the Company from Quest Diagnostics, Inc. of $500,000. The Company recognized deferred revenue in connection with such licensing agreement of $500,000 which will be recognized as income over the approximate 9 year weighted average remaining term of the patents subject to the License Agreement.

In addition, during the first quarter the Company signed a Development Agreement with Quest Diagnostics, Inc..  The Development Agreement, in the amount of $375,000 requires the Company to perform services to assist Quest Diagnostics, Inc. in developing certain products.  Revenue of $291,662 has been recorded as of September 30, 2010, for the Development Agreement and $83,338 is expected to be recognized as income over the remaining estimated development period of two months.

The Company treats the incremental direct cost of revenue arrangements, which consists principally of employee bonuses, as deferred charges and these incremental direct costs are amortized to expense using the straight-line method over the same term as the related deferred revenue recognition.

Deferred revenue represents the unearned portion of payments received in advance for licensing and development agreements.  The Company had total unearned revenue of $974,406 as of September 30, 2010.  Unearned revenue of $114,035 is recorded as current and $860,371 is classified as long-term.

Note C - NET LOSS PER SHARE

Basic Earnings Per Share (“EPS”) includes no dilution and is computed by dividing income or loss available to common shareholders by the weighted average number of common shares outstanding for the period.  Diluted EPS reflects the potential dilution of securities that could share in the earnings or losses of the entity.  Due to the net loss in all periods presented the calculation of diluted per share amounts would create an anti-dilutive result and therefore is not presented.

Note D - STOCK-BASED COMPENSATION AND OTHER EQUITY BASED PAYMENTS

Stock-based expense included in our net loss for the three months and nine months ended September 30, 2010, consisted of $14,100 and $125,174 respectively for stock options granted to executives and directors.  Stock-based expense included in our net loss for the three months and nine months ended September 30, 2009 was $254,577 and $386,032 respectively.

As of September 30, 2010, and September 30, 2009, there was $250,020 and $250,366, respectively, of unrecognized cost related to stock option and warrant grants.  The cost is to be recognized over the remaining vesting periods with a weighted average of approximately 2.3 years.

One of our directors resigned during the first quarter of 2010 due to other work commitments. As a result of his resignation, he forfeited options to acquire 750,000 shares of common stock at $0.08 because the vesting provisions were not satisfied.

In February 2010, a new outside director was appointed to replace the director who resigned. In connection with this appointment to the Company’s Board of Directors, the Company granted the new director an option to purchase 1,500,000 shares of the Company’s common stock. The options vest 250,000 shares every six months, have an exercise price of $0.26, and expire on February 24, 2015.  The fair value of each option granted was $0.205 and was estimated on the date of grant using the Black-Scholes pricing model with the following assumptions: dividend yield at 0%, risk-free interest rate of 2.73%, an expected life of 5 years, and volatility of 1.0816%.  The aggregate computed value of these options was $307,469, and this amount will be charged as an expense over the three year vesting period.

HEALTH DISCOVERY CORPORATION

Notes to Financial Statements, continued

Note D - STOCK-BASED COMPENSATION AND OTHER EQUITY BASED PAYMENTS, continued

As a part of the August 15, 2008 employment agreement with Dr. Stephen Barnhill as Chief Executive Officer, Dr. Barnhill was granted an option to purchase an aggregate of 6,000,000 shares of the Company’s common stock at an exercise price of $0.08. The options were to vest over a two year period and the vesting included certain performance metrics in order for a portion of the options to vest. Due to the performance metrics not being met for a portion of the options, 1,000,000 shares did not vest and were forfeited in the third quarter.  As a result, the Company recognized a reduction of stock compensation expense of $28,748 related to those unvested options. The remaining 5,000,000 have vested according to the terms of the employment agreement.

On May 10, 2010, the Company announced the appointment of Maher Albitar, M.D., to the position of Chief Medical Officer. On August 2, 2010, the company issued Dr. Albitar an option to purchase 1,000,000 shares of common. The options vest in four installments of 250,000 options and have a contingent vesting criteria based upon the commercialization of four new molecular diagnostic tests.  The options have an exercise price of $0.15, and expire on August 2, 2015.  The fair value of each option granted was $0.13 and was estimated on the date of grant using the Black-Scholes pricing model with the following assumptions: dividend yield at 0%, risk-free interest rate of 1.62%, an expected life of 5 years, 10% probability, and volatility of 1.3298%.  The aggregate computed value of these options is $13,025 and will be charged as an expense over the vesting period.

The following schedule summarizes combined stock option and warrant information for the nine months ended September 30, 2010 and the twelve months ended December 31, 2009:

2009	Option and Warrant Shares	Weighted Average Exercise Price
Outstanding, January 1, 2009	128,777,644	$0.16
Granted	5,000,000	$0.08
Exercised	(17,503,073)	$0.14
Expired un-exercised	(15,659,394)	$0.15
Outstanding, December 31, 2009	100,615,177	$0.16

2010
Granted*	19,375,000	$0.22
Exchanged*	(32,527,776)	$0.17
Exercised	(34,387,903)	$0.14
Expired un-exercised	(18,949,498)	$0.19
Outstanding, September 30, 2010	34,125,000	$0.15

* Please refer to Note F with regard to Mr. Quirk for additional detail regarding this item.

HEALTH DISCOVERY CORPORATION

Notes to Financial Statements, continued

The following schedule summarizes combined stock option and warrant information as of September 30, 2010:

Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (years)	Number Exercisable	Weighted Average Remaining Contractual Life (years) of Exercisable Warrants and Options

$0.08	12,250,000	3.0	12,250,000	5.0
$0.13	2,500,000	2.0	2,500,000	2.0
$0.15	1,000,000	5.0	-	5.0
$0.17	6,875,000	2.0	6,875,000	2.0
$0.25	*10,000,000	1.5	*10,000,000	1.5
$0.26	1,500,000	4.0	250,000	4.5
Total	34,125,000		33,125,00

* Please refer to Note F with regard to Mr. Quirk for additional detail regarding this item.

The weighted average remaining life of all outstanding warrants and options at September 30, 2010 is 4.5 years.  As of September 30, 2010, the aggregate net intrinsic value of all options and warrants outstanding is $636,237.

Note E - PATENTS

The Company has acquired and developed a group of patents related to biotechnology and certain machine learning tools used for diagnostic and drug discovery. Legal costs associated with patent acquisitions and the application processes for new patents are also capitalized as patent assets. The Company has recorded as other assets $2,320,342 in patents and patent related costs, net of $1,665,452 in accumulated amortization, at September 30, 2010.

Amortization charged to operations for the three months and nine months ended September 30, 2010, and 2009 were $65,680 and $197,040 respectively in both years. Estimated amortization expense for the next five years is $262,720 per year.

Note F – STOCKHOLDERS’ EQUITY

In connection with the 2007 private placement, the Company issued warrants to purchase 51,538,822 shares of restricted common stock at an exercise price of $0.19 (the “Tranche 2 Warrants”). Pursuant to the terms of the Tranche 2 Warrants, certain of the holders were obligated to exercise fifty percent of the Tranche 2 Warrants if the average of the last reported closing bid and asked prices on the Over-the-Counter Bulletin Board for the Company’s common stock was $0.24 for a period of thirty consecutive calendar days, which occurred on February 28, 2010, or forfeit the right to acquire those shares.  The Company exercised its call rights relating to certain of the Tranche 2 Warrants during the first quarter.  As a result, the holders of the Tranche 2 Warrants who received the Company’s call notice were obligated to purchase 14,731,217 shares of restricted common stock or forfeit an equal number of Tranche 2 Warrant shares.   The number of shares of common stock purchased relating to the call notice was 11,729,390 and 3,001,827 Warrants were forfeited.  The Company received $2,228,584 in gross proceeds from the purchase of the common stock related to the call provision.

Warrants exercised in the first quarter of 2010 that were exercised independent of the Tranche 2 Warrant call totaled 4,531,250 warrant shares with proceeds to the Company of $810,938.

HEALTH DISCOVERY CORPORATION

Notes to Financial Statements, continued

Note F – STOCKHOLDERS’ EQUITY, continued

On September 7, 2010, the warrants related to the 2007 private placement expired. As a result, 10,952,261 warrants, representing both the $0.14 and the $0.19 tranches, were exercised on or before September 7, 2010 resulting in proceeds of $1,654,436 to be delivered to the Company.

In addition to the warrant conversions described above, there were 6,875,000 warrants converted into shares as part of the settlement on July 27, 2010, with the lead purchaser in the 2007 Private Placement (“2007 Lead Purchaser”). Therefore, in addition to the warrants converted on or before September 7, 2010, 6,875,000 warrants were converted and $1,134,375 was credited to the 2007 Lead Purchaser in order to cover the aggregate price of the warrants.

Warrants exercised in the third quarter of 2010 that were exercised independent of the 2007 Private Placement expiration totaled 300,000 warrant shares with proceeds to the Company of $24,000.

On September 23, 2010 the Company announced that the declaratory judgment lawsuit brought by William F. Quirk, Jr., related to his 32,527,776 warrants issued pursuant to the 2007 Private Placement transaction, was settled. Pursuant to the settlement agreement, Mr. Quirk exchanged his 32,527,776 warrants (16,263,888 warrants with an exercise price of $0.14 per share and 16,263,888 warrants with an exercise price of $0.19 per share) for three new warrants, two of which are for 3,333,333 shares each and one warrant for 3,333,334 shares (for a total of 10 million shares), with strike prices of $0.20, $0.25 and $0.30, and exercise terms of 12 months, 18 months and 24 months, respectively.  The modification of Mr. Quirk’s warrants did not result in a charge to the company as the estimated fair value of the warrants surrendered by Mr. Quirk in the exchange was less than the estimated fair value of the replacement warrants granted to Mr Quirk.

In addition to the exchange of warrants in connection with the settlement with Mr. Quirk, the Company will provide an exercise price adjustment equal to the fair market value of two million shares. The value of this exercise price adjustment, based on the closing price on the date prior to the date of exercise of the new warrants, will be applied towards the exercise price of all or a part of any of the three replacement warrants granted to Mr. Quirk aggregating  ten million shares. Mr. Quirk will not receive cash or stock related to this exercise price adjustment.

In connection with our Series B Preferred stock, we are required to pay dividends which accrue on a cumulative 10% basis.  Such dividends are payable at the Company’s option in cash or common stock and the dividends will be accrued until paid at the Company’s option or when the shares are converted to common stock .  As there is no requirement to pay such dividends in the upcoming year and it is not the intention of the Company to do so, the dividends payable of $156,120 are reflected as a long term liability in the accompanying balance sheet.

In addition, the Company is required to pay a special dividend to the Preferred B shareholders equal to 15% of net revenues for revenue contracts signed after the issuance of the Series B stock.  The Company paid $99,164 in dividends related to this requirement in the second quarter of 2010 as a result of revenue contracts signed in 2010. Additionally, $23,518 is recorded as currently payable as of September 30, 2010.

On October 12, 2010, the Company was notified by one the holders of Series B Preferred stock of their desire to convert their existing Series B Preferred stock to common stock, as is their right.  The company will convert those Series B Preferred shares to common stock and pay the accrued dividends to the investor during the fourth quarter of this year.

HEALTH DISCOVERY CORPORATION

Notes to Financial Statements, continued

Note G – SUBSEQUENT EVENTS

On October11, 2010, the Company announced that Richard Scott Tobin its President, General Counsel, Principal Financial Officer, Principal Accounting Officer and Director, has stepped down from all positions effective October 10, 2010.

As part of his employment agreement, Mr. Tobin’s 4.5 million options vested options would have been required to be exercised within 90 days of his separation from the company or be forfeited.  In connection with the release agreement, the Company has agreed (i) to pay Mr. Tobin $269,615, (ii) to extend the exercise period of his options until January 15, 2012, and (iii) to allow Mr. Tobin an exchange feature enabling him to pay with a portion of his HDC shares up to $170,000 related to any option conversion tax liability.  The Company expects to incur an expense of $127,164 for extending his options until January 15, 2012. This expense will be charged in the fourth quarter. The aggregate cost of this settlement is reflected on the financials statements as accrued settlement charges of $396,779.

On October 26, 2010, the Company announced that Thomas L. Gallagher has been appointed by the Board of Directors as President, Chief Operating Officer and General Counsel effective October 20, 2010.

The Board of Directors also approved the grant to Mr. Gallagher of 2,500,000 options to purchase common stock.  The options are exercisable immediately at an exercise price of $0.19 per share (the closing price on the grant date) and expire ten years after the grant date.   The Company will record a charge of $357,798 in the fourth quarter with respect to the option grant. The fair value of each option granted was $0.14 and was estimated on the date of grant using the Black-Scholes pricing model with the following assumptions: dividend yield at 0%, risk-free interest rate of 2.82%, an expected life of 5 years, and volatility of 1.0%.

On November 2, 2010, the Company announced that it has been awarded $244,479 by the United States government under the Qualifying Therapeutic Discovery Project (QTDP) Program to advance the development of the company's SVM and RFE-SVM technology. The QTDP grant program provides support for innovative projects that are determined by the U.S. Department of Health and Human Services to have reasonable potential to result in new therapies, to treat areas of unmet medical need, or to prevent, detect, or treat chronic or acute diseases and conditions, or to reduce long-term health care costs in the United States, or to significantly advance the goal of curing cancer.  This grant was based upon research and development expenditures during 2009 and 2010.  This grant has been reflected as a reduction of research and development expense and compensation expenses during the third quarter of 2010 and is shown on the accompanying balance sheet as accounts receivable at September 30, 2010.

Note H – COMMITMENTS

From time to time, the Company is subject to various claims primarily arising in the normal course of business. Although the outcome of these matters cannot be determined, the Company does not believe it is probable that any such claims will result in material costs and expenses.

17,875,000 Shares of
Common Stock To Be Issued Upon Exercise Of Warrants
16,263,888 Shares of Common Stock

HEALTH DISCOVERY CORPORATION

PROSPECTUS

December 10, 2010

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid in connection with the sale of shares of our common stock being registered, all of which will be paid by us.  All amounts are estimates except the registration fee.

Securities and Exchange Commission registration fee		$444.79
Legal fees and expenses
Accounting fees and expenses
Transfer Agent and Registrar fees		0.00
Blue Sky fees and expenses		550.00
Printing and engraving expenses		0.00
Miscellaneous		0.00
Total	$

Item 14.	Indemnification of Directors and Officers

Our articles of incorporation provide that we will indemnify, to the fullest extent permitted by the Georgia Business Corporation Code, our directors and officers against expenses and liabilities arising from such director or officer being named as an individual party to a proceeding by reason of having served in the role of director or officer.  Our bylaws provide that advances against expenses shall be made so long as the person seeking indemnification gives the Company a written affirmation that he or she in good faith believes that he or she has met the standard of conduct for indemnification and agrees to refund the advances if it is ultimately determined that he or she is not entitled to indemnification. A determination of whether indemnification of a director or officer is proper because he or she met the applicable standard of conduct shall be made (1) by our board of directors or a committee duly designated thereby, (2) in particular circumstances, by independent legal counsel in a written opinion or (3) by the affirmative vote of a majority of the shares entitled to vote.

In addition, Article 7 of our articles of incorporation, subject to limited exceptions, eliminates the potential personal liability of a director for monetary damages to Health Discovery Corporation and to our shareholders for breach of duty as a director, except for liability for (1) breach of duty involving appropriation of business opportunity of Health Discovery Corporation, (2) an act of omission not in good faith or involving intentional misconduct or a knowing violation of law, (3) a transaction from which the director derives an improper material tangible personal benefit or (4) the types of liability set forth in Section 14-2-832 of the Georgia Business Corporation Code dealing with unlawful distributions of corporate assets to shareholders.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by that director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether this indemnification by us is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

Item 15.	Recent Sales of Unregistered Securities

In 2007, the Company issued 51,538,822 shares of restricted Common Stock in return for $2.55 million in cash and the conversion of approximately $1.6 million in debt.  Proceeds from the private placement were used for general working capital purposes.  Each purchaser of Common Stock also received one warrant to acquire an equal number of shares at $0.14 (the “Tranche 1 Warrants”) and one warrant to acquire an equal number of shares at $0.19 (the “Tranche 2 Warrants”).  As a result of the Company’s Common Stock achieving minimum trading price thresholds, the Company elected to require the exercise or forfeiture of certain of the Tranche 1 Warrants in November, 2009, and of the Tranche 2 Warrants in March 2010.  As a result of the Company’s election of its rights and other voluntary exercises by the holders of the warrants, the Company issued 33,763,712 shares of Common Stock for gross proceeds of $5,489,952 and warrants to acquire 4,761,222 shares were forfeited.  Warrants to purchase 31,276,358 shares at $0.14 and 33,276,355 shares at $0.19 remain outstanding.

In 2007, the Company issued 7,437,184 shares of Series A Preferred Stock in a conversion of $594,975 of secured debt to equity.  On November 4, 2009, as a result of the trading value of the  Common Stock exceeding $0.12 per share for a period of 30 consecutive calendar days, all outstanding shares of Series A Preferred Stock converted by its terms into 7,437,184 shares of Common Stock.

The shares and the warrants were offered and sold in each of the Company’s private placements were offered and sold in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended, and Regulation D promulgated thereunder.  Based on the information provided by each of the investors, all investors qualify as accredited investors (as defined by Rule 501 under the Securities Act of 1933, as amended).  There were no underwriters in connection with either of these transactions, and there were no underwriting discounts or commissions.

During 2009, pursuant to a Securities Purchase Agreement, as amended and restated (the “Purchase Agreement”), we completed the sale of Series B Preferred Stock for $1,490,015 in cash net of associated expenses.  The Series B Preferred Stock may be converted into Common Stock of the Company at the option of the holder, at a price of $0.08 per share (subject to adjustment) so long as the Company has a sufficient number of authorized shares to allow for the exercise of all of its outstanding derivative securities, and without the payment of additional consideration by the holder.  The Shares of Series B Preferred Stock must be converted into Common Stock of the Company upon the demand by the Company after the fifth anniversary of the date of issuance.  The Series B Preferred Stock will not be immediately registered under either federal or state securities laws and any may not be sold unless a registration statement covering such securities is declared effective by the Securities and Exchange Commission or an applicable exemption from registration applies.  In connection with the sale of the Series B Preferred Stock, we paid $51,748 in finder’s fees.

Additional Issuance of Securities

In June 2008, our new director was awarded warrants to purchase 1,500,000 shares of Company common stock, which vest over three years and expire in six years.  These warrants have an exercise price of $0.06, and will be charged as directors’ fees over the vesting period.

In April 2009, in connection with the employment of the Company’s President and General Counsel, the Company granted to its President and General Counsel an option to purchase an aggregate of 4,500,000 shares of the Common Stock at an exercise price of $0.08.  One million of the options vested immediately, and one million five hundred thousand vested on January 1, 2010.  The remaining two million options vest on September 15, 2010.  The options expire on April 29, 2019.

Also during the second quarter of 2009, in connection with an appointment to the Company’s Board of Directors, the Company granted the new director an option to purchase 500,000 shares of the Common Stock. The options vest 250,000 shares every six months, have an exercise price of $0.08, and expire on April 29, 2015.

In February 2010, in connection with an appointment to the Company’s Board of Directors, the Company granted the new director an option to purchase 1,500,000 shares of Common Stock. The option vests 250,000 shares every six months, have an exercise price of $0.26, and expire on February 24, 2015.

In August 2010, the Company granted Dr. Maher Albitar an option to purchase 1,000,000 shares of Common Stock at an exercise price of $0.15 per share.

In October 2010, in connection with his appointment as President and Chief Operating Officer, the Company granted Mr. Thomas L. Gallagher a currently exercisable option to purchase 2,500,000 shares of Common Stock at an exercise price of $0.19 per share.

            In August 2008, in connection with entering into his employment agreement, Dr. Barnhill was also granted an option to purchase an aggregate of 6,000,000 shares of the Company’s common stock at an exercise price of $0.08.  The options vest over a two year period, assuming a minimum share price, and with respect to a portion of the options, the Company attaining certain performance metrics, as more fully described in the Option Award.

All of these issuances of equity securities were made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended.

Settlement Agreement with Lead Investor

As previously disclosed, the Company has received numerous letters from the lead purchaser (the “Investor”) in the Company’s 2007 private placement,  claiming, among other things, (a) that rights to receive up to 146,664,375 additional shares of the Company’s common stock for no additional consideration have been triggered by certain actions of the Company, (b) breaches of its contractual rights to approve certain issuances of options and warrants, (c) breaches of other covenants made by the Company in the 2007 Private Placement, (d) the Company had violated its SEC disclosure obligations, and (e) various breaches by the members of the Board of Directors of their fiduciary duties.

The Company denied the Investor’s claims and allegations.  However, due to the expense, distraction and uncertainty of potential litigation regarding the claims, the Company negotiated a settlement with the Investor, effective July 27, 2010.  Pursuant to the settlement agreement, the Company agreed, among other things, to (a) pay $145,625 to cover certain expenses of the Investor, (b) credit $1,134,375 to cover the aggregate exercise price of  warrants to purchase 6,875,000 shares of the Company’s common stock held by the Investor, (c) issue to the Investor a new two year warrant to purchase an additional 6,875,000 shares of common stock at an exercise price of $0.17 per share, and (d) file a registration statement covering the resale of the shares of common stock underlying the new warrant.  In exchange, the Investor agreed, among other things, to (a) release the Company and certain related persons from all claims through the date of the settlement (including the claims relating to the 2007 Private Placement), (b) waive all future rights under the 2007 Private Placement agreements, and (c) standstill from certain actions related to the Company and its equity securities for a period of five years from the date of settlement.  Neither the Company nor the Investor admitted liability or wrongdoing in connection with the settlement.

The issuance of equity securities and warrants to the Investor were made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended.

Quirk Settlement

On September 22, 2010, the Company and William F. Quirk, Jr. entered into a settlement agreement with respect to a lawsuit brought by William F. Quirk, Jr., a shareholder of the Company. The litigation related to 32,527,776 warrants issued to Mr. Quirk pursuant to the 2007 Private Placement transaction, and the Company’s counterclaim of Mr. Quirk’s breach of fiduciary duty.

Pursuant to the settlement agreement, Mr. Quirk exchanged his 32,527,776 warrants for 10,000,000 new warrants. The 32,527,776 exchanged warrants consisted of 16,263,888 warrants with an exercise price of $0.14 and 16,263,888 warrants with an exercise price of $.019. The 10,000,000 new warrants consist of three tranches; two of which are for 3,333,333 warrants each and one for 3,333,334 warrants, with strike prices of $0.20, $0.25 and $0.30, and exercise terms of 12 months, 18 months and 24 months, respectively.

In addition to the exchange of warrants, the Company will provide Mr. Quirk an exercise price adjustment equal to the fair market value of two million phantom shares. The value of this exercise price adjustment will only be applied towards the exercise of some or all of the new warrants. Mr. Quirk is limited to only using this exercise price adjustment to exercise the new warrants and will not receive cash, stock or any other benefit related to this exercise price adjustment. The exercise price adjustment expires September 22, 2012. As a result of the exercise price adjustment, the Company does not expect to receive any proceeds from the exercise of these warrants.

Item 16.	Exhibits and Financial Statement Schedules

The following exhibits are filed as part of this registration statement:

Exhibit
Number	Description

3.1	Articles of Incorporation. Registrant incorporates by reference Exhibit 3.1 to Form 8-K filed July 18, 2007.

3.1(a)	Articles of Amendment to Articles of Incorporation. Registrant incorporates by reference Exhibit 99.1 to Form 8-K filed October 10, 2007.

3.1(b)	Articles of Amendment to Articles of Incorporation. Registrant incorporates by reference Exhibit 3.1(b) to Form 10-K filed March 31, 2009.

3.2	By-Laws. Registrant incorporates by reference Exhibit 3.2 to Form 8-K filed July 18, 2007.

4.1	Copy of Specimen Certificate for shares of common stock. Registrant incorporates by reference Exhibit 4.1 to Registration Statement on Form SB-2, filed June 4, 2001.

4.1(a)	Copy of Specimen Certificate for shares of common stock. Registrant incorporates by reference Exhibit 4.1 (b) to Form 10-KSB, filed March 30, 2004.

4.1(b)	Copy of Specimen Certificate for shares of Series A Preferred Stock. Registrant incorporates by reference Exhibit 4.1(b) to Form 10-K filed March 31, 2008.

4.1(c)	Copy of Specimen Certificate for shares of Series B Preferred Stock. Registrant incorporates by reference Exhibit 4.1(c) to Form 10-K filed March 31, 2009.

5.1	Opinion of Fowler White Boggs, P.A. Filed herewith.
10.1	Employment Agreement between the Company and Stephen Barnhill dated August 15, 2008. Registrant incorporates by reference Exhibit 10.2 to Form 8-K filed August 18, 2008. *

10.2	License Agreement between the Company and Clarient, Inc. dated July 31, 2007. Registrant incorporates by reference Exhibit 10.1 to Form 8-K filed August 3, 2007.

10.2(a)	Amendment to License Agreement between Health Discovery Corporation and Clarient, Inc., dated January 13, 2009. Registrant incorporates by reference Exhibit 10.2 to Form 8-K filed February 5, 2009.

10.3	Securities Purchase Agreement by and among the Company, the Cash Purchasers and the Lender Purchasers. Registrant incorporates by reference Exhibit 10.11 to Form 10-QSB filed August 16, 2007.

10.4	Form of Warrant to Cash and Lender Purchasers. Registrant incorporates by reference Exhibit 10.14 to Form 10-K filed March 31, 2008.

10.5	Amendment to Stock Purchase Warrant with Dr. Richard Caruso. Registrant incorporates by reference Exhibit 10.1 to Form 8-K filed August 18, 2008.

10.6	Option Award to Stephen D. Barnhill, M.D. dated August 15, 2008. Registrant incorporates by reference Exhibit 10.3 to Form 8-K filed August 18, 2008. *

10.7
License and Development Agreement by and between the Company and DCL Medical Laboratories, LLC dated July 14, 2008.  Registrant incorporates by reference Exhibit 10.17 to Registration Statement on Form S-1 filed September 19, 2008.

10.7(a)
Mutual Termination and Release Agreement between the Company and DCL Medical Laboratories, LLC dated January 28, 2010.  Registrant incorporates by reference Exhibit 10.7(a) to  Form 10-K filed on March 31, 2010.

10.8	License Agreement between Health Discovery Corporation and Abbott Molecular Inc., dated January 30, 2009. Registrant incorporates by reference Exhibit 10.13 to Form 10-K filed March 31, 2009.**

10.9
License Agreement between Health Discovery Corporation and Quest Diagnostics Incorporated, dated January 30, 2009.Registrant incorporates by reference Exhibit 10.3 to Form 8-K filed February 5, 2009. **

10.10	Form of Securities Purchase Agreement. Registrant incorporates by reference Exhibit 10.15 to Form 10-K filed March 31, 2009.

10.10(a)	Form of Amendment to Securities Purchase Agreement. Registrant incorporates by reference Exhibit 10.10(a) to Form 10-K filed on March 31, 2010.

10.10(b)	Form of Amended and Restated Securities Purchase Agreement. Registrant incorporates by reference Exhibit 10.10(b) to Form 10-K filed on March 31, 2010.

10.11	Employment Agreement between the Company and R. Scott Tobin dated as of April 15, 2009. Registrant incorporates by reference Exhibit 10.1 to Form 8-K filed May 5, 2009. *

10.12	Option Award to R. Scott Tobin dated April 29, 2009. Registrant incorporates by reference Exhibit 10.2 to Form 8-K filed May 5, 2009. *

10.13	Employment Agreement between the Company and John Norris dated as of September 1, 2009. Registrant incorporates by reference Exhibit 10.1 to Form 8-K filed September 18, 2009. *

10.14	Secured Promissory Note by the Company in favor of Joseph McKenzie. Registrant incorporates by reference Exhibit 99.1 to Form 8-K filed July 7, 2009. *

10.15	Form of 2009 Option Award. Registrant incorporates by reference Exhibit 10.15 to Form 10-K filed on March 31, 2010. *

10.16	Form of 2010 Option Award. Registrant incorporates by reference Exhibit 10.16 to Registration Statement on Form 10-K filed on March 31, 2010. *

10.17
Development Agreement by and among the Company, Smart Personalized Medicine, LLC and Quest Diagnostics Incorporated dated March 11, 2010.  Registrant incorporates by reference Exhibit 10.17 to Form 10-K filed on March 31, 2010.

10.18
Licensing Agreement by and among the Company, Smart Personalized Medicine, LLC and Quest Diagnostics Incorporated dated March 11, 2010.  Registrant incorporates by reference Exhibit 10.18 to Registration Statement on Form 10-K filed on March 31, 2010.

10.19	License Agreement, dated August 22, 2008, by and between the Company and Smart Personalized Medicine, LLC. Registrant incorporates by reference Exhibit 10.19 to Form 10-K filed on March 31, 2010.

10.20
Amendment to License Agreement by and between the Company and Smart Personalized Medicine, LLC dated as of March 11, 2010.  Registrant incorporates by reference Exhibit 10.20 to  Form 10-K filed on March 31, 2010.

10.21
Employment Letter by and between the Company and Thomas Gallagher effective December 1, 2009.  Registrant incorporates by reference Exhibit 10.21 to Registration Statement on Form 10-K filed on March 31, 2010. *

10.22	Settlement and Release Agreement with 2007 Private Placement Lead Investor. Registrant incorporates by reference Exhibit 10.1 to Form 10Q filed November 15, 2010.

10.23	Settlement and Release Agreement between the Company and William F. Quirk, Jr. dated as of September 22, 2010. Registrant incorporates by reference Exhibit 10.2 to Form 10-Q filed November 15, 2010.

10.24	Release Agreement between the Company and R. Scott Tobin dated October 2, 2010. Filed herewith.

16.1	Letter from Porter Keadle Moore LLP regarding change in certifying accountant. Registrant incorporates by reference Exhibit 16.1 to Form 8-K, filed September 27, 2006.

21.1	Subsidiaries of the Registrant. Registrant incorporates by reference Exhibit 21.1 to Form 10-K filed March 31, 2010.

23.1	Consent of Hancock Askew & Co. LLP. Filed herewith.

23.2	Consent of Fowler White Boggs, P.A. (contained in Exhibit 5.1 filed herewith)

* Management contract or compensatory plan or arrangement
** Portions of exhibit have been omitted pursuant to a request for confidential treatment

Item 17.	Undertakings

The undersigned registrant hereby undertakes that:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)           That, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)           That each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Savannah, State of Georgia, on December 10, 2010

HEALTH DISCOVERY CORPORATION

By:	/s/ Stephen D. Barnhill
Stephen D. Barnhill, M.D.
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities stated and on the 10th day of December, 2010.

Signature	Title

/s/ Stephen D. Barnhill		December 10, 2010
Stephen D. Barnhill, M.D.	Chairman and Chief Executive Officer

/s/ Thomas L. Gallagher		December 10, 2010
Thomas L. Gallagher	President, Chief Operating Officer, General Counsel, and Principal Financial Officer

/s/ Curtis G. Anderson		December 10, 2010
Curtis G. Anderson	Director

/s/ D. Paul Graham		December 10, 2010
D. Paul Graham	Director

/s/ Joseph McKenzie		December 10, 2010
Joseph McKenzie, D.V.M.	Director